                                                     Registration No. 811-8704


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

                         Initial Registration Statement

                                GROUP VEL ACCOUNT
            OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               440 Lincoln Street
                               Worcester, MA 01653
                     (Address of Principal Executive Office)

                            Mary Eldridge, Secretary
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)


              It is proposed that this filing will become effective:

           ___   immediately upon filing pursuant to paragraph (b)
           ___   on (date) pursuant to paragraph (b)
           ___   60 days after filing pursuant to paragraph (a)(1)
           ___   on (date) pursuant to paragraph (a)(1)
           ___   this post-effective amendment designates a new effective
                 date for a previously filed post-effective amendment

                         FLEXIBLE PREMIUM VARIABLE LIFE

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1999 was filed on or before March 30, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a) may determine.

Registrant is making this filing in order to register a new flexible premium variable life policy, under Securities Act of 1933.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS


ITEM NO. OF
FORM N-8B-2                         CAPTION IN PROSPECTUS
-----------                         ---------------------
1...................................Cover Page
2...................................Cover Page
3...................................Not Applicable
4...................................Distribution
5...................................The Company, The Group VEL Account
6...................................The Group VEL Account
7...................................Not Applicable
8...................................Not Applicable
9...................................Legal Proceedings
10..................................Summary; Description of the Company, The Group VEL Account and the
                                    Underlying Funds; The Certificate; Certificate Termination and
                                    Reinstatement; Other Certificate Provisions
11..................................Summary; The Underlying Funds; Investment Objectives and Policies
12..................................Summary; The Underlying Funds
13..................................Summary; The Underlying Funds; Charges and Deductions
14..................................Summary; Enrollment Form for a Certificate
15..................................Summary; Enrollment Form for a Certificate; Premium Payments;  Allocation
                                    of Net Premiums
16..................................The Group VEL Account; The Underlying Funds; Premium Payments; Allocation
                                    of Net Premiums
17..................................Summary; Surrender; Partial Withdrawal; Charges and Deductions;
                                    Certificate Termination and Reinstatement
18..................................The Group VEL Account; The Underlying Funds; Premium Payments
19..................................Reports; Voting Rights
20..................................Not Applicable
21..................................Summary; Certificate Loans; Other Certificate Provisions
22..................................Other Certificate Provisions
23..................................Not Required
24..................................Other Certificate Provisions
25..................................The Company
26..................................Not Applicable
27..................................The Company
28..................................Directors and Principal Officers of the Company
29..................................The Company
30..................................Not Applicable
31..................................Not Applicable
32..................................Not Applicable
33..................................Not Applicable
34..................................Not Applicable
35..................................Distribution
36..................................Not Applicable
37..................................Not Applicable
38..................................Summary; Distribution
39..................................Summary; Distribution
40..................................Not Applicable
41..................................The Company, Distribution
42..................................Not Applicable


43..................................Not Applicable
44..................................Premium Payments; Certificate Value and Surrender Value
45..................................Not Applicable
46..................................Certificate Value and Surrender Value; Federal Tax Considerations
47..................................The Company
48..................................Not Applicable
49..................................Not Applicable
50..................................The Group VEL Account
51..................................Cover Page; Summary; Charges and Deductions; The Certificate;
                                    Certificate Termination and Reinstatement;  Other Certificate Provisions
52..................................Addition, Deletion or Substitution of Investments
53..................................Federal Tax Considerations
54..................................Not Applicable
55..................................Not Applicable
56..................................Not Applicable
57..................................Not Applicable
58..................................Not Applicable
59..................................Not Applicable

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED          , 2000

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
               440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653
            GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACTS
                              GROUP VARIABLE LIFE

This Prospectus provides important information about a group and individual flexible premium variable life insurance contract offered by Allmerica Financial Life Insurance and Annuity Company. (Individual policies or certificates under a group contract are collectively referred to as Certificates). Certificates are available to eligible applicants who are members of a non-qualified benefit plan generally having a minimum of five or more members, depending on the group, and who are Age 85 years old and under. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE.

The Certificates are funded through the Group VEL Account, a separate investment account of the Company that is referred to as the Separate Account and through the Fixed Account. The Separate Account is subdivided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the following Funds:

ALLMERICA INVESTMENT TRUST           FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Select Aggressive Growth Fund        Fidelity VIP Overseas Portfolio
Select Capital Appreciation Fund     Fidelity VIP Equity-Income Portfolio
Select Value Opportunity Fund        Fidelity VIP Growth Portfolio
Select Emerging Markets Fund         Fidelity VIP High Income Portfolio
Select International Equity Fund
Select Growth Fund                   FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Select Strategic Growth Fund         Fidelity VIP II Contrafund Portfolio
Core Equity Fund                     Fidelity VIP II Index 500 Portfolio
Select Growth and Income Fund
Select Investment Grade Income Fund  T. ROWE PRICE INTERNATIONAL SERIES, INC.
Government Bond Fund                 T. Rowe Price International Stock Portfolio
Money Market Fund                    MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.**
                                     MSDW Technology Portfolio

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

THE CERTIFICATES ARE NOT SUITABLE FOR SHORT-TERM INVESTMENT. VARIABLE LIFE POLICIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE CERTIFICATE.

THIS LIFE CERTIFICATE IS NOT: A BANK DEPOSIT OR OBLIGATION; OR FEDERALLY INSURED; OR ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        CORRESPONDENCE MAY BE MAILED TO:
                        ALLMERICA LIFE
                        P.O. BOX 8179
                        BOSTON, MA 02266-8179

                               TABLE OF CONTENTS

SPECIAL TERMS...............................................       4
SUMMARY OF FEES AND CHARGES.................................       7
SUMMARY OF CERTIFICATE FEATURES.............................      10
DESCRIPTION OF THE COMPANY, THE SEPARATE ACCOUNT, AND THE
 UNDERLYING FUNDS...........................................      16
INVESTMENT OBJECTIVES AND POLICIES..........................      18
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........      21
VOTING RIGHTS...............................................      20
THE CERTIFICATE.............................................      22
  Enrollment Form for a Certificate.........................      22
  Free-Look Period..........................................      22
  Conversion Privileges.....................................      23
  Premium Payments..........................................      23
  Allocation of Net Premiums................................      24
  Transfer Privilege........................................      25
  Election of Death Benefit Options.........................      26
  Guideline Premium Test and Cash Value Accumulation Test...      26
  Death Proceeds............................................      27
  Change in Death Benefit Option............................      28
  Change in Face Amount.....................................      28
  Certificate Value and Surrender Value.....................      29
  Payment Options...........................................      30
  Optional Insurance Benefits...............................      31
  Surrender.................................................      31
  Partial Withdrawal........................................      31
CHARGES AND DEDUCTIONS......................................      31
  Premium Expense Charge....................................      32
  Monthly Deduction from Certificate Value..................      32
  Charges Reflected in the Assets of the Separate Account...      35
  Transaction Charge on Partial Withdrawal..................      35
  Transfer Charges..........................................      35
  Charge for Change in Face Amount..........................
  Other Administrative Charges..............................      36
CERTIFICATE LOANS...........................................      36
CERTIFICATE TERMINATION AND REINSTATEMENT...................      37
OTHER CERTIFICATE PROVISIONS................................      38
DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY.............      40
DISTRIBUTION................................................      41
REPORTS.....................................................      41
LEGAL PROCEEDINGS...........................................      42
FURTHER INFORMATION.........................................      42
INDEPENDENT ACCOUNTANTS.....................................      42
FEDERAL TAX CONSIDERATIONS..................................      42
  The Company and the Separate Account......................      42
  Taxation of the Certificates..............................      43
  Certificate Loans.........................................      43
  Modified Endowment Contracts..............................      44
MORE INFORMATION ABOUT THE FIXED ACCOUNT....................      44
FINANCIAL STATEMENTS........................................      45
APPENDIX A -- OPTIONAL BENEFITS.............................     A-1
APPENDIX B -- PAYMENT OPTIONS...............................     B-1

APPENDIX C -- ILLUSTRATIONS OF SUM INSURED, CERTIFICATE
 VALUES AND ACCUMULATED PREMIUMS............................     C-1
APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES......     D-1
APPENDIX E -- PERFORMANCE INFORMATION.......................     E-1
FINANCIAL STATEMENTS........................................   FIN-1

                                 SPECIAL TERMS

AGE: The Insured's age as of the last birthday measured from a Certificate anniversary.

BENEFICIARY: The person(s) designated by the owner of the Certificate to receive the insurance proceeds upon the death of the Insured.

CERTIFICATE CHANGE: Any change in the Face Amount, the addition or deletion of a rider, or a change in the Death Benefit Option.

CERTIFICATE OWNER: The persons or entity entitled to exercise the rights and privileges under the certificate.

CERTIFICATE VALUE: The total amount available for investment under a Certificate at any time. It is equal to the sum of (a) the value of the Units credited to a Certificate in the Sub-Accounts, and (b) the accumulation in the Fixed Account credited to that Certificate.

COMPANY: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us," and "the Company" refer to Allmerica Financial Life Insurance and Annuity Company in this Prospectus.

DATE OF ISSUE: The date set forth in the Certificate used to determine the Monthly Processing Date, Certificate months, Certificate years, and Certificate anniversaries.

DEATH BENEFIT: The amount payable upon the death of the Insured, before the Final Premium Payment Date, prior to deductions for any Outstanding Loan at the time of the Insured's death, and partial withdrawals, if any, and any due and unpaid Monthly Deductions. The amount of the Death Benefit will depend on the Death Benefit Option chosen, but will always be at least equal to the Face Amount.

DEATH PROCEEDS: Prior to the Final Premium Payment Date, the Death Proceeds equal the amount calculated under the applicable Death Benefit Option, less any Outstanding Loan at the time of the Insured's death, partial withdrawals, if any, and any due and unpaid Monthly Deductions. After the Final Premium Payment Date, the Death Proceeds equal the Surrender Value of the Certificate.

DELIVERY RECEIPT: An acknowledgment, signed by the Certificate Owner and returned to the Principal Office, that the Certificate Owner has received the Certificate and the Notice of Withdrawal Rights.

ENROLLMENT FORM OR APPLICATION: The form that is completed and signed by the Owner and employee, if applicable, when applying for insurance coverage.

EVIDENCE OF INSURABILITY: Information, satisfactory to the Company, that is used to determine the Insured's Underwriting Class.

FACE AMOUNT: The total amount of insurance coverage applied for, including the base amount of insurance coverage ("Base Amount") and the benefit provided under the Insured Term Rider, if any. The Face Amount of each Certificate is set forth in the specifications pages of the Certificate.

FINAL PREMIUM PAYMENT DATE: The Certificate anniversary nearest the Insured's 100th birthday. The Final Premium Payment Date is the latest date on which a premium payment may be made. After this date, the Death Proceeds equal the Surrender Value of the Certificate. The Net Death Benefit may be different before and after the Final Payment Date. See DEATH PROCEEDS.

FIXED ACCOUNT: The Fixed Account is an investment option that is funded by the Company's general account. The general account includes all of the assets of the Company other than those held in a Separate Account.

GUIDELINE ANNUAL PREMIUM: The annual amount of premium that would be payable through the Final Premium Payment Date for the specified Death Benefit, if premiums were fixed by the Company as to both timing and amount, and monthly cost of insurance charges were based on the 1980 Commissioners Standard Ordinary Mortality Tables (Age Last Birthday), Smoker or Non-Smoker, Male, Female, Unisex (Table B), net investment earnings at an annual effective rate of 5%, and fees and charges as set forth in the Certificate and any Certificate riders.

GUIDELINE MINIMUM DEATH BENEFIT: The Guideline Minimum Death Benefit required to qualify the Certificate as "life insurance" under federal tax laws. The Guideline Minimum Death Benefit varies by Age. It is calculated by multiplying the Certificate Value by a percentage determined by the Insured's Age.

The percentage factor is a percentage that, when multiplied by the Certificate Value, determines the Guideline Minimum death benefit required under federal tax laws. If Option 3 is in effect, the percentage factor is based on the Insured's attained age, sex, risk classification, as set forth in the Certificate. For both the Option 1 and the Option 2, the percentage factor is based on the Insured's attained age, as set forth in GUIDELINE MINIMUM DEATH BENEFIT TABLE in DEATH PROCEEDS -- "GUIDELINE MINIMUM DEATH BENEFIT UNDER OPTION 1 AND OPTION 2."

INSURANCE AMOUNT AT RISK: The Death Benefit less the Certificate Value.

ISSUANCE: The date the Company mails the Certificate if the enrollment form is approved with no changes requiring your consent; otherwise, the date the Company receives your written consent to any changes.

LOAN VALUE: The maximum amount that may be borrowed under the Certificate.

MONTHLY DEDUCTION: Charges deducted monthly from the Certificate Value prior to the Final Premium Payment Date. The charges include the monthly cost of insurance, the monthly cost of any benefits provided by rider, the monthly Certificate administrative charge, the monthly expense charge, the monthly Separate Account administrative charge and the monthly mortality and expense risk charge.

MONTHLY PROCESSING DATE: The date on which the Monthly Deduction is deducted from Certificate Value.

NET PREMIUM: An amount equal to the premium less any premium expense charge.

OUTSTANDING LOAN: All unpaid Certificate loans plus interest due or accrued on such loans.

PRINCIPAL OFFICE: The Company's office, located at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: In certain circumstances, you may specify from which Sub-Account certain deductions will be made or to which Sub-Account Certificate Value will be allocated. If you do not, the Company will allocate the deduction or Certificate Value among the Fixed Account and the Sub-Accounts, in the same proportion that the Certificate Value in the Fixed Account and the Certificate Value in each Sub-Account bear to the total Certificate Value on the date of deduction or allocation.

SEPARATE ACCOUNT: A separate account consists of assets segregated from the Company's other assets. The investment performance of the assets of each separate account is determined separately from the other assets of the Company. The assets of a separate account which are equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business which the Company may conduct.

SUB-ACCOUNT: A subdivision of the Separate Account. Each Sub-Account invests exclusively in the shares of a corresponding Underlying Fund.

SURRENDER CHARGE: There is no surrender charge.

SURRENDER VALUE: The amount payable upon a full surrender of the Certificate. It is the Certificate Value, less any Outstanding Loan.

UNDERLYING FUND ("FUNDS"): The Funds of the Allmerica Investment Trust ("AIT"), the Portfolios of the Fidelity Variable Insurance Products Fund ("Fidelity VIP") and Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), the Portfolio of T. Rowe Price International Series, Inc. ("T. Rowe Price"), and the Portfolio of Morgan Stanley Dean Witter Universal Funds, Inc. ("MSDW Universal Funds or MSDW"), which are available under the Certificates.

UNDERWRITING CLASS: The risk classification that the Company assigns the Insured based on the information in the enrollment form and any other Evidence of Insurability considered by the Company. The Insured's Underwriting Class will affect the cost of insurance charge, the monthly expense charge, and the amount of premium required to keep the Certificate in force.

UNIT: A measure of your interest in a Sub-Account.

VALUATION DATE: A day on which the net asset value of the shares of any of the Underlying Funds is determined and Unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, partial withdrawal, or surrender of a Certificate is received) when there is a sufficient degree of trading in an Underlying Fund's securities such that the current net asset value of the Sub-Accounts may be materially affected.

VALUATION PERIOD: The interval between two consecutive Valuation Dates.

WRITTEN REQUEST: A request by the Certificate Owner, in writing, satisfactory to the Company.

YOU OR YOUR: The Certificate Owner, as shown in the enrollment form or the latest change filed with the Company.

                          SUMMARY OF FEES AND CHARGES

PREMIUM EXPENSE CHARGE

A charge may be deducted from each premium payment for state and local premium taxes paid by the Company, to compensate the Company for federal taxes imposed for deferred acquisition cost ("DAC") taxes, and for sales expenses related to the Certificates. State premium taxes generally range from 0.75% to 5%, while local premium taxes (if any) vary by jurisdiction within a state. The Federal DAC tax deduction may range from zero to 2% of premiums, depending on the group to which the Policy is issued. [.] The charge for distribution expenses may range from zero to 10%. See CHARGES AND DEDUCTIONS -- "Premium Expense Charge."

MONTHLY DEDUCTIONS FROM CERTIFICATE VALUE

On the Date of Issue and each Monthly Processing Date thereafter prior to the Final Premium Payment Date, certain charges ("Monthly Deductions") will be deducted from the Certificate Value. The Monthly Deduction includes the following charges:

    - The cost of insurance.

    - Certificate administrative expenses. The charge may be up to $10 monthly, depending on the group to which the Policy is issued.

    - For the first five Certificate years, a monthly expense charge to reimburse the Company for underwriting and acquisition costs. The charge is equal to a specified amount that varies with the Insured's Age and underwriting class for each $1,000 of the Certificate's Base Amount on the Date of Issue. For more information, see Appendix D -- MONTHLY EXPENSE CHARGES.

    - Separate Account administrative expenses. The Separate Account administrative charge may continue for up to 10 Certificate years and may be up to 0.25% of Certificate Value in each Sub-Account, depending on the group to which the Policy was issued.

    - Mortality and expense risks. The mortality and expense risk charge may be up to 0.90% of Certificate Value in each Sub-Account. You may specify from which Sub-Account the cost of insurance charge, the charge for Certificate administrative expenses, the Monthly Expense Charge, the mortality and expense risk charge, and any charge for the cost of additional benefits provided by rider will be deducted. If no allocation is specified, the Company will make a Pro-Rata Allocation.

The Separate Account administrative charge and the mortality and expense risk charge are assessed against Certificate Value in each Sub-Account that generates a charge. In the event that a charge is greater than the value of the Sub-Account to which it relates on a Monthly Processing Date, the unpaid balance will be totaled and the Company will make a Pro-Rata Allocation.

Monthly Deductions are made on the Date of Issue and on each Monthly Processing Date until the Final Premium Payment Date. After the Final Premium Payment Date, a deduction for mortality and expense risk charges will continue to be assessed monthly. No other Monthly Deductions will be made on or after the Final Premium Payment Date. See CHARGES AND DEDUCTIONS -- "Monthly Deductions from Certificate Value."

TRANSACTION CHARGES

Each of the charges listed below is designed to reimburse the Company for administrative costs incurred in the applicable transaction.

TRANSACTION CHARGE ON PARTIAL WITHDRAWALS

A transaction charge, which is up to the smaller of $25 or 2% of the amount withdrawn, is assessed at the time of each partial withdrawal to reimburse the Company for the cost of processing the withdrawal. See CHARGES AND
DEDUCTIONS -- "Transaction Charge on Partial Withdrawal." The transaction fee applies to all partial withdrawals.

TRANSFER CHARGE

The first twelve transfers of Certificate Value in a Certificate year will be free of charge. Thereafter, with certain exceptions, a transfer charge of $10 will be imposed for each transfer request to reimburse the Company for the costs of processing the transfer. This charge may be increased, but is guaranteed not to exceed $25. See THE CERTIFICATE -- "Transfer Privilege" and CHARGES AND DEDUCTIONS -- "Transfer Charges."

OTHER ADMINISTRATIVE CHARGES

The Company reserves the right to impose a charge for the administrative costs associated with changing the Net Premium allocation instructions, for changes in face amount, for changing the allocation of any Monthly Deductions among the various Sub-Accounts, or for a projection of values. See CHARGES AND
DEDUCTIONS -- "Other Administrative Charges."

CHARGES OF THE UNDERLYING FUNDS

In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Investment Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 1999.

                                              MANAGEMENT FEE   OTHER EXPENSES
                                                (AFTER ANY       (AFTER ANY      TOTAL FUND EXPENSES
                                                VOLUNTARY        APPLICABLE      (AFTER ANY WAIVERS/
UNDERLYING FUND                                  WAIVERS)      REIMBURSEMENTS)     REIMBURSEMENTS)
---------------                               --------------   ---------------   -------------------
Select Aggressive Growth Fund...............        0.81%*     0.06%              0.87%(1)(2)*
Select Capital Appreciation Fund............        0.90%*     0.07%              0.97%(1)*
Select Value Opportunity Fund...............        0.90%      0.07%              0.97%(1)(2)
Select Emerging Markets Fund................        1.35%      0.57%              1.92%(1)(2)
Select International Equity Fund............        0.89%      0.13%              1.02%(1)(2)
Fidelity VIP Overseas Portfolio.............        0.73%      0.18%              0.91%(3)
T. Rowe Price International Stock
 Portfolio..................................        1.05%      0.00%              1.05%
Select Growth Fund..........................        0.78%      0.05%              0.83%(1)(2)
Select Strategic Growth Fund................        0.85%      0.35%              1.20%(1)(2)
Core Equity Fund............................        0.43%      0.05%              0.48%(1)(2)
Fidelity VIP Growth Portfolio...............        0.58%      0.08%              0.66%(3)
Fidelity VIP II Index 500 Portfolio.........        0.24%      0.10%              0.34%(3)
Fidelity VIP Equity-Income Portfolio........        0.48%      0.09%              0.57%(3)
Select Growth and Income Fund...............        0.67%      0.07%              0.74%(1)(2)
Fidelity VIP High Income Portfolio..........        0.58%      0.11%              0.69%
Select Investment Grade Income Fund.........        0.43%      0.07%              0.50%(1)
Fidelity VIP II Contrafund Portfolio........        0.58%      0.09%              0.67%(3)
Government Bond Fund........................        0.50%      0.12%              0.62%(1)
Money Market Fund...........................        0.24%      0.05%              0.29%(1)
MSDW Technology Portfolio...................        0.80%      0.35%              1.15%(+)

* Effective September 1, 1999, the management fee rates for the Select Aggressive Growth Fund and Select Capital Appreciation Fund were revised. The Management Fee and Total Fund Expense ratios shown in the table above have been adjusted to assume that the revised rates took effect January 1, 1999.

(1) Until further notice, Allmerica Financial Investment Management
Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for Select International Equity Fund, 1.35% for Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.25% for Select Value Opportunity Fund, 1.20% for Select Growth Fund and Core Equity Fund, 1.10% for Select Growth and Income Fund, 1.00% for Select Investment Grade Income Fund, and Government Bond Fund, and 0.60% for Money Market Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout 1999.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In addition, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor.

Until further notice, the Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets.

The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

(2) These Funds have entered into agreements with brokers whereby the brokers rebate a portion of commissions. These amounts have been treated as reductions of expenses. Including these reductions, total annual fund operating expenses were 1.01% for Select International Equity Fund, 1.88% for Select Emerging Markets, 0.84% for Select Aggressive Growth Fund, 0.88% for Select Value Opportunity Fund, 0.81% for Select Growth Fund, 1.17% for Select Strategic Growth Fund, 0.45% for Core Equity Fund, and 0.73% for Select Growth and Income Fund.

(3) A portion of the brokerage commissions that certain funds paid was used to reduce fund expenses. In addition, through arrangements with certain funds, or Fidelity Management & Research Company on behalf of certain funds, custodian credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's expenses. Including these reductions, total operating expenses presented in the table would have been 0.87% for the Fidelity VIP Overseas Portfolio; 0.65% for the Fidelity Contrafund Portfolio; 0.56% for the Fidelity VIP Equity-Income Portfolio0.65% for the Fidelity VIP Growth Portfolio; 0.28% for the Fidelity VIP II Contrafund Portfolio; and 0.28% for the Fidelity VIP II Index 500 Portfolio.

(+) MSDW Investment Management has voluntarily agreed to waive its management fees and to reimburse the MSDW Technology Portfolio if processing of such fees would cause the total annual operating expense of the portfolio to exceed 1.15% of average daily net assets. This fee waiver is voluntary and may be terminated by Miller, Anderson and Sherrerd, LLP ("MAS") at any time without notice.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

                        SUMMARY OF CERTIFICATE FEATURES

This Summary is intended to provide only a very brief overview of the more significant aspects of the Certificate. If you are considering the purchase of this product, you should read the remainder of this Prospectus carefully before making a decision. It offers a more complete presentation of the topics presented here, and will help you better understand the product. However, the Certificate, together with its attached application, constitutes the entire agreement between you and the Company.

Within limits, you may choose the amount of initial premium desired and the initial Death Benefit. You have the flexibility to vary the frequency and amount of premium payments, subject to certain restrictions and conditions. You may withdraw a portion of the Certificate's Surrender Value, or the Certificate may be fully surrendered at any time, subject to certain limitations.

There is no guaranteed minimum Certificate Value. The value of a Certificate will vary up or down to reflect the investment experience of allocations to the Sub-Accounts and the fixed rates of interest earned by allocations to the Fixed Account. The Certificate Value will also be adjusted for other factors, including the amount of charges imposed. The Certificate will remain in effect so long as the Certificate Value less any Outstanding Loan is sufficient to pay certain monthly charges imposed in connection with the Certificate. The Certificate Value may decrease to the point where the Certificate will lapse and provide no further death benefit without additional premium payments.

You may choose among three Death Benefit Options. See THE CERTIFICATE -- "Election of Death Benefit Options" and "Guideline Premium Test and Cash Value Accumulation Test." If the Certificate is in effect at the death of the Insured, the Company will pay a Death Benefit (the "Death Proceeds") to the Beneficiary. Prior to the Final Premium Payment Date, the Death Proceeds equal the Death Benefit, less any Outstanding Loan, partial withdrawals, and any due and unpaid charges. After the Final Premium Payment Date, the Death Proceeds equal the Surrender Value of the Certificate. A Minimum Death Benefit, equivalent to a percentage of the Certificate Value, will apply if greater than the Death Benefit otherwise payable.

In certain circumstances, a Certificate may be considered a "modified endowment contract." Under the Internal Revenue Code ("Code"), any Certificate loan, partial withdrawal or surrender from a modified endowment contract may be subject to tax and tax penalties. See FEDERAL TAX CONSIDERATIONS -- "Modified Endowment Contracts."

THE CERTIFICATE

The Certificate allows you, subject to certain limitations, to make premium payments in any amount and frequency. As long as the Certificate remains in force, it will provide for:

    - life insurance coverage on the named Insured;

    - Certificate Value;

    - surrender rights and partial withdrawal rights;

    - loan privileges; and

    - in some cases, additional insurance benefits available by rider.

The Certificates provide Death Benefits, Certificate Values, and other features traditionally associated with life insurance policies. The Certificates are "variable" because, unlike the fixed benefits of ordinary whole life insurance, the Certificate Value will, and under certain circumstances the Death Proceeds may, increase or decrease depending on the investment experience of the Sub-Accounts of the Separate Account. They are

"flexible premium" Certificates, because, unlike traditional insurance policies, there is no fixed schedule for premium payments. However, you may be required to provide evidence of insurability as a condition to our accepting any payment that would increase the Insurance Amount at Risk (the Death Benefit less the Certificate Value). See THE CERTIFICATE -- "Premium Payments." Although you may establish a schedule of premium payments ("planned premium payments"), failure to make the planned premium payments will not necessarily cause a Certificate to lapse, nor will making the planned premium payments guarantee that a Certificate will remain in force. Thus, you may, but are not required to, pay additional premiums. The Company may limit the maximum payment received in any certificate year, but in no event will the limit be less than the maximum Level Premium shown in the certificate.

The Certificate will remain in force until the Surrender Value is insufficient to cover the next Monthly Deduction and loan interest accrued, if any, and a grace period of 62 days has expired without adequate payment being made by you. See CERTIFICATE TERMINATION AND REINSTATEMENT.

CERTIFICATE VALUE AND SURRENDER VALUE

The Certificate Value is the total amount available for investment under a Certificate at any time. It is the sum of the value of all Units in the Sub-Accounts of the Separate Account and all accumulations in the Fixed Account of the Company credited to the Certificate. The Certificate Value reflects the amount and frequency of Net Premiums paid, charges and deductions imposed under the Certificate, interest credited to accumulations in the Fixed Account, investment performance of the Sub-Accounts to which Certificate Value has been allocated, and partial withdrawals. The Certificate Value may be relevant to the computation of the Death Proceeds. You bear the entire investment risk for amounts allocated to the Separate Account. The Company does not guarantee a minimum Certificate Value.

The Surrender Value will be the Certificate Value, less any Outstanding Loan. The Surrender Value is relevant, for example, in the computation of the amounts available upon partial withdrawals, Certificate loans or surrender.

ALLOCATION OF NET PREMIUMS

Net Premiums are the premiums paid less any premium expense charge. The Certificate, together with its attached enrollment form, constitutes the entire agreement between you and the Company. Net Premiums may be allocated to one or more Sub-Accounts of the Separate Account, to the Fixed Account, or to any combination of accounts. You bear the investment risk of Net Premiums allocated to the Sub-Accounts. Allocations may be made to no more than 20 Sub-Accounts at any one time. The minimum allocation is 1% of Net Premium. All allocations must be in whole numbers and must total 100%. See THE CERTIFICATE -- "Allocation of Net Premiums."

CERTIFICATE ISSUANCE

At the time of enrollment, the Owner and Insured, if applicable will complete an enrollment form. Upon payment of the initial premium, temporary insurance will be provided. If any premiums are paid prior to the issuance of the Certificate, such premiums will be held in the Fixed Account. If your enrollment form is approved and the Certificate is issued and accepted, the initial premiums held in the Fixed Account will be credited with interest at a specified rate beginning not later than the date of receipt of the premiums at the Company's Principal Office. IF A CERTIFICATE IS NOT ISSUED AND ACCEPTED, THE INITIAL PREMIUMS WILL BE RETURNED TO YOU WITHOUT INTEREST.

Premiums allocated to the Fixed Account will earn a fixed rate of interest. Net Premiums and minimum interest are guaranteed by the Company. For more information, see MORE INFORMATION ABOUT THE FIXED ACCOUNT.

If your Certificate provides for a full refund of the initial payment under its "Right to Examine Certificate" provision (as may be required in your state), upon issuance all Certificate Value in the Fixed Account that you initially designated to go to the Separate Account will be transferred to the Sub-Account investing in the Money Market Fund of AIT. All Certificate Value will be allocated as you have chosen not later than the expiration of the period during which you may exercise the "Right to Examine Certificate" provision. See THE CERTIFICATE -- "Certificate Issuance" and "Free Look Period."

FREE-LOOK PERIOD

The Certificate provides for an initial Free-Look Period. You may cancel the Certificate by mailing or delivering it to the Principal Office or to an agent of the Company on or before the latest of (a) 45 days after the enrollment form for the Certificate is signed, or (b) 10 days after receiving the Certificate (20 or 30 days if required in your state). After an increase in The Face Amount, a right to cancel the increase also applies.

When you return the Certificate, the Company will mail a refund to you within seven days. The refund of any premium paid by check may be delayed until the check has cleared your bank. If your Certificate provides for a full refund of the initial premium under its "Right-to-Examine Certificate" provision as required in you state, your refund will be the greater of (a) your entire premium, or (b) the Certificate Value plus deductions under the Certificate, or by the Underlying Funds for taxes, charges or fees.

If your Certificate does not provide for a full refund of the initial premium, you will receive the Certificate Value in the Separate Account, plus premiums paid (including fees and charges), minus the amounts allocated to the Separate Account, plus the fees and charges imposed on amounts in the Separate Account"

For more information, see THE CERTIFICATE -- "Free-Look Period

CONVERSION PRIVILEGES

During the first 24 Certificate months after the Date of Issue, subject to certain restrictions, you may convert this Certificate to a flexible premium fixed adjustable life insurance Certificate by simultaneously transferring all accumulated value in the Sub-Accounts to the Fixed Account and instructing the Company to allocate all future premiums to the Fixed Account. Where required by state law, and at your request, the Company will issue a flexible premium adjustable life insurance policy to you. The new Certificate will have the same face amount, issue Age, Date of Issue, and risk classifications as the original Certificate. See THE CERTIFICATE -- "Conversion Privileges."

PARTIAL WITHDRAWAL

After the first Certificate year, you may make partial withdrawals in a minimum amount of $500 from the Certificate Value. Under Option 1 or Option 3, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below $40,000. A transaction charge will be assessed to reimburse the Company for the cost of processing each partial withdrawal. See THE CERTIFICATE -- "Partial Withdrawal" and CHARGES AND DEDUCTIONS -- "Charges on Partial Withdrawal."

LOAN PRIVILEGE

You may borrow against the Certificate Value. The total amount you may borrow is the Loan Value. The Loan Value is 90% of an amount equal to Certificate Value.

Certificate loans will be allocated among the Fixed Account and the Sub-Accounts in accordance with your instructions. If no allocation is made by you, the Company will make a Pro-Rata Allocation among the

Accounts. In either case, Certificate Value equal to the Certificate loan will be transferred from the appropriate Sub-Accounts to the Fixed Account, and will earn monthly interest at an effective annual rate of not less than 4%. Therefore, a Certificate loan may have a permanent impact on the Certificate Value even though it is eventually repaid. Although the loan amount is a part of the Certificate Value, the Death Proceeds will be reduced by the amount of any Outstanding Loan at the time of death.

Certificate loans will bear interest at a fixed rate of 4.9%, guaranteed not to be greater than 5.5% per year, due and payable in arrears at the end of each Certificate year. If interest is not paid when due, it will be added to the loan balance. Certificate loans may be repaid at any time. You must notify the Company if a payment is a loan repayment; otherwise, it will be considered a premium payment. Any partial or full repayment of any Outstanding Loan by you will be allocated to the Fixed Account or Sub-Accounts in accordance with your instructions. If you do not specify an allocation, the Company will allocate the loan repayment in accordance with your most recent premium allocation instructions. See CERTIFICATE LOANS.

PREFERRED LOAN OPTION

If approved in your state, a preferred loan option is automatically available under the Certificates. It may be revoked by you upon written request at any time. If this option is available, after the tenth certificate anniversary Certificate Value in the Fixed Account equal to the loan amount will be credited with interest at an effective annual yield of not less than 4% Certificate loans currently bear interest at a fixed rate of 4% (guaranteed not to be greater than 4.5%).

There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Certificate. See FEDERAL TAX CONSIDERATIONS -- "Certificate Loans." Consult a qualified tax adviser (and see FEDERAL TAX CONSIDERATIONS). THE PREFERRED LOAN OPTION IS NOT AVAILABLE IN ALL STATES.

CERTIFICATE LAPSE AND REINSTATEMENT

Failure to make premium payments will not cause a Certificate to lapse unless:
(a) the Surrender Value is insufficient to cover the next Monthly Deduction plus loan interest accrued, if any, or (b) Outstanding Loan exceeds the Certificate Value. A 62-day grace period applies to each situation. Subject to certain conditions (including Evidence of Insurability showing that the Insured is insurable according to the Company's underwriting rules and the payment of sufficient premium), the Certificate may be reinstated at any time within three years after the expiration of the grace period and prior to the Final Premium Payment Date. See CERTIFICATE TERMINATION AND REINSTATEMENT.

DEATH PROCEEDS

The Certificate provides for the payment of certain Death Proceeds to the named Beneficiary upon the death of the Insured. The Death Proceeds under the Certificate may be received in a lump sum or under one of the Payment Options the Company offers. See APPENDIX B -- PAYMENT OPTIONS.

Three Death Benefit Options are available. Under Option 1 and Option 3, the Death Benefit is the greater of the Face Amount or the applicable Minimum Death Benefit. Under Option 2, the Death Benefit is the greater of the Face Amount plus the Certificate Value or the Minimum Death Benefit. The Minimum Death Benefit is equivalent to a percentage (determined each month based on the Insured's Age) of the Certificate Value. See The CERTIFICATE -- "Election of Death Benefit Options" and "Cash Value Accumulation Test."

Prior to the Final Premium Payment Date, the Death Proceeds will be equal to the Death Benefit, reduced by any Outstanding Loan, partial withdrawals, and any Monthly Deductions due and not yet deducted through the Certificate month in which the Insured dies. On or after the Final Premium Payment Date, the Death Proceeds will equal the Surrender Value. See THE CERTIFICATE -- "Death Proceeds."

FLEXIBILITY TO ADJUST DEATH BENEFIT

Subject to certain limitations, you may adjust the Death Benefit (and thus the Death Proceeds), at any time prior to the Final Premium Payment Date by increasing or decreasing the Face Amount of the Certificate. Any change in the Face Amount will affect the monthly cost of insurance charges. See THE CERTIFICATE -- "Change in Face Amount."

The minimum increase in the Face Amount will vary by group, but will in no event exceed $10,000. Any increase may also require additional Evidence of Insurability. The increase is subject to a "free-look period" and, during the first 24 months after the increase, to a conversion privilege. See THE CERTIFICATE -- "Free-Look Period" and "Conversion Privileges."

You may, depending on the group to which the Policy is issued, have the flexibility to add additional insurance benefits by rider. These may include the Insured Term Rider and the Option to Accelerate Benefits Rider. See
APPENDIX A -- OPTIONAL BENEFITS.

The cost of these optional insurance benefits, if any, will be deducted from the Certificate Value as part of the Monthly Deduction. See CHARGES AND
DEDUCTIONS -- "Monthly Deduction from Certificate Value."

INVESTMENT OPTIONS

The Certificates permit Net Premiums to be allocated either to the Fixed Account or to the Separate Account. The Separate Account consists of 46 Sub-Accounts, of which 20 are available under the Certificates. Each Sub-Account invests exclusively in a corresponding Underlying Fund. The value of each Sub-Account will vary daily depending upon the performance of the Underlying Fund in which it invests. There can be no assurance that the investment objectives of the Underlying Funds can be achieved.

Each Sub-Account invests exclusively in a corresponding Underlying Fund of the Allmerica Investment Trust ("Trust") managed by Allmerica Financial Investment Management Services, Inc. ("AFIMS"), of the Fidelity Variable Insurance Products Fund ("Fidelity VIP") or the Fidelity Variable Insurance Products Fund II ("Fidelity VIP II") managed by Fidelity Management & Research Company, of T. Rowe Price International Series, Inc. ("T. Rowe Price") managed by Rowe Price-Fleming International, Inc., or of Morgan Stanley Dean Witter Universal Funds, Inc. ("MSDW Universal Funds"), managed by Miller, Anderson and Sherrerd, LLP ("MAS"). In some states, insurance regulations may restrict the availability of particular Underlying Funds. The Certificates permit you to transfer Certificate Value among the available Sub-Accounts and between the Sub-Accounts and the Fixed Account, subject to certain limitations described under THE CERTIFICATE -- "Transfer Privilege."

For more information, see DESCRIPTION OF THE COMPANY, THE SEPARATE ACCOUNT, AND THE UNDERLYING FUNDS.

TAX TREATMENT

The Certificate is generally subject to the same federal income tax treatment as a conventional fixed benefit life insurance policy. Under current tax law, to the extent there is no change in benefits, you will be taxed on the Certificate Value withdrawn from the Certificate only to the extent that the amount withdrawn exceeds the total premiums paid. Withdrawals in excess of premiums paid will be treated as ordinary income. During the first 15 Certificate years, however, an "interest-first" rule applies to any distribution of cash that is required under Section 7702 of the Code because of a reduction in benefits under the Certificate. Death Proceeds under the Certificate are excludable from the gross income of the Beneficiary, but in some circumstances the Death Proceeds or the Certificate Value may be subject to federal estate tax. See FEDERAL TAX CONSIDERATIONS -- "Taxation of the Certificates."

The Certificate offered by this Prospectus may be considered a "modified endowment contract" if it fails a "seven-pay" test. A Certificate fails to satisfy the seven-pay test if the cumulative premiums paid under the Certificate at any time during the first seven Certificate years, or within seven years of a material change in the Certificate, exceed the sum of the net level premiums that would have been paid, had the Certificate provided for paid-up future benefits after the payment of seven level annual premiums. If the Certificate is considered a modified endowment contract, all distributions (including Certificate loans, partial withdrawals, surrenders or assignments) will be taxed on an "income-first" basis. With certain exceptions, an additional 10% penalty will be imposed on the portion of any distribution that is includible in income. For more information, see FEDERAL TAX CONSIDERATIONS -- "Modified Endowment Contracts."

                            ------------------------

THIS SUMMARY IS INTENDED TO PROVIDE ONLY A VERY BRIEF OVERVIEW OF THE MORE SIGNIFICANT ASPECTS OF THE CERTIFICATE. THE PROSPECTUS AND THE CERTIFICATE PROVIDE FURTHER DETAIL. THE CERTIFICATE PROVIDES INSURANCE PROTECTION FOR THE NAMED BENEFICIARY. THE CERTIFICATE AND ITS ATTACHED APPLICATION OR ENROLLMENT FORM ARE THE ENTIRE AGREEMENT BETWEEN YOU AND THE COMPANY.

THE PURPOSE OF THE CERTIFICATE IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY. IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE, OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CERTIFICATE.

NO CLAIM IS MADE THAT THE CERTIFICATE IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

               DESCRIPTION OF THE COMPANY, THE SEPARATE ACCOUNT,
                            AND THE UNDERLYING FUNDS

THE COMPANY

The Company is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, Telephone 508-855-1000 ("Principal Office"). Prior to October 1, 1995, the Company was known as SMA Life Assurance Company. As of December 31, 1999, the Company had over $17 billion in assets and over $26 billion of life insurance in force. The Company is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. The Company is an indirectly wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica"), formerly State Mutual Life Assurance Company of America, 440 Lincoln Street, Worcester, Massachusetts. First Allmerica, organized under the laws of Massachusetts in 1844, is the fifth oldest life insurance company in America.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE SEPARATE ACCOUNT

The Separate Account was authorized by vote of the Board of Directors of the Company on November 22, 1993. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve the supervision of its management or investment practices or policies of the Separate Account or the Company by the SEC.

The assets used to fund the variable portion of the Certificates are set aside in the Separate Account and are kept separate and apart from the general assets of the Company. Under Delaware law, assets equal to the reserves and other liabilities of the Separate Account may not be charged with any liabilities arising out of any other business of the Company. The Separate Account currently has 46 Sub-Accounts, of which 20 are available under this Certificate. Each Sub-Account is administered and accounted for as part of the general business of the Company, but the income, capital gains, or capital losses of each Sub-Account are allocated to such Sub-Account, without regard to other income, capital gains, or capital losses of the Company or the other Sub-Accounts. Each Sub-Account invests exclusively in a corresponding investment portfolio ("Underlying Fund") of the Allmerica Investment Trust, the Fidelity Variable Insurance Products Fund, the Fidelity Variable Insurance Products Fund II, T. Rowe Price International Series, Inc., or the Morgan Stanley Dean Witter Universal Funds, Inc.

THE UNDERLYING FUNDS

Each Underlying Fund pays a management fee to an investment manager or adviser for managing and providing services to the Underlying Fund. However, management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waiver/reimbursements see "CHARGES OF THE UNDERLYING FUNDS" under the SUMMARY OF FEES AND CHARGES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with this prospectus.

ALLMERICA INVESTMENT TRUST

Allmerica Investment Trust ("AIT") is an open-end, diversified, management investment company registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of AIT or its separate investment Funds.

AIT was established as a Massachusetts business trust on October 11, 1984 for the purpose of providing a vehicle for the investment of assets of various separate accounts established by First Allmerica, the Company, or other insurance companies. Twelve investment portfolios ("Funds") of AIT are available under the Certificates, each issuing a series of shares: Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Value Opportunity Fund, Select Emerging Markets Fund, Select International Equity Fund, Select Growth Fund, Select Strategic Growth Fund, Core Equity Fund, Select Growth and Income Fund, Select Investment Grade Income Fund, Government Bond Fund, and Money Market Fund.

Allmerica Financial Investment Management Services, Inc. ("AFIMS"), which is a wholly-owned subsidiary of Allmerica Financial, serves as overall investment manager of AIT under the terms of a Management Agreement. Subject to Trustee review, AFIMS is responsible for the daily affairs of AIT and the general management of the Funds. AFIMS performs administrative and management services for AIT, furnishes to AIT all necessary office space, facilities and equipment, and pays the compensation, if any, of officers and Trustees who are affiliated with AFIMS. AIT bears all expenses incurred in its operation, other than the expenses AFIMS assumes under the management agreement.

Under the Management Agreement with AIT, AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and Trustees in consultation with BARRA RogersCasey, Inc. Under each Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the Fund, subject to the Trustee's instructions. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or AIT.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

Fidelity Variable Insurance Products Fund ("Fidelity VIP"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981, and is registered with the SEC under the 1940 Act. Four of its investment portfolios are available under the Certificates: the Fidelity VIP High Income Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio and Fidelity VIP Overseas Portfolio.

Various Fidelity companies perform certain activities required to operate VIP. FMR is one of America's largest investment management organizations, and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. It is composed of a number of different companies which provide a variety of financial services and products. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. The Portfolios of Fidelity VIP, as part of their operating expenses, pay an monthly management fee to FMR for managing investments and business affairs. The prospectus of Fidelity VIP contains additional information concerning the Portfolios, including information concerning additional expenses paid by the Portfolios, and should be read in conjunction with this Prospectus.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), managed by FMR (see discussion under "Fidelity Variable Insurance Products Fund"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988 and is registered with the SEC under the 1940 Act. Two of its investment portfolios are available under the
Certificate: Fidelity VIP II Contrafund Portfolio, and Fidelity VIP II Index 500 Portfolio.

T. ROWE PRICE INTERNATIONAL SERIES, INC.

T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by Rowe Price-Fleming International, Inc. ("Price-Fleming"), is an open-end, diversified management investment company organized in 1994 as a Maryland corporation, and is registered with the SEC under the 1940 Act. Price-Fleming, founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Limited, is one of the largest no-load international mutual fund asset managers, with approximately $42.5 billion (as of December 31, 1999) under management in its offices in Baltimore, London, Tokyo, Hong Kong, Singapore and Buenos Aires. One of its investment portfolios is available under the Policies: the T. Rowe Price International Stock Portfolio. An affiliate of Price-Fleming,
T. Rowe Price Associates, Inc. serves as Sub-Adviser to the Select Capital Appreciation Fund of AIT.

MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.

Morgan Stanley Dean Witter Universal Funds, Inc. ("Morgan Stanley" or "MSDW") is an open-end, management investment company that was organized as a Maryland corporation, and is registered with the SEC under the 1940 Act. Miller
Anderson & Sherrerd, LLP ("MAS") is the investment adviser for the Morgan Stanley MSDW Techology Portfolio. The investment portfolio available under the Certificate is the MSDW Technology Portfolio.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. The Underlying Funds are listed by general investment risk characteristics. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The statements of additional information of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved.

SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund invests primarily in common stock of industries and companies which are believed to be experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate.

SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of small and mid-size companies, whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets.

SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies.

FIDELITY VIP OVERSEAS PORTFOLIO -- seeks long-term growth of capital primarily through investments in foreign securities and provides a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

SELECT GROWTH FUND -- seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

SELECT STRATEGIC GROWTH FUND -- seeks long-term growth of capital by investing primarily in common stocks of established companies.

CORE EQUITY FUND -- is invested in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices. The objective of the Core Equity Fund is to achieve long-term growth of capital. Realization of current investment income, if any, is incidental to this objective.

FIDELITY VIP GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

FIDELITY VIP II INDEX 500 PORTFOLIO -- The Index 500 Portfolio of Fidelity VIP II seeks investment results that correspond to the total return of a broad range of common stocks publicly traded in the United States, as represented by the S&P 500.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500. The Portfolio may invest in high yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities. See "Risks of Lower-Rated Debt Securities" in the Fidelity VIP prospectus.

SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

FIDELITY VIP HIGH INCOME PORTFOLIO -- seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities often are considered to be speculative, and involve greater risk of default or price changes than securities assigned a high quality rating.

SELECT INVESTMENT GRADE INCOME FUND -- is invested in a diversified portfolio of fixed income securities with the objective of seeking as high a level of total return (including both income and capital appreciation) as is consistent with prudent investment management.

FIDELITY VIP II CONTRAFUND PORTFOLIO -- seeks long-term capital appreciation. The Portfolio invests primarily in common stocks of domestic and foreign issuers whose value is not fully recognized by the public. The Portfolio may invest in either growth stocks or value stocks or both.

GOVERNMENT BOND FUND -- has the investment objectives of seeking high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

MONEY MARKET FUND -- is invested in a diversified portfolio of high-quality, short-term money market instruments with the objective of obtaining maximum current income consistent with the preservation of capital and liquidity.

MSDW TECHNOLOGY PORTFOLIO -- seeks to achieve long-term capital appreciation by investing primarily in equity securities of companies that the investment adviser expect to benefit from their involvement in technology and technology-related industries. The focus of the Portfolio is to identify significant long-term technology trends. Stocks selected for the Portfolio are also expected to meet comprehensive selection criteria. The Portfolio may invest up to 35% of its total assets in securities of foreign companies to participate sufficiently in the global technology market.

CERTAIN UNDERLYING FUNDS HAVE INVESTMENT OBJECTIVES AND/OR POLICIES SIMILAR TO THOSE OF CERTAIN OTHER UNDERLYING FUNDS. THEREFORE, TO CHOOSE THE SUB-ACCOUNTS WHICH WILL BEST MEET YOUR NEEDS AND OBJECTIVES, CAREFULLY READ THE PROSPECTUSES OF THE UNDERLYING FUNDS ALONG WITH THIS PROSPECTUS. IN SOME STATES, INSURANCE REGULATIONS MAY RESTRICT THE AVAILABILITY OF PARTICULAR SUB-ACCOUNTS.

If required in your state, in the event of a material change in the investment policy of a Sub-Account or the Underlying Fund in which it invests, you will be notified of the change. If you have Certificate Value in that Sub-Account, the Company will transfer it without charge on written request by you to another Sub-Account or to the Fixed Account. The Company must receive your Written Request within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or (2) the receipt of the notice of your right to transfer. You may then change your premium and deduction allocation percentages.

                                 VOTING RIGHTS

To the extent required by law, the Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Certificate Owners with Certificate Value in such Sub-Account. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Certificates, the Company reserves the right to do so.

Each person having a voting interest will be provided with proxy materials of the respective Underlying Fund, together with an appropriate form with which to give voting instructions to the Company. Shares held in each Sub-Account for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company will also vote shares held in the Separate Account that it owns and which are not attributable to Certificates in the same proportion.

The number of votes which a Certificate Owner has the right to instruct will be determined by the Company as of the record date established for the Underlying Fund. This number is determined by dividing each Certificate Owner's Certificate Value in the Sub-Account, if any, by the net asset value of one share in the corresponding Underlying Fund.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the Fund shares be voted so as (1) to cause a change in the subclassification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, the Company may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Certificate Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event we do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Certificate Owners.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund are no longer available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, the Company may redeem the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Certificate interest in a Sub-Account without notice to the Certificate Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Separate Account may, to the extent permitted by law, purchase other securities for other certificates or permit a conversion between certificates upon request by a Certificate Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Underlying Fund, or in shares of another investment company having a specified investment objective.

Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Certificate Owners on a basis to be determined by the Company.

If the Company deems it to be in the best interest of Certificate Owners, and subject to any approvals that may be required under applicable law, the Separate Account or any Sub-Accounts may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

Shares of the Funds of AIT are also issued to separate accounts of the Company and its affiliates which issue variable annuity contracts ("mixed funding"). Shares of the Portfolios of Fidelity VIP and Fidelity VIP II, T. Rowe Price, and Morgan Stanley are also issued to variable annuity and variable life separate accounts of other unaffiliated insurance companies ("mixed and shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract owners or variable annuity contract owners. Although the Company and the Underlying Funds do not currently foresee any such disadvantages, the Company and the respective Trustees intend to monitor events in order to identify any material conflicts between such contract owners and to determine what action, if any, should be taken in response thereto. If the Trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the expenses.

If any of these substitutions or changes are made, the Company may, by appropriate endorsement change, the Certificate to reflect the substitution or change and will notify Certificate Owners of all such changes.

                                THE CERTIFICATE

The Certificates may be issued either as certificates under a group policy or as individual policies to members of a particular group. The Insured is generally an individual who is an employee or a member of a group. Under a group policy, the owner of the policy is generally an employer or a trustee of a trust, while the Certificates may be owned either by the employer/trustee or by individuals. Individual policies or certificates under a group contract are collectively referred to as "Certificates" in this prospectus.

The Certificate may be issued with an Insured Term Rider. Depending on your circumstances, it may be less costly to purchase more insurance coverage under the Insured Term Rider than under the Base Amount of insurance coverage.

ENROLLMENT FORM FOR A CERTIFICATE

Upon receipt at its Principal Office of a completed enrollment form from a prospective Certificate Owner, the Company will follow certain insurance underwriting procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Certificate Owner before a determination of insurability can be made. A Certificate cannot be issued until this underwriting procedure has been completed. The Company reserves the right to reject an enrollment form which does not meet the Company's underwriting guidelines, but in underwriting insurance, the Company shall comply with all applicable federal and state prohibitions concerning unfair discrimination.

At the time of enrollment, the Owner and Insured, if applicable, will generally complete an enrollment form. Upon payment of the initial premium, temporary insurance will be provided. Issuance of the continuing insurance coverage provided under the Certificate is dependent upon completion of the underwriting requirements, payment of sufficient initial premium, and delivery of the Certificate while the Insuree is still living.

Pending completion of insurance underwriting and Certificate issuance procedures, any initial premiums will be held in the Fixed Account. If the enrollment form is approved and the Certificate is issued and accepted, the initial premium held in the Fixed Account will be credited with interest not later than the date of receipt of the premium at the Principal Office. IF THE CERTIFICATE IS NOT ISSUED, THE PREMIUMS WILL BE RETURNED TO YOU WITHOUT INTEREST.

If your Certificate provides for a full refund of the initial payment under its "Right to Examine Certificate" provision (as may be required in your state), upon issuance all Certificate Value in the Fixed Account that you initially designated to go to the Separate Account will be transferred to the Sub-Account investing in the Money Market Fund of AIT. All Certificate Value will be allocated as you have chosen not later than the expiration of the period during which you may exercise the "Right to Examine Certificate" provision. See "Free Look Period," below.

FREE-LOOK PERIOD

The Certificate provides for an initial Free-Look Period. You may cancel the Certificate by mailing or delivering it to the Principal Office or to an agent of the Company on or before the latest of (a) 45 days after the enrollment form for the Certificate is signed, (b) 10 days (20 or 30 days if required in your state) after you receive the Certificate.

When you return the Certificate, the Company will mail a refund to you within seven days. The refund of any premium paid by check may be delayed until the check has cleared your bank. If the Certificate provides for a full refund of the initial premium under its "Right-to-Examine Certificate" provision as required in your state, your refund will be the greater of (a) your entire premium, or (b) the Certificate Value plus deductions under the Certificate or by the Underlying Funds for taxes, charges or fees. If the Certificate does not provide for a full refund of the initial premium, you will receive the Certificate Value in the Separate Account, plus premiums paid (including fees and charges), minus the amounts allocated to the Separate Account, plus the fees and charges imposed on amounts in the Separate Account.

After an increase in the Face Amount, a right to cancel the increase also applies. The Company will mail or personally deliver a notice of a "Free Look" with respect to the increase. You will have the right to cancel the increase before the latest of (a) 45 days after the enrollment form for the increase is signed, or (b) 10 days after you receive the new specifications pages issued for the increase. Upon canceling the increase, you will receive a credit to the Certificate Value of charges which would not have been deducted but for the increase. The amount to be credited will be refunded if you so request.

CONVERSION PRIVILEGES

Once during the first 24 months after the Date of Issue or after the effective date of an increase in Face Amount, while the Certificate is in force, you may convert your Certificate without Evidence of Insurability to a flexible premium adjustable life insurance policy with fixed and guaranteed minimum benefits. Assuming that there have been no increases in the initial Face Amount, you can accomplish this within 24 months after the Date of Issue by transferring, without charge, the Certificate Value in the Separate Account to the Fixed Account and by simultaneously changing your premium allocation instructions to allocate future premium payments to the Fixed Account. Within 24 months after the effective date of each increase, you can transfer, without charge, all or part of the Certificate Value in the Separate Account to the Fixed Account and simultaneously change your premium allocation instructions to allocate all or part of future premium payments to the Fixed Account.

Where required by state law, and at your request, the Company will issue a flexible premium adjustable life insurance policy to you. The new policy will have the same face amount, issue age, date of issue, and risk classification as the original Certificate.

PREMIUM PAYMENTS

Premium payments are payable to the Company, and may be mailed to the Principal Office or paid through an authorized agent of the Company. All premium payments after the initial premium payment are credited to the Separate Account or Fixed Account as of date of receipt at the Principal Office.

You may establish a schedule of planned premiums that will be billed by the Company at regular intervals. Failure to pay planned premiums, however, will not itself cause the Certificate to lapse. You may also make unscheduled premium payments at any time prior to the Final Premium Payment Date or skip planned premium payments, subject to the maximum and minimum premium limitations described below. Therefore, unlike conventional insurance policies, a Certificate does not obligate you to pay premiums in accordance with a rigid and inflexible premium schedule.

You may also elect to pay premiums by means of a monthly automatic payment ("MAP") procedure. Under a MAP procedure, amounts will be deducted from your checking account each month, generally on the Monthly Processing Date, and applied as a premium under the Certificate. The minimum payment permitted under MAP is $400.

Premiums are not limited as to frequency and number. However, you may be required to provide evidence of insurability as a condition to our accepting any payment that would increase the Insurance Amount at Risk (the Death Benefit less the Certificate Value). If evidence of insurability is required, the Company will return the payment to you and if your payment exceeds our maximum limit (defined below) the Company may not accept any additional payments which would increase the Insurance Amount at Risk and shall not provide any additional death benefit until (1) evidence of insurability for the Insured has been received by the Company and (2) the Company has notified you that the Insured is in a satisfactory underwriting class. You may then make payments that increase the Insurance Amount at Risk for 60 days (but not later than the Final Payment Date) following the date of such notification by the Company.

No premium payment may be less than $100 without the Company's consent. Moreover, premium payments must be sufficient to cover the next Monthly Deduction plus loan interest accrued, or the Certificate may lapse. See CERTIFICATE TERMINATION AND REINSTATEMENT.

The Company may limit the maximum payment received in any certificate year but in no event will the limit be less than the maximum premium shown in the Certificate. In no event may the total of all premiums paid exceed the current maximum premium limitations set forth in the Certificate. These maximum premium limitations will change whenever there is any change in the Face Amount, the addition or deletion of a rider, or a change in the Death Benefit Option.

If a premium is paid which would result in total premiums exceeding the current maximum premium limitations under Federal tax laws, the Company may only accept that portion of the premiums which shall make total premiums equal the maximum. Any part of the premiums in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitation prescribed by Internal Revenue Service ("IRS") rules. Notwithstanding the current maximum premium limitations, however, the Company will accept a premium which is needed in order to prevent a lapse of the Certificate during a Certificate year. See CERTIFICATE TERMINATION AND REINSTATEMENT.

ALLOCATION OF NET PREMIUMS

The Net Premium equals the premium paid less any premium expense charge. In the enrollment form for the Certificate, you indicate the initial allocation of Net Premiums among the Fixed Account and the Sub-Accounts of the Separate Account. You may allocate premiums to one or more Sub-Accounts, but may not have Certificate Value in more than twenty Sub-Accounts at any one time. The minimum amount which may be allocated to a Sub-Account is 1% of Net Premium paid. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of future Net Premiums at any time pursuant to written or telephone request. If allocation changes by telephone are elected by the Certificate Owner, a properly completed authorization form must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All transfer instructions by telephone are tape recorded.

An allocation change will be effective as of the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing premium allocation instructions. The Company reserves the right to impose such a charge in the future, but guarantees that the charge will not exceed $25.

The Certificate Value in the Sub-Accounts will vary with their investment experience; you bear this investment risk. The investment performance may affect the Death Proceeds as well. Certificate Owners should periodically review their allocations of premiums and Certificate Value in light of market conditions and overall financial planning requirements.

TRANSFER PRIVILEGE

Subject to the Company's then current rules, you may at any time transfer the Certificate Value among the Sub-Accounts or between a Sub-Account and the Fixed Account. However, the Certificate Value held in the Fixed Account to secure a Certificate loan may not be transferred.

All requests for transfers must be made to the Principal Office. The amount transferred will be based on the Certificate Value in the Accounts next computed after receipt of the transfer order. The Company will make transfers pursuant to written or telephone requests. As discussed in THE CERTIFICATE -- "Allocation of Net Premiums," a properly completed authorization form must be on file at the Principal Office before telephone requests will be honored.

Transfers to and from the Fixed Account are currently permitted only if:

(a) There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and

(b) The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Accumulated Value under the Certificate.

The Company may at any time revoke, modify, or limit the transfer privilege.

The Policies and Certificates are not designed for use by professional market timing organizations, other entities, or persons using programmed or frequent transfers. If it appears that there is a pattern of exchanges that coincides with a "market timing" strategy and are disruptive to the Underlying Funds, the transfer will be refused. Policies under common ownership or control may be aggregated for purposes of transfer limits. We will coordinate with the Underlying Fund managers to restrict the transfer privilege or reject any specific premium payment allocation request for any person, if in our opinion the Underlying Fund would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

DOLLAR COST AVERAGING AND AUTOMATIC REBALANCING OPTIONS

You may have automatic transfers of at least $100 each made on a periodic basis
(a) from the Sub-Accounts which invest in the Money Market Fund and Government Bond Fund of AIT to one or more of the other Sub-Accounts ("Dollar Cost Averaging Option"), or (b) to automatically reallocate Certificate Value among the Sub-Accounts ("Automatic Rebalancing Option"). Automatic transfers may be made on a monthly, bimonthly, quarterly, semiannual or annual schedule. Generally, all transfers will be processed on the 15th of each scheduled month. However, if the 15th is not a business day or is the Monthly Processing Date, the automatic transfer will be processed on the next business day. The Dollar Cost Averaging Option and the Automatic Rebalancing Option may not be in effect at the same time.

TRANSFER PRIVILEGE SUBJECT TO POSSIBLE LIMITATIONS

The transfer privilege is subject to the consent of the Company. The Company reserves the right to impose limitations on transfers including, but not limited to: (1) the minimum amount that may be transferred, (2) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account, (3) the minimum period of time between transfers involving the Fixed Account, and
(4) the maximum amount that may be transferred each time from the Fixed Account.

The first twelve transfers in a Certificate year will be free of any charge. Thereafter, a $10 transfer charge will be deducted from the amount transferred for each transfer in that Certificate year. The Company may increase or decrease this charge, but it is guaranteed never to exceed $25. The first automatic transfer counts as one transfer towards the twelve free transfers allowed in each Certificate year; each subsequent automatic transfer is without charge and does not reduce the remaining number of transfers which may be made free of charge. Any transfers made with respect to a conversion privilege, Certificate loan or material change in investment policy will not count towards the twelve free transfers.

ELECTION OF DEATH BENEFIT OPTIONS

Federal tax law requires a Guideline Minimum Death Benefit in relation to cash value for a Certificate to qualify as life insurance. Under current federal tax law, either the Guideline Premium test or the Cash Value Accumulation test can be used to determine if the Certificate complies with the definition of "life insurance" in Section 7702 of the Code. At the time of application, the Employer may elect either of the tests.

The Guideline Premium test limits the amount of premiums payable under a Certificate to a certain amount for an insured of a particular age and sex. Under the Guideline Premium test, the Certificate Owner may choose between Death Benefit Option 1 and Option 2, as described below. After issuance of the Certificate, the Certificate Owner may change the selection from Option 1 to Option 2 or vice versa.

The Cash Value Accumulation test requires that the Death Benefit must be sufficient so that the cash Surrender Value, as defined in Section 7702, does not at any time exceed the net single premium required to fund the future benefits under the Certificate. In the event the maximum premium limit applies, we reserve the right to obtain evidence of insurability which is satisfactory to us as a condition to accepting excess premium. IF THE CASH VALUE ACCUMULATION TEST IS CHOSEN BY THE EMPLOYER, ONLY DEATH BENEFIT OPTION 3 WILL APPLY. DEATH BENEFITS OPTION 1 AND OPTION 2 ARE NOT AVAILABLE UNDER THE CASH VALUE ACCUMULATION TEST.

GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST

There are two main differences between the Guideline Premium test and the Cash Value Accumulation test. First, the Guideline Premium test limits the amount of premium that may be paid into a Certificate, while no such limits apply under the Cash Value Accumulation test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Certificate Value are different. Required increases in the Guideline Minimum Death Benefit due to growth in Certificate Value will generally be greater under the Cash Value Accumulation test than under the Guideline Premium test. APPLICANTS FOR A POLICY SHOULD CONSULT A QUALIFIED TAX ADVISER IN CHOOSING A DEATH BENEFIT ELECTION.

OPTION 1 -- LEVEL DEATH BENEFIT

Under Option 1, the Death Benefit is equal to the greater of the Face Amount or the Guideline Minimum Death Benefit, as set forth in the table below. Under Option 1, the Death Benefit will remain level unless the Guideline Minimum Death Benefit is greater than the Face Amount, in which case the Death Benefit will vary as the Certificate Value varies. Option 1 will offer the best opportunity for the Certificate Value under a Certificate to increase without increasing the Death Benefit as quickly as it might under the other options. The Death Benefit will never go below the Face Amount.

OPTION 2 -- ADJUSTABLE DEATH BENEFIT

Under Option 2, the Death Benefit is equal to the greater of the Face Amount plus the Certificate Value or the Guideline Minimum Death Benefit, as set forth in the table below. The Death Benefit will, therefore, vary as the Certificate Value changes, but will never be less than the Face Amount. Option 2 will offer the best opportunity for the Certificate Owner who would like to have an increasing Death Benefit as early as possible. The Death Benefit will increase whenever there is an increase in the Certificate Value, and will decrease whenever there is a decrease in the Certificate Value, but will never go below the Face Amount.

OPTION 3 -- LEVEL DEATH BENEFIT WITH CASH VALUE ACCUMULATION TEST

Under Option 3, the Death Benefit will equal the Face Amount, unless the Certificate Value, multiplied by the applicable Option 3 Death Benefit Factor, results in a higher Death Benefit. A complete list of Option 3 Death Benefit Factors is set forth in the Certificate. The applicable Death Benefit Factor depends upon the sex, risk classification, and then-attained age of the Insured. The Death Benefit Factor decreases slightly from year to year as the attained age of the Insured increases. Option 3 will offer the best opportunity for the Certificate Owner who is looking for an increasing death benefit in later Certificate years and/or would like to fund the

Certificate at the "seven-pay" limit for the full seven years. When the Certificate Value multiplied by the applicable Death Benefit Factor exceeds the Face Amount, the Death Benefit will increase whenever there is an increase in the Certificate Value, and will decrease whenever there is a decrease in the Certificate Value, but will never go below the Face Amount.

DEATH PROCEEDS

As long as the Certificate remains in force (see CERTIFICATE TERMINATION AND REINSTATEMENT), the Company will, upon due proof of the Insured's death, pay the Death Proceeds of the Certificate to the named Beneficiary. The Company will normally pay the Death Proceeds within seven days of receiving due proof of the Insured's death, but the Company may delay payments under certain circumstances. See OTHER CERTIFICATE PROVISIONS -- "Postponement of Payments." The Death Proceeds may be received by the Beneficiary in a lump sum or under one or more of the payment options the Company offers. See APPENDIX B -- PAYMENT OPTIONS.

The Death Proceeds payable depend on the current Face Amount and the Death Benefit Option that is in effect on the date of death. Prior to the Final Premium Payment Date, the Death Proceeds are: (a) the Death Benefit provided under Option 1, Option 2, or Option 3, whichever is in effect on the date of death; minus (b) any Outstanding Loan, any partial withdrawals, and any Monthly Deductions due and unpaid through the Certificate month in which the Insured dies. After the Final Premium Payment Date, the Death Proceeds equal the Surrender Value of the Certificate. The amount of Death Proceeds payable will be determined as of the date the Company receives due proof of the Insured's death for Option 2 and date of death for Options 1 and 3.

MORE INFORMATION ABOUT DEATH BENEFIT OPTIONS 1 AND 2

If the Guideline Premium Test is chosen by the Employer, the Certificate Owner may choose between Death Benefit Option 1 or Option 2. The Certificate Owner may designate the desired Death Benefit Option in the enrollment form, and may change the option once per Certificate year by Written Request. There is no charge for a change in option.

GUIDELINE MINIMUM DEATH BENEFIT UNDER OPTION 1 AND OPTION 2

The Guideline Minimum Death Benefit under Option 1 or Option 2 is equal to a percentage of the Certificate Value as set forth below. The Guideline Minimum Death Benefit is determined in accordance with the Code regulations to ensure that the Certificate qualifies as a life insurance contract and that the insurance proceeds may be excluded from the gross income of the Beneficiary.

                     GUIDELINE MINIMUM DEATH BENEFIT TABLE
                            (Option 1 and Option 2)

Age of Insured                                             Percentage of
on Date of Death                                         Certificate Value
----------------                                         -----------------
40 and under...........................................        250%
45.....................................................        215%
50.....................................................        185%
55.....................................................        150%
60.....................................................        130%
65.....................................................        120%
70.....................................................        115%
75.....................................................        105%
80.....................................................        105%
85.....................................................        105%
90.....................................................        105%
95 and above...........................................        100%

For the Ages not listed, the progression between the listed Ages is linear.

For any Face Amount, the amount of the Death Benefit and thus the Death Proceeds will be greater under Option 2 than under Option 1, since the Certificate Value is added to the specified Face Amount and included in the Death Proceeds only under Option 2. However, the cost of insurance included in the Monthly Deduction will be greater, and thus the rate at which Certificate Value will accumulate will be slower, under Option 2 than under Option 1. See CHARGES AND
DEDUCTIONS -- "Monthly Deduction from Certificate Value."

If you desire to have premium payments and investment performance reflected in the amount of the Death Benefit, you should choose Option 2. If you desire premium payments and investment performance reflected to the maximum extent in the Certificate Value, you should select Option 1.

CHANGE IN DEATH BENEFIT OPTION

Generally, if Death Benefit Option 1 or Option 2 is in effect, the Death Benefit Option in effect may be changed once each Certificate year by sending a Written Request for change to the Principal Office. The effective date of any such change will be the Monthly Processing Date on or following the date of receipt of the request. No charges will be imposed on changes in Death Benefit Options. IF OPTION 3 IS IN EFFECT, YOU MAY NOT CHANGE TO EITHER OPTION 1 OR OPTION 2.

If the Death Benefit Option is changed from Option 2 to Option 1, the Face Amount will be increased to equal the Death Benefit which would have been payable under Option 2 on the effective date of the change (i.e., the Face Amount immediately prior to the change plus the Certificate Value on the date of the change). The amount of the Death Benefit will not be altered at the time of the change. However, the change in option will affect the determination of the Death Benefit from that point on, since the Certificate Value will no longer be added to the Face Amount in determining the Death Benefit. The Death Benefit will equal the new Face Amount (or, if higher, the Guideline Minimum Death Benefit). The cost of insurance may be higher or lower than it otherwise would have been since any increases or decreases in Certificate Value will, respectively, reduce or increase the Insurance Amount at Risk under Option 1. Assuming a positive net investment return with respect to any amounts in the Separate Account, changing the Death Benefit Option from Option 2 to Option 1 will reduce the Insurance Amount at Risk and, therefore, the cost of insurance charge for all subsequent Monthly Deductions, compared to what such charge would have been if no such change were made.

If the Death Benefit Option is changed from Option 1 to Option 2, the Face Amount will be decreased to equal the Death Benefit less the Certificate Value on the effective date of the change. This change may not be made if it would result in a Face Amount less than $10,000. A change from Option 1 to Option 2 will not alter the amount of the Death Benefit at the time of the change, but will affect the determination of the Death Benefit from that point on. Because the Certificate Value will be added to the new specified Face Amount, the Death Benefit will vary with the Certificate Value. Thus, under Option 2, the Insurance Amount at Risk will always equal the Face Amount unless the Guideline Minimum Death Benefit is in effect. The cost of insurance may also be higher or lower than it otherwise would have been without the change in Death Benefit Option. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value."

A change in Death Benefit Option may result in total premiums paid exceeding the then current maximum premium limitation determined by Internal Revenue Service Rules. In such event, the Company will pay the excess to the Certificate Owner. See THE CERTIFICATE -- "Premium Payments."

CHANGE IN FACE AMOUNT

Subject to certain limitations, you may increase or decrease the specified Face Amount of a Certificate at any time by submitting a Written Request to the Company. If the Insured Term Rider is in effect, any increase will be under the Insured Term Rider. Any increase or decrease in the specified Face Amount requested by you will generally become effective on the Monthly Processing Date on or next following the date of receipt of the request at the Principal Office or, if Evidence of Insurability is required, the date of approval of the request.

INCREASES

Along with the Written Request for an increase, you must submit satisfactory Evidence of Insurability. The consent of the Insured may also be required whenever the Face Amount is increased. A request for an increase in the Face Amount may not be less than an amount determined by the Company. This amount varies by group but in no event will this amount exceed $10,000. You may not increase the Face Amount after the Insured reaches Age 85. An increase must be accompanied by an additional premium if the Certificate Value is less than the sum of three Monthly Deductions. The effective date of the increase will generally be the first Monthly Processing Date on or following the date all of the conditions for the increase are met.

An increase in the Face Amount will generally affect the Insurance Amount at Risk, and may affect the portion of the Insurance Amount at Risk included in various Underwriting Classes (if more than one Underwriting Class applies), both of which may affect the monthly cost of insurance charges. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value"

After increasing the Face Amount, you will have the right (1) during a Free-Look Period, to have the increase cancelled and the charges which would not have been deducted but for the increase will be credited to the Certificate, and
(2) during the first 24 months following the increase, to transfer any or all Certificate Value to the Fixed Account free of charge. See THE CERTIFICATE -- "Free-Look Period" and "Conversion Privileges." A refund of charges which would not have been deducted but for the increase will be made at your request.

DECREASES

The minimum amount for a decrease in the Face Amount is $10,000. By current Company practice, the Face Amount in force after any decrease may not be less than $50,000. If, following a decrease in the Face Amount, the Certificate would not comply with the maximum premium limitation applicable under the IRS rules, the decrease may be limited or Certificate Value may be returned to the Certificate Owner (at your election) to the extent necessary to meet the requirements. A return of Certificate Value may result in tax liability to you.

A decrease in the Face Amount will affect the total Insurance Amount at Risk and the portion of the Insurance Amount at Risk covered by various Underwriting Classes, both of which may affect a Certificate Owner's monthly cost of insurance charges. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value."

For purposes of determining the cost of insurance charge, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the next most recent increases successively; and (c) the initial Base Amount.

CERTIFICATE VALUE AND SURRENDER VALUE

The Certificate Value is the total amount available for investment and is equal to the sum of the accumulation in the Fixed Account and the value of the Units in the Sub-Accounts. The Certificate Value is used in determining the Surrender Value (the Certificate Value less any Outstanding Loan). See THE CERTIFICATE -- "Surrender." There is no guaranteed minimum Certificate Value. Because Certificate Value on any date depends upon a number of variables, it cannot be predetermined.

Certificate Value and Surrender Value will reflect frequency and amount of Net Premiums paid, interest credited to accumulations in the Fixed Account, the investment performance of the chosen Sub-Accounts, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Certificate.

CALCULATION OF CERTIFICATE VALUE

The Certificate Value is determined on the Date of Issue and on each Valuation Date. On the Date of Issue, the Certificate Value will be the Net Premiums received, plus any interest earned during the underwriting period when premiums are held in the Fixed Account (before being transferred to the Separate Account; see THE CERTIFICATE -- "Enrollment Form for a Certificate") less any Monthly Deductions due. On each Valuation Date after the Date of Issue the Certificate Value will be:

(1) the sum of the values in each of the Sub-Accounts on the Valuation Date, determined for each Sub-Account by multiplying the value of a Unit in that Sub-Account on that date by the number of such Units allocated to the Certificate; PLUS

(2) the value in the Fixed Account (including any amounts transferred to the Fixed Account with respect to a loan).

Thus, the Certificate Value is determined by multiplying the number of Units in each Sub-Account by their value on the particular Valuation Date, adding the products, and adding accumulations in the Fixed Account, if any.

THE UNIT

You allocate the Net Premiums among the Sub-Accounts. Allocations to the Sub-Accounts are credited to the Certificate in the form of Units. Units are credited separately for each Sub-Account.

The number of Units of each Sub-Account credited to the Certificate is equal to the portion of the Net Premium allocated to the Sub-Account, divided by the dollar value of the applicable Unit as of the Valuation Date the payment is received at the Principal Office. The number of Units will remain fixed unless changed by a subsequent split of Unit value, transfer, partial withdrawal or surrender. In addition, if the Company is deducting the Monthly Deduction or other charges from a Sub-Account, each such deduction will result in cancellation of a number of Units equal in value to the amount deducted.

The dollar value of a Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account. That experience, in turn, will reflect the investment performance, expenses and charges of the respective Underlying Fund. The value of a Unit was set at $1.00 on the first Valuation Date for each Sub-Account. The dollar value of a Unit on a given Valuation Date is determined by multiplying the dollar value of the corresponding Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

NET INVESTMENT FACTOR

The net investment factor measures the investment performance of a Sub-Account of the Separate Account during the Valuation Period just ended. The net investment factor for each Sub-Account is equal to 1.0000 plus the number arrived at by dividing (a) by (b), where

(a) is the investment income of that Sub-Account for the Valuation Period, plus capital gains, realized or unrealized, credited during the Valuation Period; minus capital losses, realized or unrealized, charged during the Valuation Period; adjusted for provisions made for taxes, if any; and

(b) is the value of that Sub-Account's assets at the beginning of the Valuation Period.

The net investment factor may be greater or less than one. Therefore, the value of a Unit may increase or decrease. You bear the investment risk. Subject to applicable state and federal laws, the Company reserves the right to change the methodology used to determine the net investment factor.

Allocations to the Fixed Account are not converted into Units, but are credited interest at a rate periodically set by the Company. See MORE INFORMATION ABOUT THE FIXED ACCOUNT.

PAYMENT OPTIONS

During the Insured's lifetime, you may arrange for the Death Proceeds to be paid in a single sum or under one or more of the payment options then offered by the Company. These payment options are also available at the

Final Premium Payment Date and if the Certificate is surrendered. If no election is made, the Company will pay the Death Proceeds in a single sum. See APPENDIX
B -- PAYMENT OPTIONS.

OPTIONAL INSURANCE BENEFITS

Subject to certain requirements, one or more of the optional insurance benefits described in APPENDIX A -- OPTIONAL BENEFITS may be added to a Certificate by rider. The cost, if any, of optional insurance benefits added by rider will be deducted as part of the Monthly Deduction. See CHARGES AND DEDUCTIONS -- "Monthly Deduction from Certificate Value."

SURRENDER

You may at any time surrender the Certificate and receive its Surrender Value. The Surrender Value is the Certificate Value, less any Outstanding Loan. The Surrender Value will be calculated as of the Valuation Date on which a Written Request for surrender and the Certificate are received at the Principal Office

The proceeds on surrender may be paid in a lump sum or under one of the payment options the Company offers. See APPENDIX B -- PAYMENT OPTIONS. The Company will normally pay the Surrender Value within seven days following the Company's receipt of the surrender request, but the Company may delay payment under the circumstances described in OTHER CERTIFICATE PROVISIONS -- "Postponement of Payments."

For important tax considerations that may result from surrender see FEDERAL TAX CONSIDERATIONS.

PARTIAL WITHDRAWAL

Any time after the first Certificate year, you may withdraw a portion of the Surrender Value of the Certificate, subject to the limits stated below, upon Written Request filed at the Principal Office. The Written Request must indicate the dollar amount you wish to receive and the Accounts from which such amount is to be withdrawn. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If you do not provide allocation instructions, the Company will make a Pro-Rata Allocation. Each partial withdrawal must be in a minimum amount of $500. Under Option 1 or Option 3, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below $40,000.

A partial withdrawal from a Sub-Account will result in the cancellation of the number of Units equivalent in value to the amount withdrawn. The amount withdrawn equals the amount requested by you plus the partial withdrawal transaction charge as described under CHARGES AND DEDUCTIONS -- "Transaction Charge on Partial Withdrawal." The Company will normally pay the amount of the partial withdrawal within seven days following the Company's receipt of the partial withdrawal request, but the Company may delay payment under certain circumstances described in OTHER CERTIFICATE PROVISIONS -- "Postponement of Payments." For important tax consequences which may result from partial withdrawals, see FEDERAL TAX CONSIDERATIONS.

                             CHARGES AND DEDUCTIONS

Charges will be deducted to compensate the Company for providing the insurance benefits set forth in the Certificate and any additional benefits added by rider, providing servicing, incurring distribution expenses, and assuming certain risks in connection with the Certificates. Certain of the charges described below may be reduced for Certificates issued in connection with a specific group under a non-qualified benefit plan. Charges and deductions may vary based on criteria, for example, such as the purpose for which the Certificates are purchased, the size of the benefit plan and the expected number of participants, the underwriting characteristics of the group, the levels and types of administrative services provided to the benefit plan and participants, total assets under management, nature of relationship among individual insureds, the expected persistency of individual policies and anticipated aggregate premium payments. From time to time the Company may modify both the amounts and criteria for reductions, which will not be unfairly discriminatory against any person.

The Certificate may be issued with an Insured Term Rider. Depending on your circumstances, it may be less costly to purchase more insurance coverage under the Insured Term Rider than under the Base Amount of insurance coverage. The current cost of insurance charges are higher for the Base Amount than for the insurance coverage provided by the rider. In addition, the Monthly Expense Charge does not apply to insurance coverage provided by the Insured Term Rider.

Upon full surrender of a group Policy within the first three Policy years, in certain situations the Company will, upon written request, refund a percentage of the portion of the previously paid Premium Expense Charge that exceeded our local, state and federal tax expenses. The following conditions apply:

    - The original owner of the Policy and Certificates thereunder is a corporation, a corporate grantor trust, or an individual or trust under a corporate sponsored collateral assignment split dollar agreement, and the ownership has not been changed;

    - The request to surrender the Policy and all Certificates thereunder must be received prior to the end of the third Policy year; and

    - The Policy and Certificates have not been exchanged to another carrier.

PREMIUM EXPENSE CHARGE

A charge may be deducted from each premium payment for state and local premium taxes paid by the Company, to compensate the Company for federal taxes imposed for deferred acquisition cost ("DAC") taxes, and for distribution expenses related to the Certificates. Upon request, the Company may permit all or part of the Premium Expense Charge to be deducted as part of the monthly deduction.

State premium taxes generally range from 0.75% to 5%, while local premium taxes (if any) vary by jurisdiction within a state. The Company guarantees that the charge for premium taxes will not exceed 10%. The premium tax charge may change when either the applicable jurisdiction changes or the tax rate within the applicable jurisdiction changes. The Company should be notified of any change in address of the Insured as soon as possible.

The DAC tax deduction may range from zero to 2% of premiums, depending on the group to which the Policy is issued.

The charge for distribution expenses may range from zero to 10%. The distribution charge may vary, depending upon such factors, for example, as the type of the benefit plan, average number of participants, average Face Amount of the Certificates, anticipated average annual premiums, and the actual distribution expenses incurred by the Company.

MONTHLY DEDUCTION FROM CERTIFICATE VALUE

On the Date of Issue and each Monthly Processing Date thereafter prior to the Final Premium Payment Date, certain charges ("Monthly Deductions") will be deducted from the Certificate Value. The Monthly Deduction may include charges for the following:

    - The cost of insurance.

    - Certificate administrative expenses. The charge may be up to $10 monthly, depending on the group to which the Policy is issued.

    - For the first five Certificate years, a Monthly Expense Charge to reimburse the Company for underwriting and acquisition costs. The charge is equal to a specified amount that varies with the Insured's Age and underwriting class for each $1,000 of the Certificate's Base Amount on the Date of Issue. For more information, see Appendix D -- MONTHLY EXPENSE CHARGES.

    - Separate Account administrative expenses. The Separate Account administrative charge may continue for up to 10 Certificate years and may be up to 0.25% of Certificate Value in each Sub-Account, depending on the group to which the Policy was issued.

    - Mortality and expense risks. The mortality and expense risk charge may be up to 0.90% of Certificate Value in each Sub-Account.

You may specify from which Sub-Account the cost of insurance charge, the charge for Certificate administrative expenses, the monthly expense charge, the mortality and expense risk charge, and the charge, if any, for the cost of additional benefits provided by rider will be deducted. If no allocation is specified, the Company will make a Pro-Rata Allocation.

The Separate Account administrative charge and the mortality and expense risk charge are assessed against each Sub-Account that generates a charge based on the prior month's sub-account value. In the event that a charge is greater than the value of the Sub-Account to which it relates on a Monthly Processing Date, the Company will make a Pro-Rata Allocation of the unpaid balance.

Monthly Deductions are made on the Date of Issue and on each Monthly Processing Date until the Final Premium Payment Date. After the Final Premium Payment Date, a deduction for mortality and expense risk charges will continue to be assessed monthly. No other Monthly Deductions will be made on or after the Final Premium Payment Date.

COST OF INSURANCE

This charge is designed to compensate the Company for the anticipated cost of providing Death Proceeds to Beneficiaries of those Insureds who die prior to the Final Premium Payment Date. The cost of insurance is determined on a monthly basis, and is determined separately for the initial Base Amount and Insured Term Rider, if any, and for each subsequent increase in the Base Amount and Insured Term Rider. Because the cost of insurance depends upon a number of variables, it can vary from month to month and from group to group. Generally, the current cost of insurance for the Base Amount will be higher than the cost of insurance under an Insured Term Rider.

COST OF INSURANCE RATES This Certificate is sold to eligible individuals who are members of a non-qualified benefit plan having a minimum, depending on the group, of five or more members. A portion of the initial Face Amount may be issued on a fully underwritten guaranteed or simplified underwriting basis. The amount of this portion will be determined for each group, and may vary based on characteristics within the group.

The determination of the Underwriting Class for the guaranteed or simplified issue portion will, in part, be based on: the type of group; purpose for which the Certificates are purchased; the number of persons eligible to participate in the plan; expected percentage of eligible persons participating in the plan; aggregate premiums paid and the amount of guaranteed or simplified underwriting insurance to be issued. Larger groups, higher participation rates and occupations or classes with historically favorable mortality rates will generally result in the individuals within that group being placed in a more favorable Underwriting Class.

Cost of insurance rates are based on an appropriate rate table, Age and Underwriting Class of the Insured at the Date of Issue, the effective date of an increase or date of rider, as applicable. The cost of insurance rates are determined at the beginning of each Certificate year for the initial Base Amount of insurance coverage and the initial amount of the Insured Term Rider, if any. The cost of insurance rates for an increase in the initial Base Amount or the initial amount of the Insured Term Rider, if any, are determined annually on the anniversary of the effective date of each increase or rider. The cost of insurance rates generally increase as the Insured's Age increases. Generally, the cost of insurance rates for insurance coverage under the Base Amount are higher than for insurance coverage under the Insured Term Rider.

The actual monthly cost of insurance rates will be based on the Company's expectations as to future expenses and mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Certificate. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables (Age Last Birthday) (Male, Female or Unisex Table B, Smoker, Non-smoker or Uni-smoker) and the Insured's Age. The tables used for this purpose may set forth different mortality estimates for smokers and non-smokers. Any change in the cost of insurance rates will apply to all persons in the group of the same insuring Age and Underwriting Class whose Certificates have been in force for the same length of time.

The Underwriting Class of an Insured will affect the cost of insurance rates. The Company currently places Insureds into the following Underwriting Classes: preferred, standard, substandard, guaranteed issue and simplified issue, each with separate ratings for the Base Amount and for the Insured Term Rider. In an otherwise identical Certificate, an Insured in the preferred Underwriting
Class will generally have a lower cost of insurance than an Insured in a standard Underwriting Class who, in turn, will have a lower cost of insurance than an Insured in a substandard Underwriting Class with a higher mortality risk. The Underwriting Classes may be divided into two categories or aggregated: smokers and non-smokers. Non-smoking Insureds will incur lower cost of insurance rates than Insureds who are classified as smokers but who are otherwise in the same Underwriting Class. Any Insured with an Age at issuance under 18 will be classified initially as regular, unless substandard. The Insured then will be classified as a smoker at Age 18 unless the Insured provides satisfactory evidence that the Insured is a non-smoker. The Company will provide notice to you of the opportunity for the Insured to be classified as a non-smoker when the Insured reaches Age 18.

The cost of insurance rates are determined separately for the initial Face Amount and for the amount of any increase in the Face Amount. For each increase in the Face Amount you request, at a time when the Insured is in a less favorable Underwriting Class than previously, a correspondingly higher cost of insurance rate will apply only to that portion of the Insurance Amount at Risk for the increase. For the initial Face Amount and any prior increases, the Company will use the Underwriting Class previously applicable. On the other hand, if the Insured's Underwriting Class improves on an increase, the lower cost of insurance rate generally will apply to the entire Insurance Amount at Risk.

MONTHLY CERTIFICATE ADMINISTRATIVE CHARGE

Prior to the Final Premium Payment Date, a monthly Certificate administrative charge of up to $10 per month, depending on the group to which the Policy was issued, will be deducted from the Certificate Value. This charge will be used to compensate the Company for expenses incurred in the administration of the Certificate, and will compensate the Company for first-year underwriting and other start-up expenses incurred in connection with the Certificate. These expenses include the cost of processing enrollment forms, conducting medical examinations, determining insurability and the Insured's Underwriting Class, and establishing Certificate records. The Company does not expect to derive a profit from these charges.

MONTHLY EXPENSE CHARGE

The Monthly Expense Charge may be charged on the monthly processing date for the first five years after issuance of the Certificate. This charge will be used to reimburse the Company for underwriting and acquisition costs. The charge is equal to a specified amount that varies based on age, and the Insured's Underwriting class (Smoker/Non-Smoker) for each $1,000 of the Certificate's Base Amount. The maximum rate per $1000 of Base Amount, considering all possible combinations of Ages and Underwriting Classes, is $0.2175 for an Insured who Age 65 and a smoker. For more information, see Appendix D -- MONTHLY EXPENSE CHARGES.

MONTHLY SEPARATE ACCOUNT ADMINISTRATIVE CHARGE

The Company can make an administrative charge on an annual basis of up to 0.25% of the Certificate Value in each Sub-Account. The duration of this charge can be for up to 10 years. This charge is designed to reimburse the Company for the costs of administering the Separate Account and Sub-Accounts. The charge is not expected to be a source of profit. The administrative expenses assumed by the Company in connection with the Separate Account and Sub-Accounts include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expenses of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

MONTHLY MORTALITY AND EXPENSE RISK CHARGE

The Company can make a mortality and expense risk charge on an annual basis of up to 0.90% of the Certificate Value in each Sub-Account. This charge is for the mortality risk and expense risk which the Company assumes in relation to the variable portion of the Certificates. The total charges may be different between groups and increased or decreased within a group, subject to compliance with applicable state and federal requirements, but may not exceed 0.90% on an annual basis.

The mortality risk assumed by the Company is that Insureds may live for a shorter time than anticipated, and that the Company will, therefore, pay an aggregate amount of Death Proceeds greater than anticipated. The expense risk assumed is that the expenses incurred in issuing and administering the Certificates will exceed the amounts realized from the administrative charges provided in the Certificates. If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If costs are less than the amounts provided, the difference will be a profit to the Company. To the extent this charge results in a current profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge that is applicable to each.

CHARGES REFLECTED IN THE ASSETS OF THE SEPARATE ACCOUNT

Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the Units of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. The prospectuses and Statements of Additional Information of the Underlying Funds contain additional information concerning such fees and expenses.

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should the Company determine that taxes will be imposed, the Company may make deductions from the Sub-Account to pay such taxes. See FEDERAL TAX CONSIDERATIONS. The imposition of such taxes would result in a reduction of the Certificate Value in the Sub-Accounts.

TRANSACTION CHARGE ON PARTIAL WITHDRAWAL

After the first Certificate year, partial withdrawals of Surrender Value may be made. The minimum withdrawal is $500. Under Option 1 or Option 3, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below $40,000. A transaction charge which is the smaller of $25 or 2% of the amount withdrawn, will be assessed on each partial withdrawal to reimburse the Company for the cost of processing the withdrawal. The Company does not expect to make a profit on this charge. The transaction fee applies to all partial withdrawals.

TRANSFER CHARGES

The first twelve transfers in a Certificate year will be free of charge. Thereafter, a transfer charge of $10 will be imposed for each transfer request to reimburse the Company for the administrative costs incurred in processing the transfer request. The Company reserves the right to increase the charge, but it will never exceed $25. The Company also reserves the right to change the number of free transfers allowed in a Certificate year. See THE CERTIFICATE -- "Transfer Privilege."

You may have automatic transfers of at least $100 made on a periodic basis, every 1, 2 or 3 months (a) from the Sub-Accounts which invest in the Money Market Fund and Government Bond Fund of AIT, respectively, to one or more of the other Sub-Accounts, or (b) to reallocate Certificate Value among the Sub-Accounts. The first automatic transfer counts as one transfer towards the twelve free transfers allowed in each Certificate year. Each subsequent automatic transfer is without charge and does not reduce the remaining number of transfers which may be made without charge.

If you utilize the Conversion Privilege, Loan Privilege, or reallocate Certificate Value within 20 days of the Date of Issue of the Certificate, any resulting transfer of Certificate Value from the Sub-Accounts to the Fixed Account will be free of charge, and in addition to the twelve free transfers in a Certificate year. See THE CERTIFICATE -- "Conversion Privileges" and CERTIFICATE LOANS.

OTHER ADMINISTRATIVE CHARGES

The Company reserves the right to impose a charge (not to exceed $25) for the administrative costs incurred for changing the Net Premium allocation instructions, for changing face amount, for changing the allocation of any Monthly Deductions among the various Sub-Accounts, or for a projection of values.

                               CERTIFICATE LOANS

Loans may be obtained by request to the Company on the sole security of the Certificate. The total amount which may be borrowed is the Loan Value. The Loan Value is 90% of an amount equal to Certificate Value. There is no minimum limit on the amount of the loan. The loan amount will normally be paid within seven days after the Company receives the loan request at its Principal Office, but the Company may delay payments under certain circumstances. See OTHER CERTIFICATE PROVISIONS -- "Postponement of Payments."

A Certificate loan may be allocated among the Fixed Account and one or more Sub-Accounts. If you do not make an allocation, the Company will make a Pro-Rata Allocation based on the amounts in the Accounts on the date the Company receives the loan request. Certificate Value in each Sub-Account equal to the Certificate loan allocated to such Sub-Account will be transferred to the Fixed Account, and the number of Units equal to the Certificate Value so transferred will be cancelled. This will reduce the Certificate Value in these Sub-Accounts. These transactions are not treated as transfers for purposes of the transfer charge.

LOAN INTEREST CHARGED

As long as the Certificate is in force, Certificate Value in the Fixed Account equal to the loan amount will be credited with interest at an effective annual yield of at least 4.00% per year. The current credited rate is 4.0%. NO ADDITIONAL INTEREST WILL BE CREDITED TO SUCH CERTIFICATE VALUE.

Interest accrues daily, and is payable in arrears at the annual rate of 4.9%, guaranteed not to be greater than 5.5%. Interest is due and payable at the end of each Certificate year or on a pro-rata basis for such shorter period as the loan may exist. Interest not paid when due will be added to the loan amount and bear interest at the same rate. After the due and unpaid interest is added to the loan amount, if the new loan amount exceeds the Certificate Value in the Fixed Account, the Company will transfer Certificate Value equal to that excess loan amount from the Certificate Value in each Sub-Account to the Fixed Account as security for the excess loan amount. The Company will allocate the amount transferred among the Sub-Accounts in the same proportion that the Certificate Value in each Sub-Account bears to the total Certificate Value in all Sub-Accounts.

PREFERRED LOAN OPTION

A preferred loan option is automatically included under the Certificate if approved in the state. You may change a preferred loan to a non-preferred loan at any time upon written request. If this option has been included, after the tenth Certificate anniversary Certificate Value in the Fixed Account equal to the loan amount will be credited with interest at an effective annual yield of at least 4.0%. Certificate loans will bear interest at a fixed rate of 4.0%, guaranteed not to be greater than 4.5%. The Company's current practice is to credit a rate of interest equal to the rate being charged for the preferred loan.

There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Certificate. Consult a qualified tax adviser (and see FEDERAL TAX CONSIDERATIONS). THE PREFERRED LOAN OPTION IS NOT AVAILABLE IN ALL STATES.

REPAYMENT OF OUTSTANDING LOAN

Loans may be repaid at any time prior to the lapse of the Certificate. Upon repayment of any Outstanding Loan, the portion of the Certificate Value that is in the Fixed Account securing the Outstanding Loan repaid will be allocated to the various Accounts and increase the Certificate Value in such Accounts in accordance with your instructions. If you do not make a repayment allocation, the Company will allocate Certificate Value in accordance with your most recent premium allocation instructions; provided, however, that loan repayments allocated to the Separate Account cannot exceed Certificate Value previously transferred from the Separate Account to secure the Outstanding Loan.

If an Outstanding Loan exceeds the Certificate Value, the Certificate will terminate. A notice of such pending termination will be mailed to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Certificate will terminate with no value. See CERTIFICATE TERMINATION AND REINSTATEMENT.

EFFECT OF CERTIFICATE LOANS

Although Certificate loans may be repaid at any time prior to the lapse of the Certificate, Certificate loans will permanently affect the Certificate Value and Surrender Value, and may permanently affect the Death Proceeds. The effect could be favorable or unfavorable, depending upon whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Certificate Value in the Fixed Account attributable to the loan.

Moreover, outstanding Certificate loans and the accrued interest will be deducted from the proceeds payable upon surrender or the death of the Insured.

                   CERTIFICATE TERMINATION AND REINSTATEMENT

TERMINATION

The failure to make premium payments will not cause the Certificate to lapse unless:

    - the Surrender Value is insufficient to cover the next Monthly Deduction plus loan interest accrued; or

    - if an Outstanding Loan exceeds the Certificate Value.

If one of these situations occurs, the Certificate will be in default. You will then have a grace period of 62 days, measured from the date of default, to make sufficient payments to prevent termination. On the date of default, the Company will send a notice to you and to any assignee of record. The notice will state the amount of premium due and the date on which it is due.

Failure to make a sufficient payment within the grace period will result in termination of the Certificate. If the Insured dies during the grace period, the Death Proceeds will still be payable, but any Monthly Deductions due and unpaid through the Certificate month in which the Insured dies and any other overdue charges will be deducted from the Death Proceeds.

REINSTATEMENT

If the Certificate has not been surrendered and the Insured is alive, the terminated Certificate may be reinstated anytime within three years after the date of default and before the Final Premium Payment Date. The reinstatement will be effective on the Monthly Processing Date following the date you submit the following to the Company:

    - a written enrollment form for reinstatement,

    - Evidence of Insurability; and

    - a premium that, after the deduction of the premium expense charge, is large enough to cover the Monthly Deductions for the three-month period beginning on the date of reinstatement.

CERTIFICATE VALUE ON REINSTATEMENT

The Certificate Value on the date of reinstatement is:

    - the Net Premium paid to reinstate the Certificate increased by interest from the date the payment was received at the Principal Office; PLUS

    - an amount equal to the Certificate Value less any Outstanding Loan on the date of default; MINUS

    - the Monthly Deduction due on the date of reinstatement. You may reinstate any Outstanding Loan outstanding on the date of default or foreclosure.

                          OTHER CERTIFICATE PROVISIONS

The following Certificate provisions may vary in certain states in order to comply with requirements of the insurance laws, regulations, and insurance regulatory agencies in those states.

CERTIFICATE OWNER

The Certificate Owner is named in the enrollment form or as subsequently changed. The Certificate Owner is generally entitled to exercise all rights under the Certificate while the Insured is alive, subject to the consent of any irrevocable Beneficiary (the consent of a revocable Beneficiary is not required). The consent of the Insured may be required when the Face Amount of insurance is increased.

BENEFICIARY

The Beneficiary is the person or persons to whom the insurance proceeds are payable upon the Insured's death. Unless otherwise stated in the Certificate, the Beneficiary has no rights in the Certificate before the death of the Insured. While the Insured is alive, you may change any Beneficiary unless you have declared a Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Certificate Owner (or the Certificate Owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, they will be paid in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving Beneficiaries proportionately.

ASSIGNMENT

The Certificate Owner may assign a Certificate as collateral or make an absolute assignment of the Certificate. All rights under the Certificate will be transferred to the extent of the assignee's interest. The Consent of the assignee may be required in order to make changes in premium allocations, to make transfers, or to exercise other rights under the Certificate. The Company is not bound by an assignment or release thereof, unless it is in writing and is recorded at the Principal Office. When recorded, the assignment will take effect as of the date the Written Request was signed. Any rights created by the assignment will be subject to any payments made or actions taken by the Company before the assignment is recorded. The Company is not responsible for determining the validity of any assignment or release.

INCONTESTABILITY

The Company will not contest the validity of a Certificate after it has been in force during the Insured's lifetime for two years from the Date of Issue. The Company will not contest the validity of any rider or any increase in the Face Amount after such rider or increase has been in force during the Insured's lifetime for two years from its effective date.

SUICIDE

The Death Proceeds will not be paid if the Insured commits suicide, while sane or insane, within two years from the Date of Issue. Instead, the Company will pay the Beneficiary an amount equal to all premiums paid for the Certificate, without interest, less any Outstanding Loan and less any partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Death Benefit, the Company's liability with respect to such increase will be limited to a refund of the cost thereof. The Beneficiary will receive the administrative charges and insurance charges paid for such increase.

AGE

If the Insured's Age as stated in the enrollment form for the Certificate is not correct, benefits under the Certificate will be adjusted to reflect the correct Age, if death occurs prior to the Final Premium Payment Date. The adjusted benefit will be that which the most recent cost of insurance charge would have purchased for the correct Age. In no event will the Death Benefit be reduced to less than the Minimum Death Benefit.

POSTPONEMENT OF PAYMENTS

Payments of any amount due from the Separate Account upon surrender, partial withdrawals, or death of the Insured, as well as payments of a Certificate loan and transfers may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC, or (2) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. Payments under the Certificate of any amounts derived from the premiums paid by check may be delayed until such time as the check has cleared your bank.

The Company also reserves the right to defer payment of any amount due from the Fixed Account upon surrender, partial withdrawal, or death of the Insured, as well as payments of Certificate loans and transfers from the Fixed Account, for a period not to exceed six months.

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------
Bruce C. Anderson                     Director (since 1996), Vice President (since 1984)
  Director                            and Assistant Secretary (since 1992) of First
                                      Allmerica

Warren E. Barnes
  Vice President and Corporate        Vice President (since 1996) and Corporate Controller
  Controller                          (since 1998) of First Allmerica

Mark R. Colborn                       Director (since 2000) and Vice President (since 1992)
  Director and Vice President         of First Allmerica.

Mary Eldridge                         Secretary (since 1999) of First Allmerica; Secretary
  Secretary                           (since 1999) of Allmerica Investments, Inc.; and
                                      Secretary (since 1999) of Allmerica Financial
                                      Investment Management Services, Inc.

J. Kendall Huber                      Director, Vice President and General Counsel of First
  Director, Vice President and        Allmerica (since 2000); Vice President (1999) of
  General Counsel                     Promos Hotel Corporation; Vice President & Deputy
                                      General Counsel (1998-1999) of Legg Mason, Inc.; Vice
                                      President and Deputy General Counsel (1995-1998) of
                                      USF&G Corporation.

John P. Kavanaugh                     Director and Chief Investment Officer (since 1996)
  Director, Vice President and Chief  and Vice President (since 1991) of First Allmerica;
  Investment Officer                  Vice President (since 1998) of Allmerica Financial
                                      Investment Management Services, Inc.; and President
                                      (since 1995) and Director (since 1996) of Allmerica
                                      Asset Management, Inc.

J. Barry May                          Director (since 1996) of First Allmerica; Director
  Director                            and President (since 1996) of The Hanover Insurance
                                      Company; and Vice President (1993 to 1996) of The
                                      Hanover Insurance Company

James R. McAuliffe                    Director (since 1996) of First Allmerica; Director
  Director                            (since 1992), President (since 1994) and Chief
                                      Executive Officer (since 1996) of Citizens Insurance
                                      Company of America

Mark C. McGivney                      Vice President (since 1997) and Treasurer (since
  Vice President and Treasurer        2000) of First Allmerica; Associate, Investment
                                      Banking (1996-1997) of Merrill Lynch & Co.;
                                      Associate, Investment Banking (1995) of Salomon
                                      Brothers, Inc.; Treasurer (since 2000) of Allmerica
                                      Investments, Inc., Allmerica Asset Management, Inc.
                                      and Allmerica Financial Investment Management
                                      Services, Inc.

John F. O'Brien                       Director, President and Chief Executive Officer
  Director and Chairman of the Board  (since 1989) of First Allmerica

Edward J. Parry, III                  Director and Chief Financial Officer (since 1996),
  Director, Vice President Chief      Vice President (since 1993), and Treasurer
  Financial Officer                   (1993-2000) of First Allmerica

Richard M. Reilly                     Director (since 1996) and Vice President (since 1990)
  Director, President and Chief       of First Allmerica; President (since 1995) of
  Executive Officer                   Allmerica Financial Life Insurance and Annuity
                                      Company; Director (since 1990) of Allmerica
                                      Investments, Inc.; and Director and President (since
                                      1998) of Allmerica Financial Investment Management
                                      Services, Inc.

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------
Robert P. Restrepo, Jr.               Director and Vice President (since 1998) of First
  Director                            Allmerica; Director (since 1998) of The Hanover
                                      Insurance Company; Chief Executive Officer (1996 to
                                      1998) of Travelers Property & Casualty; Senior Vice
                                      President (1993 to 1996) of Aetna Life & Casualty
                                      Company

Eric A. Simonsen                      Director (since 1996) and Vice President (since 1990)
  Director and Vice President         of First Allmerica; Director (since 1991) of
                                      Allmerica Investments, Inc.; and Director (since
                                      1991) of Allmerica Financial Investment Management
                                      Services, Inc.

                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect subsidiary of First Allmerica, acts as the principal underwriter of the Certificates pursuant to a Sales and Administrative Services Agreement with the Company and the Separate Account. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The Certificates are sold by agents of the Company who are registered representatives of Allmerica Investments, Inc. or of independent broker-dealers.

The Company pays commissions to broker-dealers and registered representatives which sell the Certificates based on a commission schedule. After issuance of a Certificate or an increase in Face Amount, commissions may be up to 25% of the first-year premiums up to a basic premium amount established by the Company. Thereafter, commissions may be up to 10% of any additional premiums. Alternative compensation schedules, which may include ongoing annual compensation of up to 0.75% of Certificate Value, are available based on premium payments and the level of enrollment and ongoing administrative services provided to participants and benefit plans by the broker-dealer or registered representative. Certain registered representatives, including registered representatives enrolled in the Company's training program for new agents, may receive additional first-year and renewal commissions and training reimbursements. General Agents of the Company and certain registered representatives may also be eligible to receive expense reimbursements based on the amount of earned commissions. General Agents may also receive overriding commissions, which will not exceed 2.5% of first-year, or 4% of renewal premiums.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales related criteria. Other payments may be made for other services that do not directly involve the sales of the Certificates. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. The Company intends to recoup the commissions and other sales expenses through a combination of a portion of the premium expense charge and the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company.

                                    REPORTS

The Company will maintain the records relating to the Separate Account. You will be promptly sent statements of significant transactions such as premium payments (other than payments made pursuant to the MAP procedure), changes in the specified Face Amount, changes in the Death Benefit Option, transfers among Sub-Accounts and the Fixed Account, partial withdrawals, increases in loan amount by you, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to you. The annual statement will summarize all of the above transactions and deductions of charges during the Certificate year. It will also set forth the status of the Death Proceeds, Certificate Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Certificate loan(s). The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Certificate. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement. In addition, you will be sent periodic reports containing financial statements and other information for the Separate Account and the Underlying Investment Companies as required by the 1940 Act.

                               LEGAL PROCEEDINGS

There are no legal proceedings pending to which the Separate Account is a party, or to which the assets of the Separate Account are subject. The Company and Allmerica Investments, Inc. are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted from this Prospectus pursuant to the rules and regulations of the SEC. Statements contained in this Prospectus concerning the Certificate and other legal documents are summaries. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, DC, upon payment of the SEC's prescribed fees.

                            INDEPENDENT ACCOUNTANTS

The financial statements of the Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and the financial statements for Group VEL Account of the Company as of December 31, 1999 and for the periods indicated, included in this Prospectus constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Certificate.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Certificate, on loans, withdrawals, or surrenders, on Death Benefit payments, and on the economic benefit to you or the Beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted. From time to time legislation is proposed which, if passed, could significantly, adversely, and possibly retroactively, affect the taxation of the Certificates. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

It should be recognized that the following summary of federal income tax aspects of amounts received under the Certificates is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. Specifically, the discussion below does not address certain tax provisions that may be applicable if the Certificate Owner is a corporation or the trustee of an employee benefit plan. A qualified tax adviser should always be consulted with regard to the enrollment form of law to individual circumstances.

THE COMPANY AND THE SEPARATE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Code of 1986, and files a consolidated tax return with its parent and affiliates. The Company does not expect to incur any income tax upon the earnings or realized capital gains attributable to the Separate Account. Based on these expectations, no charge is made for federal income taxes which may be attributable to the Separate Account.

The Company will review periodically the question of a charge to the Separate Account for federal income taxes. Such a charge may be made in future years for any federal income taxes incurred by the Company. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what the Company believes it to be, if there are changes made in the federal income tax treatment of variable life insurance at the Company level, or if there is a change in the Company's tax status. Any such charge would be designed to cover the federal income taxes attributable to the investment results of the Separate Account.

Under current laws the Company may also incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes paid, or reserves for such taxes, attributable to the Separate Account.

TAXATION OF THE CERTIFICATES

The Company believes that the Certificates described in this Prospectus will be considered life insurance contracts under Section 7702 of the Code, which generally provides for the taxation of life insurance policies and places limitations on the relationship of the Certificate Value to the Insurance Amount at Risk. As a result, the Death Proceeds payable are excludable from the gross income of the Beneficiary. Moreover, any increase in Certificate Value is not taxable until received by the Certificate Owner or the Certificate Owner's designee. See "Modified Endowment Contracts."

The Code also requires that the investment of each Sub-Account be adequately diversified in accordance with Treasury regulations in order to be treated as a life insurance Certificate for tax purposes. Although the Company does not have control over the investments of the Underlying Funds, the Company believes that the Underlying Funds currently meet the Treasury's diversification requirements, and the Company will monitor continued compliance with these requirements. In connection with the issuance of previous regulations relating to diversification requirements, the Treasury Department announced that such regulations do not provide guidance concerning the extent to which Certificate Owners may direct their investments to particular divisions of a separate account. Regulations in this regard may be issued in the future. It is possible that if and when regulations are issued, the Certificates may need to be modified to comply with such regulations. For these reasons, the Certificates or the Company's administrative rules may be modified as necessary to prevent a Certificate Owner from being considered the owner of the assets of the Separate Account.

Depending upon the circumstances, a surrender, partial withdrawal, change in the Death Benefit Option, change in the Face Amount, lapse with Certificate loan outstanding, or assignment of the Certificate may have tax consequences. In particular, under specified conditions, a distribution under the Certificate during the first 15 years from Date of Issue that reduces future benefits under the Certificate will be taxed to the Certificate Owner as ordinary income to the extent of any investment earnings in the Certificate. Federal, state and local income, estate, inheritance, and other tax consequences of ownership or receipt of Certificate proceeds depend on the circumstances of each Insured, Certificate Owner, or Beneficiary.

CERTIFICATE LOANS

The Company believes that non-preferred loans received under a Certificate will be treated as indebtedness of the Certificate Owner for federal income tax purposes. Under current law, these loans will not constitute income for the Certificate Owner while the Certificate is in force. See "Modified Endowment Contracts." However, there is a risk that a preferred loan may be characterized by the IRS as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether a loan with the attributes of a preferred loan should be treated differently than a non-preferred loan. This lack of specific guidance makes the tax treatment of preferred loans uncertain. In the event pertinent IRS guidelines are issued in the future, you may convert your preferred loan to a non-preferred loan. However, it is possible that, notwithstanding the conversion, some or all of the loan could be treated as a taxable withdrawal from the Certificate.

Section 264 of the Code restricts the deduction of interest on policy or certificate loans. Consumer interest paid on policy or certificate loans under an individually owned policy or certificate is not tax deductible.

Generally, no tax deduction for interest is allowed on policy or certificate loans, if the insured is an officer or employee of, or is financially interested in, any business carried on by the taxpayer. There is an exception to this rule which permits a deduction for interest on loans up to $50,000 related to any business-owned policies or certificates covering officers or 20-percent owners, up to a maximum equal to the greater of (1) five individuals, or
(2) the lesser of (a) 5% of the total number of officers and employees of the corporation, or (b) 20 individuals.

MODIFIED ENDOWMENT CONTRACTS

The Technical and Miscellaneous Revenue Act of 1988 ("1988 Act") adversely affects the tax treatment of distributions under so-called "modified endowment contracts." Under the 1988 Act, any life insurance certificate, including a Certificate offered by this Prospectus, that fails to satisfy a "seven-pay" test is considered a modified endowment contract. A certificate fails to satisfy the seven-pay test if the cumulative premiums paid under the certificate at any time during the first seven certificate years, or within seven years of a material change in the certificate, exceed the sum of the net level premiums that would have been paid, had the certificate provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if benefits are reduced at anytime during the life of the Certificate, there may be adverse tax consequences. Please consult your tax adviser.

If the Certificate is considered a modified endowment contract, all distributions under the Certificate will be taxed on an "income-first" basis. Most distributions received by a Certificate Owner directly or indirectly (including loans, withdrawals, partial surrenders, or the assignment or pledge of any portion of the value of the Certificate) will be includible in gross income to the extent that the cash Surrender Value of the Certificate exceeds the Certificate Owner's investment in the contract. Any additional amounts will be treated as a return of capital to the extent of the Certificate Owner's basis in the Certificate. With certain exceptions, an additional 10% tax will be imposed on the portion of any distribution that is includible in income. All modified endowment contracts issued by the same insurance company to the same Certificate Owner during any calendar period will be treated as a single modified endowment contract in determining taxable distributions.

Currently, each Certificate is reviewed when premiums are received to determine if it satisfies the seven-pay test. If the Certificate does not satisfy the seven-pay test, the Company will notify the Certificate Owner of the option of requesting a refund of the excess premium. The refund process must be completed within 60 days after the Certificate anniversary, or the Certificate will be permanently classified as a modified endowment contract.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

As discussed earlier, you may allocate Net Premiums and transfer Certificate Value to the Fixed Account. The Fixed Account is an investment option that is funded by the general account of the Company. Because of exemption and exclusionary provisions in the securities law, any amount in the general account of the Company is not generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, the disclosures in this Section have not been reviewed by the SEC. Disclosures regarding the fixed portion of the Certificate, the Fixed Account, and the general account may, however, be subject to certain generally applicable provisions of the Federal Securities Laws concerning the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION

The general account of the Company is made up of all of the general assets of the Company other than those allocated to any separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. Subject to applicable law, the Company has sole discretion over the investment of assets of the Fixed Account.

A portion or all of Net Premiums may be allocated or transferred to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. The allocation or transfer of funds to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account or the general account.

FIXED ACCOUNT VALUE AND CERTIFICATE LOANS

The Company bears the full investment risk for amounts allocated to the Fixed Account and guarantees that interest credited to each Certificate Owner's Certificate Value in the Fixed Account will not be less than an annual rate of 4% ("Guaranteed Minimum Rate"). (Under the Certificate, the Guaranteed Minimum Rate may be higher than 4%.)

The Company may, AT ITS SOLE DISCRETION, credit a higher rate of interest ("excess interest"), although it is not obligated to credit interest in excess of the Guaranteed Minimum Rate, and might not do so. However, the excess interest rate, if any, in effect on the date a premium is received at the Principal Office is guaranteed on that premium until the next Certificate anniversary, unless the Certificate Value associated with the premium becomes security for a Certificate loan. AFTER SUCH INITIAL ONE-YEAR GUARANTEE OF INTEREST ON NET PREMIUM, ANY INTEREST CREDITED ON THE CERTIFICATE VALUE IN THE FIXED ACCOUNT IN EXCESS OF THE GUARANTEED MINIMUM RATE PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE CERTIFICATE OWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE.

Even if excess interest is credited to accumulated value in the Fixed Account, no excess interest will be credited to that portion of the Certificate Value which is equal to an Outstanding Loan. The Company guarantees that, on each Monthly Processing Date, the Certificate Value in the Fixed Account will be the amount of the Net Premiums allocated or Certificate Value transferred to the Fixed Account, plus interest at the Guaranteed Minimum Rate, plus any excess interest which the Company credits, less the sum of all Certificate charges allocable to the Fixed Account and any amounts deducted from the Fixed Account in connection with loans, partial withdrawals, surrenders or transfers.

Certificate loans may also be made from the Certificate Value in the Fixed Account.

Transfers, surrenders, partial withdrawals, Death Proceeds and Certificate loans payable from the Fixed Account may be delayed up to six months. However, if payment is delayed for 30 days or more, the Company will pay interest at least equal to an effective annual yield of 3% for the period of deferment. Amounts from the Fixed Account used to pay premiums on policies with the Company will not be delayed.

THE CERTIFICATE

This Prospectus describes certificates issued under a flexible premium variable life insurance Certificate, and is generally intended to serve as a disclosure document only for the aspects of the Certificate relating to the Separate Account. For complete details regarding the Fixed Account, see the Certificate itself.

TRANSFERS, SURRENDERS, AND PARTIAL WITHDRAWALS

Partial withdrawals are made on a last-in/first-out basis from Certificate Value allocated to the Fixed Account. This means that the last payments allocated to Fixed Account will be withdrawn first.

The first twelve transfers in a Certificate year are free of charge. Thereafter, a $10 transfer charge will be deducted for each transfer in that Certificate year. The transfer privilege is subject to the consent of the Company and to the Company's then current rules.

                              FINANCIAL STATEMENTS

Financial Statements for the Company and for the Separate Account are included in this Prospectus, beginning immediately after the Appendices. The financial statements of the Company and for the Separate Account should be considered only as bearing on the ability of the Company to meet its obligations under the Certificate. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                   APPENDIX A
                               OPTIONAL BENEFITS

This Appendix is intended to provide only a very brief overview of additional insurance benefits available by rider. The following supplemental benefits may be available for issue under the Certificates for an additional charge.

INSURED TERM RIDER

    This rider provides an additional term insurance benefit for the primary insured.

OPTION TO ACCELERATE BENEFITS RIDER

    This Rider permits part of the proceeds of the Certificate to be available before death if the Insured becomes terminally ill and, depending on the group to which the Policy is issued, may also pay part of the proceeds if the Insured is permanently confined to a nursing home.

CERTAIN OF THESE RIDERS MAY NOT BE AVAILABLE IN ALL STATES.

                                   APPENDIX B
                                PAYMENT OPTIONS

PAYMENT OPTIONS

Upon Written Request, the Surrender Value or all or part of the Death Proceeds may be placed under one or more of the payment options then offered by the Company. If you do not make an election, the Company will pay the benefits in a single sum. A certificate will be provided to the payee describing the payment option selected.

If a payment option is selected, the Beneficiary may pay to the Company any amount that would otherwise by deducted from the Death Benefit.

The amounts payable under a payment option are paid from the Fixed Account. These amounts are not based on the investment experience of the Separate Account.

SELECTION OF PAYMENT OPTIONS

The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to your and/or the Beneficiary's provision, any option selection may be changed before the Death Proceeds become payable. If you make no selection, the Beneficiary may select an option when the Death Proceeds become payable.

                                   APPENDIX C
                ILLUSTRATIONS OF SUM INSURED, CERTIFICATE VALUES
                            AND ACCUMULATED PREMIUMS

The tables illustrate the way in which a Certificate's Sum Insured and Certificate Value could vary over an extended period of time.

ASSUMPTIONS

The tables illustrate a Certificate issued to a male, Age 30, under a standard Premium Class and qualifying for the non-smoker discount, a Certificate issued to a male, Age 40, under a standard Premium Class and qualifying for the non-smoker discount and a male, Age 45, under a standard Premium Class and qualifying for the non-smoker discount. The tables illustrate the guaranteed cost of insurance rates and the current cost of insurance rates as presently in effect.

The tables illustrate the Certificate Values that would result based upon the assumptions that no Certificate loans have been made, that you have not requested an increase or decrease in the initial Face Amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Certificate year (so that no transaction or transfer charges have been incurred).

The tables assume that all premiums are allocated to and remain in the Separate Account for the entire period shown, and are based on hypothetical gross investment rates of return for the Underlying Fund (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rates of 0%, 6% and 12%. The second column of the tables shows the amount which would accumulate if an amount equal to the premiums paid were invested each year to earn interest (after taxes) at 5% compounded annually.

The Certificate Values and Death Proceeds would be different from those shown if the gross annual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below such averages for individual Certificate years. The values would also be different depending on the allocation of a Certificate's total Certificate Value among the Sub-Accounts of the Separate Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Underlying Fund varied above and below such averages.

DEDUCTIONS FOR CHARGES

The amounts shown for the Death Proceeds and Certificate Values take into account the deduction from premium for the premium expense charge, the Monthly Deductions from Certificate Value, and the monthly charge for mortality and expense risks. In the Current Cost of Insurance Charges tables, the charge for mortality and expense risks is equivalent to an effective annual rate of 0.45% of the average monthly value of the assets in the Separate Account attributable to the Certificates. In the Guaranteed Cost of Insurance Charges table, the Separate Account charge for mortality and expense risks is illustrated at 0.90%. There is also a separate account administrative charge of 0.25% for 10 years in the Guaranteed tables.

EXPENSES OF THE UNDERLYING FUNDS

The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses, which are assumed to be at an annual rate of 0.85% of the average daily net assets of the Underlying Funds. The actual fees and expenses of each Underlying Fund vary and, in 1999, ranged from an annual rate of 0.29% to an annual rate of 1.92% of average daily net assets. The fees and expenses associated with the Certificate may be more or less than 0.85% in the aggregate, depending upon how you make allocations of Certificate Value among the Sub-Accounts.

Until further notice, Allmerica Financial Investment Management Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for Select International Equity Fund, 1.35% for

Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.25% for Select Value Opportunity Fund, 1.20% for Select Growth Fund and Core Equity Fund, 1.10% for Select Growth and Income Fund, 1.00% for Select Investment Grade Income Fund, and Government Bond Fund, and 0.60% for Money Market Fund. The total operating expenses of these Funds of AIT were less than their respective expense limitations throughout 1999.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In addition, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor. Until further notice, the Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets. The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

MSDW Investment Management has voluntarily agreed to waive its management fees and to reimburse the MSDW Technology Portfolio if processing of such fees would cause the total annual operating expense of the portfolio to exceed 1.15 of average daily net assets. This fee waiver is voluntary and may be terminated by MSDW at any time without notice.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

NET ANNUAL RATES OF INVESTMENT

Taking into account the assumed 0.85% charge for Underlying Investment Company advisory fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -0.85%, 5.15% and 11.15%, respectively.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future such charges are made, in order to produce illustrated death benefits and cash values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

UPON REQUEST, THE COMPANY WILL PROVIDE A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S AGE, SEX, AND UNDERWRITING CLASSIFICATION, AND THE REQUESTED FACE AMOUNT, SUM INSURED OPTION, AND RIDERS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 45
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 1
                                                                GUARANTEED ISSUE

                       CURRENT COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                  HYPOTHETICAL 6%                  HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  -------------------------------  --------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE   DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)   BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  -------  ---------  -----------  --------
    1             5,250        3,466       3,466    250,000     3,696       3,696    250,000     3,926       3,926    250,000
    2            10,763        7,085       7,085    250,000     7,778       7,778    250,000     8,498       8,498    250,000
    3            16,551       10,601      10,601    250,000    11,994      11,994    250,000    13,503      13,503    250,000
    4            22,628       14,022      14,022    250,000    16,360      16,360    250,000    18,994      18,994    250,000
    5            29,010       17,446      17,446    250,000    20,986      20,986    250,000    25,137      25,137    250,000
    6            35,710       21,047      21,047    250,000    26,063      26,063    250,000    32,183      32,183    250,000
    7            42,746       24,547      24,547    250,000    31,328      31,328    250,000    39,938      39,938    250,000
    8            50,133       27,937      27,937    250,000    36,782      36,782    250,000    48,475      48,475    250,000
    9            57,889       31,208      31,208    250,000    42,426      42,426    250,000    57,875      57,875    250,000
    10           66,034       34,358      34,358    250,000    48,269      48,269    250,000    68,235      68,235    250,000
    11           74,586       37,358      37,358    250,000    54,296      54,296    250,000    79,645      79,645    250,000
    12           83,565       40,209      40,209    250,000    60,517      60,517    250,000    92,230      92,230    250,000
    13           92,993       42,977      42,977    250,000    67,011      67,011    250,000   106,189     106,189    250,000
    14          102,893       45,679      45,679    250,000    73,805      73,805    250,000   121,694     121,694    250,000
    15          113,287       48,313      48,313    250,000    80,918      80,918    250,000   138,927     138,927    250,000
    16          124,202       50,891      50,891    250,000    88,377      88,377    250,000   158,097     158,097    250,000
    17          135,662       53,318      53,318    250,000    96,126      96,126    250,000   179,392     179,392    250,000
    18          147,695       55,588      55,588    250,000   104,183     104,183    250,000   203,082     203,082    255,884
    19          160,330       57,691      57,691    250,000   112,566     112,566    250,000   229,345     229,345    284,388
    20          173,596       59,623      59,623    250,000   121,302     121,302    250,000   258,364     258,364    315,204
  Age 60        113,287       48,313      48,313    250,000    80,918      80,918    250,000   138,927     138,927    250,000
  Age 65        173,596       59,623      59,623    250,000   121,302     121,302    250,000   258,364     258,364    315,204
  Age 70        250,567       66,192      66,192    250,000   171,256     171,256    250,000   455,485     455,485    528,363
  Age 75        348,804       65,888      65,888    250,000   236,172     236,172    252,704   781,184     781,184    835,867

(1) Assumes a $5,000 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 45
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 1
                                                                GUARANTEED ISSUE

                      GUARANTEED COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                  HYPOTHETICAL 6%                  HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  -------------------------------  --------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE   DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)   BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  -------  ---------  -----------  --------
    1             5,093        2,917       2,917    250,000     3,129       3,129    250,000     3,341       3,341    250,000
    2            10,440        5,958       5,958    250,000     6,579       6,579    250,000     7,226       7,226    250,000
    3            16,054        8,875       8,875    250,000    10,103      10,103    250,000    11,437      11,437    250,000
    4            21,949       11,668      11,668    250,000    13,706      13,706    250,000    16,008      16,008    250,000
    5            28,139       14,430      14,430    250,000    17,484      17,484    250,000    21,078      21,078    250,000
    6            34,639       17,298      17,298    250,000    21,588      21,588    250,000    26,843      26,843    250,000
    7            41,463       20,017      20,017    250,000    25,770      25,770    250,000    33,110      33,110    250,000
    8            48,629       22,575      22,575    250,000    30,023      30,023    250,000    39,922      39,922    250,000
    9            56,153       24,959      24,959    250,000    34,335      34,335    250,000    47,327      47,327    250,000
    10           64,053       27,159      27,159    250,000    38,700      38,700    250,000    55,383      55,383    250,000
    11           72,348       29,237      29,237    250,000    43,214      43,214    250,000    64,304      64,304    250,000
    12           81,058       31,112      31,112    250,000    47,782      47,782    250,000    74,060      74,060    250,000
    13           90,203       32,777      32,777    250,000    52,404      52,404    250,000    84,753      84,753    250,000
    14           99,806       34,218      34,218    250,000    57,074      57,074    250,000    96,494      96,494    250,000
    15          109,889       35,410      35,410    250,000    61,778      61,778    250,000   109,409     109,409    250,000
    16          120,476       36,330      36,330    250,000    66,504      66,504    250,000   123,644     123,644    250,000
    17          131,592       36,953      36,953    250,000    71,241      71,241    250,000   139,378     139,378    250,000
    18          143,264       37,235      37,235    250,000    75,962      75,962    250,000   156,809     156,809    250,000
    19          155,520       37,131      37,131    250,000    80,644      80,644    250,000   176,185     176,185    250,000
    20          168,388       36,597      36,597    250,000    85,268      85,268    250,000   197,805     197,805    250,000
  Age 60        109,889       35,410      35,410    250,000    61,778      61,778    250,000   109,409     109,409    250,000
  Age 65        168,388       36,597      36,597    250,000    85,268      85,268    250,000   197,805     197,805    250,000
  Age 70        243,050       25,729      25,729    250,000   106,946     106,946    250,000   344,186     344,186    399,255
  Age 75        338,340      ($8,763)    ($8,763)   250,000   122,901     122,901    250,000   579,142     579,142    619,682

(1) Assumes a $5,000 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 30
                                                 SPECIFIED FACE AMOUNT = $75,000
                                                          DEATH BENEFIT OPTION 2
                                                                GUARANTEED ISSUE

                       CURRENT COST OF INSURANCE CHARGES

                PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%                   HYPOTHETICAL 12%
               PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                INTEREST    ---------------------------------  ---------------------------------  ---------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE    DEATH    SURRENDER  CERTIFICATE    DEATH    SURRENDER  CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)    BENEFIT     VALUE     VALUE (2)    BENEFIT     VALUE     VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------
    1              8,400       6,444        6,444     256,468     6,847        6,847     256,837     7,250        7,250     257,205
    2             17,220      13,205       13,205     263,236    14,440       14,440     264,402    15,724       15,724     265,608
    3             26,481      19,876       19,876     269,914    22,388       22,388     272,319    25,102       25,102     274,907
    4             36,205      26,456       26,456     276,502    30,706       30,706     280,605    35,481       35,481     285,198
    5             46,415      33,112       33,112     283,165    39,585       39,585     289,450    47,150       47,150     296,769
    6             57,136      39,811       39,811     289,871    49,016       49,016     298,845    60,206       60,206     309,715
    7             68,393      46,409       46,409     296,477    58,874       58,874     308,667    74,643       74,643     324,031
    8             80,213      52,911       52,911     302,987    69,187       69,187     318,941    90,615       90,615     339,869
    9             92,623      59,317       59,317     309,401    79,972       79,972     329,686   108,284      108,284     357,390
    10           105,654      65,625       65,625     315,717    91,248       91,248     340,920   127,827      127,827     376,769
    11           119,337      71,830       71,830     321,930   103,033      103,033     352,662   149,439      149,439     398,201
    12           133,704      77,924       77,924     328,034   115,341      115,341     364,926   173,332      173,332     421,895
    13           148,789      83,931       83,931     334,048   128,219      128,219     377,755   199,771      199,771     471,461
    14           164,629      89,850       89,850     339,974   141,692      141,692     391,177   229,012      229,012     524,436
    15           181,260      95,677       95,677     345,809   155,783      155,783     405,216   261,336      261,336     580,165
    16           198,723     101,417      101,417     351,556   170,525      170,525     419,902   297,072      297,072     638,705
    17           217,059     107,041      107,041     357,189   185,916      185,916     435,237   336,543      336,543     703,374
    18           236,312     112,543      112,543     362,702   201,981      201,981     451,245   380,132      380,132     771,668
    19           256,528     117,927      117,927     368,095   218,752      218,752     467,956   428,274      428,274     843,700
    20           277,754     123,193      123,193     373,371   236,262      236,262     485,403   481,451      481,451     919,572
  Age 60         558,086     168,417      168,417     418,717   459,026      459,026     707,389  1,441,641   1,441,641   1,931,799
  Age 65         758,691     184,164      184,164     434,558   609,548      609,548     857,412  2,425,667   2,425,667   2,959,314
  Age 70       1,014,718     192,997      192,997     443,522   792,112      792,112   1,039,401  4,040,767   4,040,767   4,687,290
  Age 75       1,341,481     192,086      192,086     442,793  1,011,212   1,011,212   1,257,846  6,709,940   6,709,940   7,179,636

(1) Assumes a $8,000 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 30
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 2
                                                                GUARANTEED ISSUE

                      GUARANTEED COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                   HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  ---------------------------------  ---------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE    DEATH    SURRENDER  CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)    BENEFIT     VALUE     VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  ---------  ---------  -----------  ---------
    1              8,400       6,159       6,159    256,199     6,551        6,551     256,560     6,944        6,944     256,919
    2             17,220      12,580      12,580    262,632    13,774       13,774     263,760    15,016       15,016     264,928
    3             26,481      18,861      18,861    268,925    21,274       21,274     271,236    23,883       23,883     273,726
    4             36,205      25,002      25,002    275,077    29,058       29,058     278,997    33,620       33,620     283,387
    5             46,415      31,159      31,159    281,246    37,302       37,302     287,215    44,489       44,489     294,171
    6             57,136      37,301      37,301    287,400    45,988       45,988     295,874    56,559       56,559     306,148
    7             68,393      43,297      43,297    293,408    54,996       54,996     304,855    69,812       69,812     319,298
    8             80,213      49,143      49,143    299,266    64,334       64,334     314,165    84,358       84,358     333,731
    9             92,623      54,839      54,839    304,975    74,012       74,012     323,814   100,324      100,324     349,573
    10           105,654      60,389      60,389    310,537    84,043       84,043     333,815   117,852      117,852     366,965
    11           119,337      65,952      65,952    316,099    94,658       94,658     344,380   137,397      137,397     386,334
    12           133,704      71,373      71,373    321,532   105,677      105,677     355,365   158,898      158,898     407,665
    13           148,789      76,652      76,652    326,822   117,116      117,116     366,768   182,553      182,553     431,132
    14           164,629      81,787      81,787    331,970   128,988      128,988     378,604   208,577      208,577     477,642
    15           181,260      86,777      86,777    336,971   141,307      141,307     390,885   237,179      237,179     526,537
    16           198,723      91,613      91,613    341,820   154,082      154,082     403,621   268,571      268,571     577,428
    17           217,059      96,297      96,297    346,517   167,329      167,329     416,828   303,027      303,027     633,327
    18           236,312     100,823     100,823    351,056   181,061      181,061     430,519   340,845      340,845     691,915
    19           256,528     105,188     105,188    355,434   195,293      195,293     444,707   382,353      382,353     753,236
    20           277,754     109,388     109,388    359,647   210,037      210,037     459,408   427,916      427,916     817,320
  Age 60         558,086     139,412     139,412    389,870   386,867      386,867     635,780  1,220,171   1,220,171   1,635,029
  Age 65         758,691     142,507     142,507    393,140   495,094      495,094     743,802  1,997,996   1,997,996   2,437,555
  Age 70       1,014,718     131,921     131,921    382,815   612,903      612,903     861,480  3,228,279   3,228,279   3,744,804
  Age 75       1,341,481      99,521      99,521    350,866   731,911      731,911     980,576  5,203,161   5,203,161   5,567,383

(1) Assumes a $8,000 premium is paid at the beginning of each Certificate year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 45
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 3
                                                                GUARANTEED ISSUE

                       CURRENT COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                   HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  ---------------------------------  ---------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE    DEATH    SURRENDER  CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)    BENEFIT     VALUE     VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  ---------  ---------  -----------  ---------
    1            11,865        9,154       9,154    250,000     9,724        9,724     250,000    10,295       10,295     250,000
    2            24,323       18,733      18,733    250,000    20,485       20,485     250,000    22,306       22,306     250,000
    3            37,404       28,167      28,167    250,000    31,732       31,732     250,000    35,584       35,584     250,000
    4            51,140       37,465      37,465    250,000    43,497       43,497     250,000    50,276       50,276     250,000
    5            65,562       46,849      46,849    250,000    56,039       56,039     250,000    66,783       66,783     250,000
    6            80,705       56,303      56,303    250,000    69,376       69,376     250,000    85,277       85,277     250,000
    7            96,605       65,611      65,611    250,000    83,326       83,326     250,000   105,701      105,701     299,856
    8           101,435       64,324      64,324    250,000    86,835       86,835     250,000   116,551      116,551     320,227
    9           106,507       62,999      62,999    250,000    90,472       90,472     250,000   128,488      128,488     341,975
    10          111,832       61,636      61,636    250,000    94,241       94,241     250,000   141,619      141,619     365,206
    11          117,424       60,219      60,219    250,000    98,141       98,141     250,000   156,049      156,049     390,011
    12          123,295       58,750      58,750    250,000   102,182      102,182     250,000   171,912      171,912     416,527
    13          129,460       57,263      57,263    250,000   106,403      106,403     250,008   189,398      189,398     445,017
    14          135,933       55,775      55,775    250,000   110,825      110,825     252,619   208,696      208,696     475,711
    15          142,729       54,284      54,284    250,000   115,459      115,459     255,422   229,998      229,998     508,807
    16          149,866       52,793      52,793    250,000   120,319      120,319     258,434   253,517      253,517     544,531
    17          157,359       51,236      51,236    250,000   125,371      125,371     261,566   279,392      279,392     582,908
    18          165,227       49,612      49,612    250,000   130,622      130,622     264,818   307,865      307,865     624,152
    19          173,489       47,903      47,903    250,000   136,071      136,071     268,180   339,175      339,175     668,473
    20          182,163       46,099      46,099    250,000   141,720      141,720     271,655   373,599      373,599     716,130
  Age 60        182,163       46,099      46,099    250,000   141,720      141,720     271,655   373,599      373,599     716,130
  Age 65        232,491       35,127      35,127    250,000   173,153      173,153     291,130   603,899      603,899   1,015,363
  Age 70        296,724       19,075      19,075    250,000   210,467      210,467     315,134   971,035      971,035   1,453,934
  Age 75        378,704            0           0    250,000   254,594      254,594     345,283  1,553,674   1,553,674   2,107,108

(1) Assumes a $11,300 premium is paid at the beginning of each Certificate year for seven years. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                        GROUP VARIABLE LIFE CERTIFICATE

                                                          MALE NON-SMOKER AGE 45
                                                SPECIFIED FACE AMOUNT = $250,000
                                                          DEATH BENEFIT OPTION 3

                      GUARANTEED COST OF INSURANCE CHARGES

                PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                   HYPOTHETICAL 12%
               PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                INTEREST    -------------------------------  ---------------------------------  ---------------------------------
 CERTIFICATE     AT 5%      SURRENDER  CERTIFICATE   DEATH   SURRENDER  CERTIFICATE    DEATH    SURRENDER  CERTIFICATE    DEATH
    YEAR      PER YEAR (1)    VALUE     VALUE (2)   BENEFIT    VALUE     VALUE (2)    BENEFIT     VALUE     VALUE (2)    BENEFIT
 -----------  ------------  ---------  -----------  -------  ---------  -----------  ---------  ---------  -----------  ---------
    1            11,865        8,647       8,647    250,000     9,201        9,201     250,000     9,755        9,755     250,000
    2            24,323       17,656      17,656    250,000    19,339       19,339     250,000    21,090       21,090     250,000
    3            37,404       26,464      26,464    250,000    29,866       29,866     250,000    33,546       33,546     250,000
    4            51,140       35,077      35,077    250,000    40,801       40,801     250,000    47,242       47,242     250,000
    5            65,562       43,718      43,718    250,000    52,397       52,397     250,000    62,556       62,556     250,000
    6            80,705       52,356      52,356    250,000    64,645       64,645     250,000    79,613       79,613     250,000
    7            96,605       60,798      60,798    250,000    77,377       77,377     250,000    98,363       98,363     279,041
    8           101,435       58,762      58,762    250,000    79,702       79,702     250,000   107,412      107,412     295,116
    9           106,507       56,697      56,697    250,000    82,073       82,073     250,000   117,278      117,278     312,140
    10          111,832       54,596      54,596    250,000    84,489       84,489     250,000   128,031      128,031     330,168
    11          117,424       52,580      52,580    250,000    87,153       87,153     250,000   140,061      140,061     350,053
    12          123,295       50,497      50,497    250,000    89,868       89,868     250,000   153,188      153,188     371,161
    13          129,460       48,331      48,331    250,000    92,625       92,625     250,000   167,501      167,501     393,568
    14          135,933       46,064      46,064    250,000    95,418       95,418     250,000   183,095      183,095     417,356
    15          142,729       43,681      43,681    250,000    98,239       98,239     250,000   200,074      200,074     442,610
    16          149,866       41,160      41,160    250,000   101,082      101,082     250,000   218,549      218,549     469,421
    17          157,359       38,486      38,486    250,000   103,942      103,942     250,000   238,643      238,643     497,890
    18          165,227       35,644      35,644    250,000   106,817      106,817     250,000   260,497      260,497     528,120
    19          173,489       32,609      32,609    250,000   109,698      109,698     250,000   284,250      284,250     560,223
    20          182,163       29,349      29,349    250,000   112,574      112,574     250,000   310,050      310,050     594,317
  Age 60        182,163       29,349      29,349    250,000   112,574      112,574     250,000   310,050      310,050     594,317
  Age 65        232,491        8,131       8,131    250,000   126,339      126,339     250,000   475,437      475,437     799,373
  Age 70        296,724            0           0    250,000   137,150      137,150     250,000   719,462      719,462   1,077,254
  Age 75        378,704            0           0    250,000   140,112      140,112     250,000  1,072,676   1,072,676   1,454,774

(1) Assumes a $11,300 premium is paid at the beginning of each Certificate year for seven years. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Certificate loan has been made. Excessive loans or withdrawals may cause this Certificate to lapse because of insufficient Certificate Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A CERTIFICATE OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, CERTIFICATE VALUE, AND DEATH BENEFIT FOR A CERTIFICATE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CERTIFICATE VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX D
                          MONTHLY EXPENSE CHARGE TABLE
                          PER THOUSAND OF FACE AMOUNT

                        Unit Charges/per $1,000 Face
                     Issue Age      Non-smoker    Smoker
                     ---------      ----------    ------
                          0           0.0250      0.0250
                          1           0.0275      0.0275
                          2           0.0275      0.0275
                          3           0.0275      0.0275
                          4           0.0275      0.0275
                          5           0.0300      0.0300
                          6           0.0300      0.0300
                          7           0.0300      0.0300
                          8           0.0300      0.0300
                          9           0.0325      0.0325
                         10           0.0325      0.0325
                         11           0.0325      0.0325
                         12           0.0350      0.0350
                         13           0.0350      0.0350
                         14           0.0350      0.0350
                         15           0.0375      0.0375
                         16           0.0375      0.0375
                         17           0.0375      0.0375
                         18           0.0300      0.0400
                         19           0.0300      0.0400
                         20           0.0325      0.0400
                         21           0.0325      0.0425
                         22           0.0325      0.0425
                         23           0.0350      0.0425
                         24           0.0350      0.0450
                         25           0.0375      0.0450
                         26           0.0375      0.0475
                         27           0.0375      0.0475
                         28           0.0400      0.0475
                         29           0.0400      0.0500
                         30           0.0425      0.0500
                         31           0.0425      0.0525
                         32           0.0425      0.0525
                         33           0.0450      0.0525
                         34           0.0450      0.0550
                         35           0.0450      0.0550
                         36           0.0500      0.0600
                         37           0.0525      0.0650
                         38           0.0575      0.0700
                         39           0.0600      0.0725
                         40           0.0650      0.0775
                         41           0.0675      0.0825
                         42           0.0725      0.0875
                         43           0.0750      0.0925
                         44           0.0800      0.0975
                         45           0.0825      0.1000

                        Unit Charges/per $1,000 Face
                     Issue Age      Non-smoker    Smoker
                     ---------      ----------    ------
                         46           0.0875      0.1050
                         47           0.0900      0.1100
                         48           0.0950      0.1150
                         49           0.1000      0.1200
                         50           0.1050      0.1250
                         51           0.1075      0.1300
                         52           0.1100      0.1325
                         53           0.1150      0.1375
                         54           0.1175      0.1425
                         55           0.1200      0.1475
                         56           0.1275      0.1550
                         57           0.1375      0.1650
                         58           0.1450      0.1750
                         59           0.1525      0.1825
                         60           0.1600      0.1925
                         61           0.1700      0.1975
                         62           0.1775      0.2025
                         63           0.1875      0.2075
                         64           0.1975      0.2125
                         65           0.2075      0.2175
                         66           0.2075      0.2150
                         67           0.2050      0.2150
                         68           0.2050      0.2125
                         69           0.2050      0.2125
                         70           0.2050      0.2100
                         71           0.2050      0.2100
                         72           0.2050      0.2100
                         73           0.2050      0.2100
                         74           0.2050      0.2100
                         75           0.2050      0.2100
                         76           0.2050      0.2100
                         77           0.2050      0.2100
                         78           0.2050      0.2100
                         79           0.2050      0.2100
                         80           0.2050      0.2100
                         81           0.2050      0.2100
                         82           0.2050      0.2100
                         83           0.2050      0.2100
                         84           0.2050      0.2100
                         85           0.2050      0.2100

Example 1

Assume that a Nonsmoker, Age 40, purchases a Certificate with a Face Amount of $100,000, of which $50,000 is attributable to the Base Amount and $50,000 is attributable to the Insured Term Rider. The Monthly Expense Charge, if applicable, is assessed only on the Base Amount. From the table above, the Monthly Expense Charge would be $3.25 per month or (0.0650 per $1000 Base Face *$50,000 Base Amount.

Example 2

Assume that a Nonsmoker, Age 40, purchases a Certificate with a Face Amount of $100,000, all of which is attributable to the Base Amount (there is no Insured Term Rider). From the table above, the monthly expense charge would be $6.50 per month or (0.0650 per $1000 Base Face *$100,000 Base Face).

                                   APPENDIX E
                            PERFORMANCE INFORMATION

The Certificates will first be offered to the public in 2000. However, the Company may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Sub-Accounts have been in existence (Tables I(A) and I(B)), and based on the periods that the Underlying Funds have been in existence (Tables II (A) and II (B)). The results for any period prior to the Certificates being offered will be calculated as if the Certificates had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts, the Underlying Funds, and (in Tables I(A) and II(A)) under a "representative" Certificate that is surrendered at the end of the applicable period. For more information on charges under the Certificates, see CHARGES AND DEDUCTIONS.

In each Table in Appendix E, "One-Year Total Return" refers to the total of the income generated by a Sub-Account, based on certain charges and assumptions as described in the respective tables, for the one-year period ended December 31, 1999. "Average Annual Total Return" is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

Performance information may be compared, in reports and promotional literature, to: (1) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (2) other groups of variable life separate accounts or other investment products tracked by Lipper Inc., a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Services ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

The Company may provide information on various topics of interest to Certificate Owners and prospective Certificate Owners in sales literature, periodic publications or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments.

                                   TABLE I(A)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1999
                      SINCE INCEPTION OF THE SUB-ACCOUNTS
          NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE CERTIFICATE

The following performance information is based on the periods that the Sub-Accounts have been in existence. The data is net of expenses of the Underlying Funds, all Sub-Account charges, and all Certificate charges for a representative Certificate. It is assumed that the Insured is male, Age 36, standard (non-smoker) Premium Class, that the Face Amount of the Certificate is $250,000, that an annual premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Certificate year, that ALL premiums were allocated to EACH Sub-Account individually, and that there was a full surrender of the Certificate at the end of the applicable period.

                                                                                      TEN YEARS OR
                                                                                         LIFE OF
                                                    ONE-YEAR              5            SUB-ACCOUNT
UNDERLYING FUND                                   TOTAL RETURN          YEARS           (IF LESS)
Select Aggressive Growth Fund                             2.31%              9.82%             9.26%
Select Capital Appreciation Fund                         -8.19%          N/A                   7.12%
Select Value Opportunity Fund                           -31.80%              0.11%            -1.10%
Select Emerging Markets Fund                             23.74%          N/A                  19.11%
T. Rowe Price International Stock Portfolio              -1.91%              1.80%            -0.19%
Fidelity VIP Overseas Portfolio                           5.38%              3.93%             3.97%
Select International Equity Fund                         -3.18%              5.09%             4.31%
Fidelity VIP Growth Portfolio                             1.34%             16.15%            15.35%
Select Growth Fund                                       -4.69%             15.48%            15.44%
Select Strategic Growth Fund                            -15.51%          N/A                 -14.07%
Core Equity Fund                                         -5.06%             11.71%            10.09%
Fidelity VIP II Index 500 Portfolio                     -12.00%             14.60%           -14.99%
Fidelity VIP Equity-Income Portfolio                    -23.16%              5.16%             2.83%
Select Growth and Income Fund                           -13.65%              8.21%             7.10%
Fidelity VIP High Income Portfolio                      -21.73%             -2.52%            -4.05%
Select Investment Grade Income Fund                     -28.88%             -6.01%            -7.55%
Fidelity VIP II Contrafund Portfolio                     -9.07%          N/A               N/A
Government Bond Fund                                    -27.94%             -7.17%            -8.42%
Money Market Fund                                       -24.05%             -7.92%            -8.76%
MSDW Technology Portfolio                             N/A                N/A               N/A

The inception dates for the Sub-Accounts are: 5/1/95 for Core Equity, Select Investment Grade Income, Money Market, Government Bond, Select Aggressive Growth, Select Growth, Select Growth and Income, Select Value Opportunity, Select International Equity, Fidelity VIP Equity-Income, Fidelity VIP Growth, Fidelity VIP High Income, and Fidelity VIP Overseas; 5/3/95 for Select Capital Appreciation; 2/12/96 for T. Rowe Price International Stock; and 11/9/98 for Select Emerging Markets.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                   TABLE I(B)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1999
                      SINCE INCEPTION OF THE SUB-ACCOUNTS
                     EXCLUDING MONTHLY CERTIFICATE CHARGES

The following performance information is based on the periods that the Sub-Accounts have been in existence. The performance information is net of total Underlying Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE CERTIFICATE. It is assumed that an annual premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Certificate year and that ALL premiums were allocated to EACH Sub-Account individually.

                                                                                      TEN YEARS OR
                                                                                         LIFE OF
                                                    ONE-YEAR              5            SUB-ACCOUNT
UNDERLYING FUND                                   TOTAL RETURN          YEARS           (IF LESS)
Select Aggressive Growth Fund                             0.00%         0.00%                 22.47%
Select Capital Appreciation Fund                          0.00%         0.00%                 20.32%
Select Value Opportunity Fund                             0.00%         0.00%                 12.03%
Select Emerging Markets Fund                              0.00%         0.00%                 56.38%
T. Rowe Price International Stock Portfolio               0.00%         0.00%                 14.89%
Fidelity VIP Overseas Portfolio                           0.00%         0.00%                 17.14%
Select International Equity Fund                          0.00%         0.00%                 17.47%
Fidelity VIP Growth Portfolio                             0.00%         0.00%                 28.63%
Select Growth Fund                                        0.00%         0.00%                 28.71%
Select Strategic Growth Fund                              0.00%         0.00%                 16.69%
Core Equity Fund                                          0.00%         0.00%                 23.30%
Fidelity VIP II Index 500 Portfolio                       0.00%         0.00%                 14.44%
Fidelity VIP Equity-Income Portfolio                      0.00%         0.00%                 15.98%
Select Growth and Income Fund                             0.00%         0.00%                 20.29%
Fidelity VIP High Income Portfolio                        0.00%         0.00%                  8.62%
Select Investment Grade Income Fund                       0.00%         0.00%                  5.57%
Fidelity VIP II Contrafund Portfolio                      0.00%         0.00%              N/A
Government Bond Fund                                      0.00%         0.00%                  4.70%
Money Market Fund                                         0.00%         0.00%                  4.36%
MSDW Technology Portfolio                                 0.00%         0.00%              N/A

The inception dates for the Sub-Accounts are: 5/1/95 for Core Equity, Select Investment Grade Income, Money Market, Government Bond, Select Aggressive Growth, Select Growth, Select Growth and Income, Select Value Opportunity, Select International Equity, Fidelity VIP Equity-Income, Fidelity VIP Growth, Fidelity VIP High Income, and Fidelity VIP Overseas; 5/3/95 for Select Capital Appreciation; 2/12/96 for T. Rowe Price International Stock; and 11/9/98 for Select Emerging Markets.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                  TABLE II(A)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1999
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
                               NET OF ALL CHARGES

The following performance information is based on the periods that the Underlying Funds have been in existence. The data is net of expenses of the Underlying Funds, all Sub-Account charges, and all Certificate charges for a representative Certificate. It is assumed that the Insured is male, Age 36, standard (nonsmoker) Premium Class, that the Face Amount of the Certificate is $250,000, that an annual premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Certificate year, that ALL premiums were allocated to EACH Sub-Account individually, and that there was a full surrender of the Certificate at the end of the applicable period.

                                                                                      TEN YEARS OR
                                                    ONE-YEAR              5           LIFE OF FUND
UNDERLYING FUND                                   TOTAL RETURN          YEARS           (IF LESS)
Select Aggressive Growth Fund                             2.31%              9.82%            11.76%
Select Capital Appreciation Fund                         -8.19%          N/A                   7.16%
Select Value Opportunity Fund                           -31.08%               .11%             1.73%
Select Emerging Markets Fund                             23.74%          N/A                  -9.62%
T. Rowe Price International Stock Portfolio              -1.91%              1.80%             1.88%
Fidelity VIP Overseas Portfolio                           5.38%              3.93%             4.95%
Select International Equity Fund                         -3.18%              5.09%             3.67%
Fidelity VIP Growth Portfolio                             1.34%             16.15%            13.41%
Select Growth Fund                                       -4.69%             15.48%            11.63%
Select Strategic Growth Fund                            -15.51%          N/A                 -16.85%
Core Equity Fund                                         -5.06%             11.71%            10.80%
Fidelity VIP II Index 500 Portfolio                     -12.00%             14.60%            12.10%
Fidelity VIP Equity-Income Portfolio                    -23.16%              5.16%             8.00%
Select Growth and Income Fund                           -13.65%              8.21%             7.03%
Fidelity VIP High Income Portfolio                      -21.73%             -2.52%             5.94%
Select Investment Grade Income Fund                     -28.88%             -6.01%             1.21%
Fidelity VIP II Contrafund Portfolio                     -9.07%          N/A                  14.16%
Government Bond Fund                                    -27.94%             -7.17%            -1.59%
Money Market Fund                                       -24.05%             -7.92%            -1.26%
MSDW Technology Portfolio                             N/A                N/A                 -13.13%

The inception dates for the Underlying Funds are: 4/29/85 for Core Equity, Select Investment Grade Income and Money Market; 8/26/91 for Government Bond; 8/21/92 for Select Aggressive Growth, Select Growth, and Select Growth and Income; 4/30/93 for Select Value Opportunity; 5/2/94 for Select International Equity; 4/28/95 for Select Capital Appreciation; 10/9/86 for Fidelity VIP Equity-Income and Fidelity VIP Growth; 9/19/85 for Fidelity VIP High Income; 1/28/87 for Fidelity VIP Overseas; 3/31/94 for T. Rowe Price International Stock; 11/9/98 for Select Emerging Markets, Select Strategic Growth; and 8/27/92 for Fidelity VIP II Index 500 and Fidelity VIP II Contrafund; and 11/30/99 for MSDW Technology.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                  TABLE II(B)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1999
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
                     EXCLUDING MONTHLY CERTIFICATE CHARGES

The following performance information is based on the periods that the Underlying Funds have been in existence. The performance information is net of total Underlying Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE CERTIFICATE CHARGES. It is assumed that an annual premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Certificate year and that ALL premiums were allocated to EACH Sub-Account individually.

                                                                                      TEN YEARS OR
                                                    ONE-YEAR              5           LIFE OF FUND
UNDERLYING FUND                                   TOTAL RETURN          YEARS           (IF LESS)
Select Aggressive Growth Fund                            37.41%             22.21%            19.62%
Select Capital Appreciation Fund                         24.23%          N/A                  20.33%
Select Value Opportunity Fund                            -5.56%              12.5%            10.57%
Select Emerging Markets Fund                             64.23%          N/A                  14.18%
T. Rowe Price International Stock Portfolio              32.12%             14.18%            12.43%
Fidelity VIP Overseas Portfolio                          41.27%             16.31%            10.43%
Select International Equity Fund                         30.53%             17.47%            14.43%
Fidelity VIP Growth Portfolio                            36.20%             28.57%            18.86%
Select Growth Fund                                       28.63%             27.90%            19.49%
Select Strategic Growth Fund                             15.02%          N/A                   5.93%
Core Equity Fund                                         28.17%             24.10%            16.25%
Fidelity VIP II Index 500 Portfolio                      19.44%             27.01%            19.98%
Fidelity VIP Equity-Income Portfolio                      5.37%             17.54%            13.46%
Select Growth and Income Fund                            17.36%             20.60%            14.88%
Fidelity VIP High Income Portfolio                        7.18%              9.88%            11.42%
Select Investment Grade Income Fund                      -1.86%              6.41%             6.72%
Fidelity VIP II Contrafund Portfolio                     23.13%          N/A                  26.58%
Government Bond Fund                                     -0.67%              5.26%             5.20%
Money Market Fund                                         4.24%              4.52%             4.28%
MSDW Technology Portfolio                             N/A                N/A                  23.04%

The inception dates for the Underlying Funds are: 4/29/85 for Core Equity, Select Investment Grade Income and Money Market; 9/28/90 for Equity Index; 8/26/91 for Government Bond; 8/21/92 for Select Aggressive Growth, Select Growth, and Select Growth and Income; 4/30/93 for Select Value Opportunity; 5/2/94 for Select International Equity; 4/28/95 for Select Capital Appreciation; 10/9/86 for Fidelity VIP Equity-Income and Fidelity VIP Growth; 9/19/85 for Fidelity VIP High Income; 1/28/87 for Fidelity VIP Overseas; 9/06/89 for Fidelity VIP II Asset Manager; 10/29/92 for DGPF International Equity; 3/31/94 for T. Rowe Price International Stock; 11/9/98 for Select Emerging Markets, Select Strategic Growth, and 8/27/92 for Fidelity VIP II Index 500; and 8/27/92 for Fidelity VIP II Index 500 and Fidelity VIP II Contrafund; and 11/30/99 for MSDW Technology.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31,                                      (UNAUDITED)
(IN MILLIONS)                                                   2000       1999
-------------                                                   ----       ----
REVENUES
    Premiums................................................   $  0.4     $  0.2
    Universal life and investment product policy fees.......     93.1       75.5
    Net investment income...................................     35.8       36.7
    Net realized investment (losses) gains..................     (1.7)      (0.5)
    Other income............................................     20.2      --
                                                               ------     ------
        Total revenues......................................    147.8      111.9
                                                               ------     ------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses.........................     44.6       47.5
    Policy acquisition expenses.............................     21.9        2.7
    Other operating expenses................................     47.3       31.6
                                                               ------     ------
        Total benefits, losses and expenses.................    113.8       81.8
                                                               ------     ------
Income before federal income taxes..........................     34.0       30.1
                                                               ------     ------
FEDERAL INCOME TAX EXPENSE
    Current.................................................     (4.0)       1.7
    Deferred................................................     15.9        8.8
                                                               ------     ------
        Total federal income tax expense....................     11.9       10.5
                                                               ------     ------
Net income..................................................   $ 22.1     $ 19.6
                                                               ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

   ( AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                              (UNAUDITED)     (AUDITED)
                                                               MARCH 31,    DECEMBER 31,
(IN MILLIONS)                                                    2000           1999
-------------                                                 -----------   -------------
ASSETS
  Investments:
    Fixed maturities at fair value (amortized cost of
      $1,273.5 and $1,354.2)................................   $ 1,243.0      $ 1,324.6
    Equity securities at fair value (cost of $25.2 and
      $25.2)................................................        33.5           32.6
    Mortgage loans..........................................       216.5          223.7
    Policy loans............................................       171.2          166.8
    Real estate and other long term investments.............        25.3           25.1
                                                               ---------      ---------
        Total investments...................................     1,689.5        1,772.8
                                                               ---------      ---------
  Cash and cash equivalents.................................        91.4          132.9
  Accrued investment income.................................        31.3           36.0
  Deferred policy acquisition costs.........................     1,207.0        1,156.4
  Reinsurance receivables on paid and unpaid losses,
    benefits and unearned premiums..........................       290.6        --
  Premiums, accounts and notes receivable...................         5.6          287.2
  Other assets..............................................        61.1           64.8
  Separate account assets...................................    15,375.9       14,527.9
                                                               ---------      ---------
        Total assets........................................   $18,752.4      $17,978.0
                                                               =========      =========
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits..................................   $ 2,186.2      $ 2,274.7
    Outstanding claims and losses...........................        20.1           13.7
    Unearned premiums.......................................         2.6            2.6
    Contractholder deposit funds and other policy
      liabilities...........................................        41.5           44.3
                                                               ---------      ---------
        Total policy liabilities and accruals...............     2,250.4        2,335.3
                                                               ---------      ---------
  Expenses and taxes payable................................       189.0          216.8
  Reinsurance premiums payable..............................        17.5           17.9
  Deferred federal income taxes.............................       111.5           94.8
  Separate account liabilities..............................    15,375.2       14,527.9
                                                               ---------      ---------
        Total liabilities...................................    17,943.6       17,192.7
                                                               ---------      ---------
  Commitments and contingencies (Note 5)
SHAREHOLDER'S EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized,
    2,526 Shares issued and outstanding.....................         2.5            2.5
  Additional paid in capital................................       423.7          423.7
  Accumulated other comprehensive income....................        (1.2)          (2.6)
  Retained earnings.........................................       383.8          361.7
                                                               ---------      ---------
        Total shareholder's equity..........................       808.8          785.3
                                                               ---------      ---------
        Total liabilities and shareholder's equity..........   $18,752.4      $17,978.0
                                                               =========      =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

THREE MONTHS ENDED MARCH 31,                                      (UNAUDITED)
(IN MILLIONS)                                                   2000       1999
-------------                                                 --------   --------
COMMON STOCK................................................   $  2.5     $  2.5
                                                               ------     ------

ADDITIONAL PAID IN CAPITAL
    Balance at beginning and end of period..................    423.7      407.9
                                                               ------     ------
ACCUMULATED OTHER COMPREHENSIVE INCOME
    Net unrealized appreciation on investments:
    Balance at beginning of period..........................     (2.7)      24.1
    (Depreciation) appreciation during the period:
        Net appreciation (depreciation) on
          available-for-sale securities.....................      2.2      (17.0)
        Benefit for deferred federal income taxes...........     (0.7)       5.9
                                                               ------     ------
        Other comprehensive (loss)..........................      1.5      (11.1)
                                                               ------     ------
    Balance at end of period................................     (1.2)      13.0
                                                               ------     ------
RETAINED EARNINGS
    Balance at beginning of period..........................    361.7      275.4
    Net income..............................................     22.1       19.6
                                                               ------     ------
    Balance at end of period................................    383.8      295.0
                                                               ------     ------
        Total shareholder's equity..........................   $808.8     $718.4
                                                               ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31,                                      (UNAUDITED)
(IN MILLIONS)                                                   2000       1999
-------------                                                 --------   --------
Net income..................................................   $22.1      $ 19.6
Other comprehensive income:
    Net (depreciation) appreciation on available-for-sale
      securities............................................     2.2       (17.0)
    Benefit for deferred federal income taxes...............    (0.7)        5.9
                                                               -----      ------
        Other comprehensive income..........................     1.5       (11.1)
                                                               -----      ------
    Comprehensive income....................................   $23.6      $  8.5
                                                               =====      ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   (UNAUDITED)
                                                              MARCH 31,   MARCH 31,
(IN MILLIONS)                                                   2000        1999
-------------                                                 ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income..............................................   $  22.1     $ 19.6
    Adjustments to reconcile net income to net cash used in
      operating activities:
        Net realized (gains) losses.........................       1.7        0.5
        Net amortization and depreciation...................      (0.7)     --
        Deferred federal income taxes.......................      15.9        8.8
        Change in deferred acquisition costs................     (34.6)     (52.0)
        Change in premiums and notes receivable, net of
          reinsurance.......................................      (0.4)      10.6
        Change in accrued investment income.................      (4.7)       2.3
        Change in policy liabilities and accruals, net......     (86.5)      15.6
        Change in reinsurance receivable....................      (3.3)     (21.3)
        Change in expenses and taxes payable................     (29.8)      15.7
        Separate account activity, net......................      (0.1)      (0.6)
        Other, net..........................................      (0.7)       3.4
                                                               -------     ------
            Net cash used in operating activities...........    (121.1)       2.6
                                                               -------     ------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of
      available-for-sale fixed maturities...................     139.4       60.3
    Proceeds from disposals of equity securities............     --          11.8
    Proceeds from disposals of other investments............       0.2      --
    Proceeds from mortgages matured or collected............      15.1        4.9
    Purchase of available-for-sale fixed maturities.........     (61.6)     (55.3)
    Purchase of equity securities...........................       0.0      (11.8)
    Purchase of other investments...........................     (12.6)      (1.7)
    Other investing activities, net.........................      (0.8)     --
                                                               -------     ------
        Net cash (used in) provided by investing
          activities........................................      79.7        8.2
                                                               -------     ------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net cash provided by financing activities...............     --         --
                                                               -------     ------
Net change in cash and cash equivalents.....................     (41.4)      10.8
Cash and cash equivalents, beginning of period..............     132.9      217.9
                                                               -------     ------
Cash and cash equivalents, end of period....................   $  91.5     $228.7
                                                               =======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC") which is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). As noted below, the consolidated accounts of AFLIAC include the accounts of certain wholly-owned non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries).

Prior to July 1, 1999, AFLIAC was a wholly-owned subsidiary of SMA Financial Corporation ("SMAFCO"), which was a wholly-owned subsidiary of FAFLIC. Effective July 1, 1999 and in connection with AFC's restructuring activities, SMAFCO was renamed Allmerica Asset Management , Inc. ("AAM") and contributed its ownership of AFLIAC to FAFLIC. AAM also contributed Allmerica Investments, Inc., Allmerica Investment Management Company, Inc., Allmerica Financial Investment Management Services, Inc., and Allmerica Financial Services Insurance Agency, Inc., to AFLIAC in exchange for one share of AFLIAC common stock. The equity of these four companies on July 1, 1999 was $11.8 million. For the three months ended March 31, 2000, the subsidiaries of AFLIAC had total revenue of $21.6 million and total benefits, losses and expenses of $15.7 million. All significant intercompany accounts and transactions have been eliminated.

In addition, effective November 1, 1999, the Company's consolidated financial statements include five wholly-owned insurance agencies. These agencies are Allmerica Investments Insurance Agency Inc. of Alabama, Allmerica Investments Insurance Agency of Florida Inc., Allmerica Investment Insurance Agency Inc. of Georgia, Allmerica Investment Insurance Agency Inc. of Kentucky, and Allmerica Investments Insurance Agency Inc. of Mississippi.

The statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. This statement is effective for fiscal years beginning after June 15, 2000. The Company is currently assessing the impact of adoption of Statement No. 133.

3.  SIGNIFICANT TRANSACTIONS

During 1999, AFLIAC's parent contributed $15.8 million of additional paid-in capital to the Company in the form of four subsidiaries as disclosed in Note 1 above and $4.0 million in cash. There were no capital contributions in the first quarter of 2000 and 1999.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.  FEDERAL INCOME TAXES

Federal income tax expense for the periods ended March 31, 2000 and 1999, has been computed using estimated effective tax rates. These rates are revised, if necessary, at the end of each successive interim period to reflect the current estimates of the annual effective tax rates.

5.  COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement. The court granted preliminary approval of the settlement on December 4, 1998. On May 19, 1999, the Court issued an order certifying the class for settlement purposes and granting final approval of the settlement agreement. AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 issue resulted from computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES
                           MARCH 31, 2000 (UNAUDITED)

                                                                                                           SELECT
                                                   INVESTMENT       MONEY       EQUITY     GOVERNMENT    AGGRESSIVE     SELECT
                                       GROWTH     GRADE INCOME     MARKET       INDEX         BOND         GROWTH       GROWTH
                                     ----------   -------------   ---------   ----------   -----------   ----------   -----------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................  $5,380,394    $27,182,462    $ 986,507   $3,818,065    $ 979,321    $1,668,004   $21,549,589
Investments in shares of Fidelity
  Variable Insurance
  Products Funds (VIP).............          --             --           --           --           --           --             --
Investment in shares of T. Rowe
  Price International
  Series, Inc......................          --             --           --           --           --           --             --
Investments in shares of Delaware
  Group Premium Fund...............          --             --           --           --           --           --             --
Investments in shares of INVESCO
  Variable Investment
  Funds, Inc. (VIF)................          --             --           --           --           --           --             --
Investment in shares of Morgan
  Stanley Universal
  Funds, Inc.......................          --             --           --           --           --           --             --
Receivable from Allmerica Financial
  Life Insurance and
  Annuity Company (Sponsor)........          --             --          150           --           --           --             --
                                     ----------    -----------    ---------   ----------    ---------    ----------   -----------
  Total assets.....................   5,380,394     27,182,462      986,657    3,818,065      979,321    1,668,004     21,549,589

LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity
  Company (Sponsor)................          29              9           --          212            3            5            254
                                     ----------    -----------    ---------   ----------    ---------    ----------   -----------
  Net assets.......................  $5,380,365    $27,182,453    $ 986,657   $3,817,853    $ 979,318    $1,667,999   $21,549,335
                                     ==========    ===========    =========   ==========    =========    ==========   ===========

Net asset distribution by category:
  Variable life policies...........  $5,380,365    $27,182,453    $ 986,657   $3,817,853    $ 979,318    $1,667,999   $21,549,335
                                     ==========    ===========    =========   ==========    =========    ==========   ===========

Units outstanding, March 31,
  2000.............................   1,839,538     19,854,730      763,909    1,232,718      747,599      587,715      6,163,989
Net asset value per unit,
  March 31, 2000...................  $ 2.924842    $  1.336906    $1.291590   $ 3.097106    $1.309949    $2.838126    $  3.496000

                                       SELECT        SELECT
                                       GROWTH         VALUE
                                     AND INCOME    OPPORTUNITY
                                     -----------   -----------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................  $1,529,265    $25,731,961
Investments in shares of Fidelity
  Variable Insurance
  Products Funds (VIP).............          --             --
Investment in shares of T. Rowe
  Price International
  Series, Inc......................          --             --
Investments in shares of Delaware
  Group Premium Fund...............          --             --
Investments in shares of INVESCO
  Variable Investment
  Funds, Inc. (VIF)................          --             --
Investment in shares of Morgan
  Stanley Universal
  Funds, Inc.......................          --             --
Receivable from Allmerica Financial
  Life Insurance and
  Annuity Company (Sponsor)........          --             --
                                     ----------    -----------
  Total assets.....................   1,529,265     25,731,961
LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity
  Company (Sponsor)................          --             76
                                     ----------    -----------
  Net assets.......................  $1,529,265    $25,731,885
                                     ==========    ===========
Net asset distribution by category:
  Variable life policies...........  $1,529,265    $25,731,885
                                     ==========    ===========
Units outstanding, March 31,
  2000.............................     606,546     13,496,253
Net asset value per unit,
  March 31, 2000...................  $ 2.521282    $  1.906598

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                           MARCH 31, 2000 (UNAUDITED)

                                        SELECT                         SELECT      SELECT      FIDELITY
                                     INTERNATIONAL   SELECT CAPITAL   EMERGING    STRATEGIC    VIP HIGH    FIDELITY VIP
                                        EQUITY        APPRECIATION     MARKETS     GROWTH       INCOME     EQUITY-INCOME
                                     -------------   --------------   ---------   ---------   ----------   -------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................   $6,779,951       $  792,969     $ 107,068   $  18,077   $       --     $      --
Investments in shares of Fidelity
  Variable Insurance
  Products Funds (VIP).............           --               --            --          --    1,178,709       511,654
Investment in shares of T. Rowe
  Price International
  Series, Inc......................           --               --            --          --           --            --
Investments in shares of Delaware
  Group Premium Fund...............           --               --            --          --           --            --
Investments in shares of INVESCO
  Variable Investment
  Funds, Inc. (VIF)................           --               --            --          --           --            --
Investment in shares of Morgan
  Stanley Universal
  Funds, Inc.......................           --               --            --          --           --            --
Receivable from Allmerica Financial
  Life Insurance and
  Annuity Company (Sponsor)........           --               --            --          --           --             2
                                      ----------       ----------     ---------   ---------   ----------     ---------
  Total assets.....................    6,779,951          792,969       107,068      18,077    1,178,709       511,656

LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity
  Company (Sponsor)................            2               --             3          --           --            --
                                      ----------       ----------     ---------   ---------   ----------     ---------
  Net assets.......................   $6,779,949       $  792,969     $ 107,065   $  18,077   $1,178,709     $ 511,656
                                      ==========       ==========     =========   =========   ==========     =========

Net asset distribution by category:
  Variable life policies...........   $6,779,949       $  792,969     $ 107,065   $  18,077   $1,178,709     $ 511,656
                                      ==========       ==========     =========   =========   ==========     =========

Units outstanding, March 31,
  2000.............................    3,028,928          290,852        62,519      15,085      795,808       251,817
Net asset value per unit,
  March 31, 2000...................   $ 2.238401       $ 2.726372     $1.712560   $1.198349   $ 1.481146     $2.031856

                                      FIDELITY    FIDELITY      FIDELITY
                                        VIP          VIP      VIP II ASSET
                                       GROWTH     OVERSEAS      MANAGER
                                     ----------   ---------   ------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................  $       --   $      --    $       --
Investments in shares of Fidelity
  Variable Insurance
  Products Funds (VIP).............   2,677,283     147,918     1,040,678
Investment in shares of T. Rowe
  Price International
  Series, Inc......................          --          --            --
Investments in shares of Delaware
  Group Premium Fund...............          --          --            --
Investments in shares of INVESCO
  Variable Investment
  Funds, Inc. (VIF)................          --          --            --
Investment in shares of Morgan
  Stanley Universal
  Funds, Inc.......................          --          --            --
Receivable from Allmerica Financial
  Life Insurance and
  Annuity Company (Sponsor)........          --          --            --
                                     ----------   ---------    ----------
  Total assets.....................   2,677,283     147,918     1,040,678
LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity
  Company (Sponsor)................           5          --             5
                                     ----------   ---------    ----------
  Net assets.......................  $2,677,278   $ 147,918    $1,040,673
                                     ==========   =========    ==========
Net asset distribution by category:
  Variable life policies...........  $2,677,278   $ 147,918    $1,040,673
                                     ==========   =========    ==========
Units outstanding, March 31,
  2000.............................     728,327      67,526       512,930
Net asset value per unit,
  March 31, 2000...................  $ 3.675933   $2.190539    $ 2.028883

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                           MARCH 31, 2000 (UNAUDITED)

                                                       T. ROWE PRICE     DGPF                         DGPF          DGPF
                                     FIDELITY VIP II   INTERNATIONAL   GROWTH &        DGPF          CAPITAL        CASH
                                        INDEX 500          STOCK       INCOME(A)   DELCHESTER(A)   RESERVES(A)   RESERVES(A)
                                     ---------------   -------------   ---------   -------------   -----------   -----------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................    $        --       $      --     $     --      $      --      $      --     $      --
Investments in shares of Fidelity
  Variable Insurance
  Products Funds (VIP).............     55,075,757              --           --             --             --            --
Investment in shares of T. Rowe
  Price International
  Series, Inc......................             --         764,288           --             --             --            --
Investments in shares of Delaware
  Group Premium Fund...............             --              --           --             --             --            --
Investments in shares of INVESCO
  Variable Investment
  Funds, Inc. (VIF)................             --              --           --             --             --            --
Investment in shares of Morgan
  Stanley Universal
  Funds, Inc.......................             --              --           --             --             --            --
Receivable from Allmerica Financial
  Life Insurance and
  Annuity Company (Sponsor)........             --              --           --             --             --            --
                                       -----------       ---------     ---------     ---------      ---------     ---------
  Total assets.....................     55,075,757         764,288           --             --             --            --

LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity
  Company (Sponsor)................            123               6           --             --             --            --
                                       -----------       ---------     ---------     ---------      ---------     ---------
  Net assets.......................    $55,075,634       $ 764,282     $     --      $      --      $      --     $      --
                                       ===========       =========     =========     =========      =========     =========

Net asset distribution by category:
  Variable life policies...........    $55,075,634       $ 764,282     $     --      $      --      $      --     $      --
                                       ===========       =========     =========     =========      =========     =========

Units outstanding, March 31,
  2000.............................     46,834,495         430,170           --             --             --            --
Net asset value per unit,
  March 31, 2000...................    $  1.175965       $1.776691     $1.000000     $1.000000      $1.000000     $1.000000

                                                    DGPF           DGPF
                                       DGPF       DELAWARE     INTERNATIONAL
                                      DELCAP      BALANCED        EQUITY
                                     ---------   -----------   -------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust.................  $     --     $      --     $        --
Investments in shares of Fidelity
  Variable Insurance
  Products Funds (VIP).............        --            --              --
Investment in shares of T. Rowe
  Price International
  Series, Inc......................        --            --              --
Investments in shares of Delaware
  Group Premium Fund...............       200            34      41,969,321
Investments in shares of INVESCO
  Variable Investment
  Funds, Inc. (VIF)................        --            --              --
Investment in shares of Morgan
  Stanley Universal
  Funds, Inc.......................        --            --              --
Receivable from Allmerica Financial
  Life Insurance and
  Annuity Company (Sponsor)........        --            --              --
                                     ---------    ---------     -----------
  Total assets.....................       200            34      41,969,321
LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity
  Company (Sponsor)................        --            --               3
                                     ---------    ---------     -----------
  Net assets.......................  $    200     $      34     $41,969,318
                                     =========    =========     ===========
Net asset distribution by category:
  Variable life policies...........  $    200     $      34     $41,969,318
                                     =========    =========     ===========
Units outstanding, March 31,
  2000.............................       214            33      29,813,810
Net asset value per unit,
  March 31, 2000...................  $0.934700    $1.051969     $  1.407707

(a) For the quarter ending March 31, 2000, there were no transactions.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                           MARCH 31, 2000 (UNAUDITED)

                                                       DGPF                    DGPF                     DGPF
                                                    SMALL CAP      DGPF      STRATEGIC     DGPF       EMERGING    DGPF SOCIAL
                                                      VALUE        TREND     INCOME(A)     DEVON      MARKETS     AWARENESS(A)
                                                    ----------   ---------   ---------   ---------   ----------   ------------
ASSETS:
Investments in shares of Allmerica Investment
  Trust...........................................  $      --    $      --   $     --    $      --   $      --     $      --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)..................         --           --         --           --          --            --
Investment in shares of T. Rowe Price
  International Series, Inc.......................         --           --         --           --          --            --
Investments in shares of Delaware Group Premium
  Fund............................................         24          259         --           74          89            --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)....................         --           --         --           --          --            --
Investment in shares of Morgan Stanley Universal
  Funds, Inc......................................         --           --         --           --          --            --
Receivable from Allmerica Financial Life Insurance
  and Annuity Company (Sponsor)...................         --           --         --           --          --            --
                                                    ---------    ---------   ---------   ---------   ---------     ---------
  Total assets....................................         24          259         --           74          89            --

LIABILITIES:
Payable to Allmerica Financial Life Insurance and
  Annuity Company (Sponsor).......................         --           --         --           --          --            --
                                                    ---------    ---------   ---------   ---------   ---------     ---------
  Net assets......................................  $      24    $     259   $     --    $      74   $      89     $      --
                                                    =========    =========   =========   =========   =========     =========

Net asset distribution by category:
  Variable life policies..........................  $      24    $     259   $     --    $      74   $      89     $      --
                                                    =========    =========   =========   =========   =========     =========

Units outstanding, March 31, 2000.................         22          276         --           66          92            --
Net asset value per unit, March 31, 2000..........  $1.103068    $0.937678   $1.000000   $1.110354   $0.963705     $1.000000

                                                                   DGPF                       INVESCO      INVESCO
                                                      DGPF      AGGRESSIVE     DGPF U.S      VIF EQUITY   VIF TOTAL
                                                     REIT(A)      GROWTH       GROWTH(A)       INCOME       RETURN
                                                    ---------   ----------   -------------   ----------   ----------
ASSETS:
Investments in shares of Allmerica Investment
  Trust...........................................  $      --   $      --      $      --     $      --    $      --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)..................         --          --             --            --           --
Investment in shares of T. Rowe Price
  International Series, Inc.......................         --          --             --            --           --
Investments in shares of Delaware Group Premium
  Fund............................................         --         352             --            --           --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)....................         --          --             --         8,382        2,012
Investment in shares of Morgan Stanley Universal
  Funds, Inc......................................         --          --             --            --           --
Receivable from Allmerica Financial Life Insurance
  and Annuity Company (Sponsor)...................         --          --             --            --           --
                                                    ---------   ---------      ---------     ---------    ---------
  Total assets....................................         --         352             --         8,382        2,012
LIABILITIES:
Payable to Allmerica Financial Life Insurance and
  Annuity Company (Sponsor).......................         --          --             --            --           --
                                                    ---------   ---------      ---------     ---------    ---------
  Net assets......................................  $      --   $     352      $      --     $   8,382    $   2,012
                                                    =========   =========      =========     =========    =========
Net asset distribution by category:
  Variable life policies..........................  $      --   $     352      $      --     $   8,382    $   2,012
                                                    =========   =========      =========     =========    =========
Units outstanding, March 31, 2000.................         --         371             --         4,369        1,489
Net asset value per unit, March 31, 2000..........  $1.000000   $0.949151      $1.000000     $1.918648    $1.351095


                                                    MORGAN STANLEY
                                                     FIXED INCOME
                                                    --------------
ASSETS:
Investments in shares of Allmerica Investment
  Trust...........................................   $        --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)..................            --
Investment in shares of T. Rowe Price
  International Series, Inc.......................            --
Investments in shares of Delaware Group Premium
  Fund............................................            --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)....................            --
Investment in shares of Morgan Stanley Universal
  Funds, Inc......................................    30,233,239
Receivable from Allmerica Financial Life Insurance
  and Annuity Company (Sponsor)...................            12
                                                     -----------
  Total assets....................................    30,233,251
LIABILITIES:
Payable to Allmerica Financial Life Insurance and
  Annuity Company (Sponsor).......................            --
                                                     -----------
  Net assets......................................   $30,233,251
                                                     ===========
Net asset distribution by category:
  Variable life policies..........................   $30,233,251
                                                     ===========
Units outstanding, March 31, 2000.................    27,952,244
Net asset value per unit, March 31, 2000..........   $  1.081599

(a) For the quarter ending March 31, 2000, there were no transactions.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                            STATEMENTS OF OPERATIONS

                                                               GROWTH                            INVESTMENT GRADE INCOME
                                               ---------------------------------------   ---------------------------------------
                                                 FOR THE                                   FOR THE
                                                 QUARTER        FOR THE YEAR ENDED         QUARTER        FOR THE YEAR ENDED
                                                  ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                                MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                  2000          1999          1998          2000          1999          1998
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends..................................   $  5,121      $ 23,481      $ 24,155      $432,616     $1,343,154     $882,578

EXPENSES:
  Mortality and expense risk fees............        925         5,592        12,008        32,638        117,498       92,564
                                                --------      --------      --------      --------     -----------    --------
    Net investment income (loss).............      4,196        17,889        12,147       399,978      1,225,656      790,014
                                                --------      --------      --------      --------     -----------    --------

REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................         --       286,696        21,129            --         18,099           --
  Net realized gain (loss) from sales of
    investments..............................      9,204        47,530        (4,698)       (7,858)       (42,607)      20,005
                                                --------      --------      --------      --------     -----------    --------
    Net realized gain (loss).................      9,204       334,226        16,431        (7,858)       (24,508)      20,005
  Net unrealized gain (loss).................    285,504       456,438       330,418        73,665     (1,572,308)     166,355
                                                --------      --------      --------      --------     -----------    --------

    Net realized and unrealized gain
      (loss).................................    294,708       790,664       346,849        65,807     (1,596,816)     186,360
                                                --------      --------      --------      --------     -----------    --------
    Net increase (decrease) in net assets
      from operations........................   $298,904      $808,553      $358,996      $465,785     $ (371,160)    $976,374
                                                ========      ========      ========      ========     ===========    ========

                                                            MONEY MARKET                              EQUITY INDEX
                                               ---------------------------------------   ---------------------------------------
                                                 FOR THE                                   FOR THE
                                                 QUARTER        FOR THE YEAR ENDED         QUARTER        FOR THE YEAR ENDED
                                                  ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                                MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                  2000          1999          1998          2000          1999          1998
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends..................................    $53,361       $63,607      $222,239      $  9,160     $  130,745    $  340,554
EXPENSES:
  Mortality and expense risk fees............      7,285         7,616        21,736         3,681         97,822       122,802
                                                 -------       -------      --------      --------     ----------    ----------
    Net investment income (loss).............     46,076        55,991       200,503         5,479         32,923       217,752
                                                 -------       -------      --------      --------     ----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................         --            --            --            --          3,576     1,091,932
  Net realized gain (loss) from sales of
    investments..............................         --            --            --        16,398     11,658,579       313,038
                                                 -------       -------      --------      --------     ----------    ----------
    Net realized gain (loss).................         --            --            --        16,398     11,662,155     1,404,970
  Net unrealized gain (loss).................         --            --            --       125,441     (7,166,459)    5,974,791
                                                 -------       -------      --------      --------     ----------    ----------
    Net realized and unrealized gain
      (loss).................................         --            --            --       141,839      4,495,696     7,379,761
                                                 -------       -------      --------      --------     ----------    ----------
    Net increase (decrease) in net assets
      from operations........................    $46,076       $55,991      $200,503      $147,318     $4,528,619    $7,597,513
                                                 =======       =======      ========      ========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                           GOVERNMENT BOND                      SELECT AGGRESSIVE GROWTH
                                               ---------------------------------------   ---------------------------------------
                                                 FOR THE                                   FOR THE
                                                 QUARTER        FOR THE YEAR ENDED         QUARTER        FOR THE YEAR ENDED
                                                  ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                                MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                  2000          1999          1998          2000          1999          1998
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends..................................    $14,436       $1,412        $  911        $    --      $     --       $    --

EXPENSES:
  Mortality and expense risk fees............         22           78           103          2,080         5,695         3,950
                                                 -------       ------        ------        -------      --------       -------
    Net investment income (loss).............     14,414        1,334           808         (2,080)       (5,695)       (3,950)
                                                 -------       ------        ------        -------      --------       -------

REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................         --           --            --             --            --            --
  Net realized gain (loss) from sales of
    investments..............................        416         (153)          926         12,259        16,919        (3,058)
                                                 -------       ------        ------        -------      --------       -------
    Net realized gain (loss).................        416         (153)          926         12,259        16,919        (3,058)
  Net unrealized gain (loss).................     (4,945)        (596)           83         56,025       356,020        42,784
                                                 -------       ------        ------        -------      --------       -------

    Net realized and unrealized gain
      (loss).................................     (4,529)        (749)        1,009         68,284       372,939        39,726
                                                 -------       ------        ------        -------      --------       -------
    Net increase (decrease) in net assets
      from operations........................    $ 9,885       $  585        $1,817        $66,204      $367,244       $35,776
                                                 =======       ======        ======        =======      ========       =======

                                                            SELECT GROWTH                       SELECT GROWTH AND INCOME
                                               ---------------------------------------   ---------------------------------------
                                                 FOR THE                                   FOR THE
                                                 QUARTER        FOR THE YEAR ENDED         QUARTER        FOR THE YEAR ENDED
                                                  ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                                MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                  2000          1999          1998          2000          1999          1998
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends..................................   $     --     $    8,328    $    7,079      $ 3,328       $ 3,501       $ 2,753
EXPENSES:
  Mortality and expense risk fees............     26,301         83,487        58,229          877         1,862         1,576
                                                --------     ----------    ----------      -------       -------       -------
    Net investment income (loss).............    (26,301)       (75,159)      (51,150)       2,451         1,639         1,177
                                                --------     ----------    ----------      -------       -------       -------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................         --        529,243        93,491           --        23,247           922
  Net realized gain (loss) from sales of
    investments..............................     57,629        518,323       576,009        1,792         1,849         1,778
                                                --------     ----------    ----------      -------       -------       -------
    Net realized gain (loss).................     57,629      1,047,566       669,500        1,792        25,096         2,700
  Net unrealized gain (loss).................    639,559      3,239,541     2,339,939       87,092        22,927        25,056
                                                --------     ----------    ----------      -------       -------       -------
    Net realized and unrealized gain
      (loss).................................    697,188      4,287,107     3,009,439       88,884        48,023        27,756
                                                --------     ----------    ----------      -------       -------       -------
    Net increase (decrease) in net assets
      from operations........................   $670,887     $4,211,948    $2,958,289      $91,335       $49,662       $28,933
                                                ========     ==========    ==========      =======       =======       =======

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                      SELECT VALUE OPPORTUNITY                 SELECT INTERNATIONAL EQUITY
                                               ---------------------------------------   ---------------------------------------
                                                 FOR THE                                   FOR THE
                                                 QUARTER        FOR THE YEAR ENDED         QUARTER        FOR THE YEAR ENDED
                                                  ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                                MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                  2000          1999          1998          2000          1999          1998
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends..................................  $       --    $      118      $ 5,317       $    --     $       --    $  117,829

EXPENSES:
  Mortality and expense risk fees............      28,100        64,483        2,543         8,376         42,211        53,990
                                               ----------    -----------     -------       -------     ----------    ----------
    Net investment income (loss).............     (28,100)      (64,365)       2,774        (8,376)       (42,211)       63,839
                                               ----------    -----------     -------       -------     ----------    ----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................          --     1,173,968        1,651            --             --            --
  Net realized gain (loss) from sales of
    investments..............................     (23,176)      (58,716)      (3,746)       15,617        803,256        77,352
                                               ----------    -----------     -------       -------     ----------    ----------
    Net realized gain (loss).................     (23,176)    1,115,252       (2,095)       15,617        803,256        77,352
  Net unrealized gain (loss).................   2,007,548    (2,332,303)      16,497        70,623        900,525     1,085,145
                                               ----------    -----------     -------       -------     ----------    ----------

    Net realized and unrealized gain
      (loss).................................   1,984,372    (1,217,051)      14,402        86,240      1,703,781     1,162,497
                                               ----------    -----------     -------       -------     ----------    ----------
    Net increase (decrease) in net assets
      from operations........................  $1,956,272    $(1,281,416)    $17,176       $77,864     $1,661,570    $1,226,336
                                               ==========    ===========     =======       =======     ==========    ==========

                                                     SELECT CAPITAL APPRECIATION                 SELECT EMERGING MARKETS
                                               ---------------------------------------   ---------------------------------------
                                                 FOR THE                                   FOR THE
                                                 QUARTER        FOR THE YEAR ENDED         QUARTER        FOR THE YEAR ENDED
                                                  ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                                MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                  2000          1999          1998          2000          1999          1998
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends..................................    $    --       $    --      $     --        $ --         $  100      $        --
EXPENSES:
  Mortality and expense risk fees............        693         1,681           914          54             40               --
                                                 -------       -------      --------        ----         ------      -----------
    Net investment income (loss).............       (693)       (1,681)         (914)        (54)            60               --
                                                 -------       -------      --------        ----         ------      -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................         --           412        37,550          --             --               --
  Net realized gain (loss) from sales of
    investments..............................      2,429            28          (803)        735             21               --
                                                 -------       -------      --------        ----         ------      -----------
    Net realized gain (loss).................      2,429           440        36,747         735             21               --
  Net unrealized gain (loss).................     74,668        74,213       (13,375)         73          5,716               --
                                                 -------       -------      --------        ----         ------      -----------
    Net realized and unrealized gain
      (loss).................................     77,097        74,653        23,372         808          5,737               --
                                                 -------       -------      --------        ----         ------      -----------
    Net increase (decrease) in net assets
      from operations........................    $76,404       $72,972      $ 22,458        $754         $5,797      $        --
                                                 =======       =======      ========        ====         ======      ===========

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                     SELECT STRATEGIC GROWTH           FIDELITY VIP HIGH INCOME
                                                    -------------------------   ---------------------------------------
                                                      FOR THE                     FOR THE
                                                      QUARTER       FOR THE       QUARTER        FOR THE YEAR ENDED
                                                       ENDED        PERIOD         ENDED            DECEMBER 31,
                                                     MARCH 31,    3/5/99* TO     MARCH 31,    -------------------------
                                                       2000        12/31/99        2000          1999          1998
                                                    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                    -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends.......................................     $ --          $ 40        $ 18,351       $ 8,271       $ 3,501

EXPENSES:
  Mortality and expense risk fees.................       21            20             352           783           354
                                                       ----          ----        --------       -------       -------
    Net investment income (loss)..................      (21)           20          17,999         7,488         3,147
                                                       ----          ----        --------       -------       -------

REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors......................................       --            --              --           309         2,225
  Net realized gain (loss) from sales of
    investments...................................      119           (17)         (1,584)       (2,862)         (683)
                                                       ----          ----        --------       -------       -------
    Net realized gain (loss)......................      119           (17)         (1,584)       (2,553)        1,542
  Net unrealized gain (loss)......................      284           918         (51,656)        2,236        (8,346)
                                                       ----          ----        --------       -------       -------

    Net realized and unrealized gain (loss).......      403           901         (53,240)         (317)       (6,804)
                                                       ----          ----        --------       -------       -------
    Net increase (decrease) in net assets from
      operations..................................     $382          $921        $(35,241)      $ 7,171       $(3,657)
                                                       ====          ====        ========       =======       =======

                                                          FIDELITY VIP EQUITY-INCOME
                                                    ---------------------------------------
                                                      FOR THE
                                                      QUARTER        FOR THE YEAR ENDED
                                                       ENDED            DECEMBER 31,
                                                     MARCH 31,    -------------------------
                                                       2000          1999          1998
                                                    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                    -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends.......................................   $  6,947       $2,402        $   898
EXPENSES:
  Mortality and expense risk fees.................        560        1,479            569
                                                     --------       ------        -------
    Net investment income (loss)..................      6,387          923            329
                                                     --------       ------        -------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors......................................     26,171        5,309          3,197
  Net realized gain (loss) from sales of
    investments...................................        (86)       3,125            802
                                                     --------       ------        -------
    Net realized gain (loss)......................     26,085        8,434          3,999
  Net unrealized gain (loss)......................    (34,157)        (277)         5,752
                                                     --------       ------        -------
    Net realized and unrealized gain (loss).......     (8,072)       8,157          9,751
                                                     --------       ------        -------
    Net increase (decrease) in net assets from
      operations..................................   $ (1,685)      $9,080        $10,080
                                                     ========       ======        =======

                                                              FIDELITY VIP GROWTH
                                                    ---------------------------------------
                                                      FOR THE
                                                      QUARTER        FOR THE YEAR ENDED
                                                       ENDED            DECEMBER 31,
                                                     MARCH 31,    -------------------------
                                                       2000          1999          1998
                                                    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                    -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends.......................................   $  2,189      $  2,233      $  1,819
EXPENSES:
  Mortality and expense risk fees.................      3,115         6,781         2,312
                                                     --------      --------      --------
    Net investment income (loss)..................       (926)       (4,548)         (493)
                                                     --------      --------      --------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors......................................    217,791       140,400        47,583
  Net realized gain (loss) from sales of
    investments...................................     17,271       114,230        37,911
                                                     --------      --------      --------
    Net realized gain (loss)......................    235,062       254,630        85,494
  Net unrealized gain (loss)......................    (27,031)      242,219       115,549
                                                     --------      --------      --------
    Net realized and unrealized gain (loss).......    208,031       496,849       201,043
                                                     --------      --------      --------
    Net increase (decrease) in net assets from
      operations..................................   $207,105      $492,301      $200,550
                                                     ========      ========      ========

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                 FIDELITY VIP OVERSEAS                    FIDELITY VIP II ASSET MANAGER
                                       -----------------------------------------    -----------------------------------------
                                         FOR THE                                      FOR THE
                                         QUARTER          FOR THE YEAR ENDED          QUARTER          FOR THE YEAR ENDED
                                          ENDED              DECEMBER 31,              ENDED              DECEMBER 31,
                                        MARCH 31,     --------------------------     MARCH 31,     --------------------------
                                          2000           1999           1998           2000           1999           1998
                                       (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                       -----------    -----------    -----------    -----------    -----------    -----------
INVESTMENT INCOME:
  Dividends........................     $  1,606        $ 1,054        $1,056        $ 29,783        $20,569        $11,971

EXPENSES:
  Mortality and expense risk
    fees...........................          180            502           338             261          1,247          2,662
                                        --------        -------        ------        --------        -------        -------
    Net investment income (loss)...        1,426            552           718          29,522         19,322          9,309
                                        --------        -------        ------        --------        -------        -------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio
    sponsors.......................       10,112          1,699         3,112          70,166         26,054         35,913
  Net realized gain (loss) from
    sales of
    investments....................        5,077          1,721           165             753          1,785          5,268
                                        --------        -------        ------        --------        -------        -------
    Net realized gain (loss).......       15,189          3,420         3,277          70,919         27,839         41,181
  Net unrealized gain (loss).......      (15,604)        30,111         1,086         (76,713)        12,862         15,917
                                        --------        -------        ------        --------        -------        -------

    Net realized and unrealized
      gain (loss)..................         (415)        33,531         4,363          (5,794)        40,701         57,098
                                        --------        -------        ------        --------        -------        -------
    Net increase (decrease) in net
      assets from operations.......     $  1,011        $34,083        $5,081        $ 23,728        $60,023        $66,407
                                        ========        =======        ======        ========        =======        =======

                                     FIDELITY VIP II INDEX 500
                                     --------------------------
                                       FOR THE
                                       QUARTER        FOR THE
                                        ENDED         PERIOD
                                      MARCH 31,     5/4/99* TO
                                        2000         12/31/99
                                     (UNAUDITED)    (UNAUDITED)
                                     -----------    -----------
INVESTMENT INCOME:
  Dividends........................  $  526,695     $       --
EXPENSES:
  Mortality and expense risk
    fees...........................      44,826         56,677
                                     ----------     ----------
    Net investment income (loss)...     481,869        (56,677)
                                     ----------     ----------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio
    sponsors.......................     230,232             --
  Net realized gain (loss) from
    sales of
    investments....................      15,526          1,274
                                     ----------     ----------
    Net realized gain (loss).......     245,758          1,274
  Net unrealized gain (loss).......     483,907      4,566,606
                                     ----------     ----------
    Net realized and unrealized
      gain (loss)..................     729,665      4,567,880
                                     ----------     ----------
    Net increase (decrease) in net
      assets from operations.......  $1,211,534     $4,511,203
                                     ==========     ==========

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                         T. ROWE PRICE INTERNATIONAL STOCK                       DGPF
                                      ---------------------------------------      DGPF        DELAWARE
                                        FOR THE                                   DELCAP       BALANCED
                                        QUARTER        FOR THE YEAR ENDED         FOR THE       FOR THE
                                         ENDED            DECEMBER 31,            PERIOD        PERIOD
                                       MARCH 31,    -------------------------   3/8/00* TO    3/8/00* TO
                                         2000          1999          1998         3/31/00       3/31/00
                                      (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                      -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends........................     $    --      $  2,334       $ 4,272        $ --          $  1

EXPENSES:
  Mortality and expense risk
    fees...........................         934         2,485         1,337          --            --
                                        -------      --------       -------        ----          ----
    Net investment income (loss)...        (934)         (151)        2,935          --             1
                                        -------      --------       -------        ----          ----

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio
    sponsors.......................          --         7,335         1,508          14             2
  Net realized gain (loss) from
    sales of
    investments....................       4,320         1,538           318          --            --
                                        -------      --------       -------        ----          ----
    Net realized gain (loss).......       4,320         8,873         1,826          14             2
  Net unrealized gain (loss).......      (2,408)      144,131        23,676         (30)           (1)
                                        -------      --------       -------        ----          ----

    Net realized and unrealized
      gain (loss)..................       1,912       153,004        25,502         (16)            1
                                        -------      --------       -------        ----          ----
    Net increase (decrease) in net
      assets from
      operations...................     $   978      $152,853       $28,437        $(16)         $  2
                                        =======      ========       =======        ====          ====

                                            DGPF INTERNATIONAL EQUITY             DGPF
                                     ---------------------------------------    SMALL CAP
                                       FOR THE                                    VALUE         DGPF
                                       QUARTER        FOR THE YEAR ENDED         FOR THE      TREND FOR
                                        ENDED            DECEMBER 31,            PERIOD      THE PERIOD
                                      MARCH 31,    -------------------------   3/8/00* TO    3/8/00* TO
                                        2000          1999          1998         3/31/00       3/31/00
                                     (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                     -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends........................  $  965,713    $  183,862     $ 11,680        $ --          $ --
EXPENSES:
  Mortality and expense risk
    fees...........................      37,574        50,747       16,877          --            --
                                     -----------   ----------     --------        ----          ----
    Net investment income (loss)...     928,139       133,115       (5,197)         --            --
                                     -----------   ----------     --------        ----          ----
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from
    portfolio
    sponsors.......................     791,646        13,428           --          --             8
  Net realized gain (loss) from
    sales of
    investments....................       9,383        20,862        7,893          --            --
                                     -----------   ----------     --------        ----          ----
    Net realized gain (loss).......     801,029        34,290        7,893          --             8
  Net unrealized gain (loss).......  (4,237,226)    2,827,542      442,761           2           (28)
                                     -----------   ----------     --------        ----          ----
    Net realized and unrealized
      gain (loss)..................  (3,436,197)    2,861,832      450,654           2           (20)
                                     -----------   ----------     --------        ----          ----
    Net increase (decrease) in net
      assets from
      operations...................  $(2,508,058)  $2,994,947     $445,457        $  2          $(20)
                                     ===========   ==========     ========        ====          ====

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                              DGPF                            INVESCO VIF EQUITY INCOME
                                                DGPF        EMERGING        DGPF       ---------------------------------------
                                                DEVON        MARKETS     AGGRESSIVE      FOR THE
                                               FOR THE       FOR THE     GROWTH FOR      QUARTER        FOR THE YEAR ENDED
                                               PERIOD        PERIOD      THE PERIOD       ENDED            DECEMBER 31,
                                             3/8/00* TO    3/8/00* TO    3/8/00* TO     MARCH 31,    -------------------------
                                               3/31/00       3/31/00       3/31/00        2000          1999          1998
                                             (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                             -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME:
  Dividends................................  $     --          $ 2          $ --          $  --        $  123        $  150

EXPENSES:
  Mortality and expense risk fees..........        --           --            --              8            39            38
                                             -----------       ---          ----          -----        ------        ------
    Net investment income (loss)...........        --            2            --             (8)           84           112
                                             -----------       ---          ----          -----        ------        ------

REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from
    portfolio
    sponsors...............................        --           --             3             --            55           311
  Net realized gain (loss) from sales of
    investments............................        --           --            --            421           234           401
                                             -----------       ---          ----          -----        ------        ------
    Net realized gain (loss)...............        --           --             3            421           289           712
  Net unrealized gain (loss)...............         3           (5)          (26)          (169)          947           312
                                             -----------       ---          ----          -----        ------        ------

    Net realized and unrealized gain
      (loss)...............................         3           (5)          (23)           252         1,236         1,024
                                             -----------       ---          ----          -----        ------        ------
    Net increase (decrease) in net assets
      from
      operations...........................  $      3          $(3)         $(23)         $ 244        $1,320        $1,136
                                             ===========       ===          ====          =====        ======        ======

                                                                                          MORGAN STANLEY FIXED
                                                    INVESCO VIF TOTAL RETURN                     INCOME
                                             ---------------------------------------   ---------------------------
                                               FOR THE                                   FOR THE
                                               QUARTER        FOR THE YEAR ENDED         QUARTER     FOR THE YEAR      FOR THE
                                                ENDED            DECEMBER 31,             ENDED          ENDED         PERIOD
                                              MARCH 31,    -------------------------    MARCH 31,    DECEMBER 31,    2/17/98* TO
                                                2000          1999          1998          2000           1999         12/31/98
                                             (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                             -----------   -----------   -----------   -----------   -------------   -----------
INVESTMENT INCOME:
  Dividends................................    $    --       $   642       $1,276       $     --      $ 1,356,031     $ 648,460
EXPENSES:
  Mortality and expense risk fees..........         10           149          257         26,136           78,341        35,898
                                               -------       -------       ------       --------      -----------     ---------
    Net investment income (loss)...........        (10)          493        1,019        (26,136)       1,277,690       612,562
                                               -------       -------       ------       --------      -----------     ---------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain distributions from
    portfolio
    sponsors...............................         --           107        1,325             --            3,424       256,451
  Net realized gain (loss) from sales of
    investments............................        849         4,008          553         (9,398)         (11,666)        8,635
                                               -------       -------       ------       --------      -----------     ---------
    Net realized gain (loss)...............        849         4,115        1,878         (9,398)          (8,242)      265,086
  Net unrealized gain (loss)...............     (1,483)       (5,835)       2,122        483,292       (1,680,097)     (179,067)
                                               -------       -------       ------       --------      -----------     ---------
    Net realized and unrealized gain
      (loss)...............................       (634)       (1,720)       4,000        473,894       (1,688,339)       86,019
                                               -------       -------       ------       --------      -----------     ---------
    Net increase (decrease) in net assets
      from
      operations...........................    $  (644)      $(1,227)      $5,019       $447,758      $  (410,649)    $ 698,581
                                               =======       =======       ======       ========      ===========     =========

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                              GROWTH                            INVESTMENT GRADE INCOME
                                              ---------------------------------------   ---------------------------------------
                                                QUARTER            YEAR ENDED             QUARTER            YEAR ENDED
                                                 ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                               MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                 2000          1999          1998          2000          1999          1998
                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                              -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............  $    4,196    $   17,889    $   12,147    $  399,978    $1,225,656    $  790,014
    Net realized gain (loss)................       9,204       334,226        16,431        (7,858)      (24,508)       20,005
    Net unrealized gain (loss)..............     285,504       456,438       330,418        73,665    (1,572,308)      166,355
                                              ----------    ----------    ----------    -----------   -----------   -----------
    Net increase (decrease) in net assets
      from operations.......................     298,904       808,553       358,996       465,785      (371,160)      976,374
                                              ----------    ----------    ----------    -----------   -----------   -----------

  FROM POLICY TRANSACTIONS:
    Net premiums............................      49,128       873,749       675,094     1,573,403     8,011,892     2,981,137
    Terminations............................      (5,573)     (337,479)      (48,810)           --       (13,958)      (53,707)
    Insurance and other charges.............      (5,207)      (13,900)       (7,692)     (189,718)     (633,839)     (451,085)
    Transfers between sub-accounts
      (including fixed account), net........     376,038       540,030       (72,668)      880,190     2,113,615     2,055,119
    Other transfers from (to) the General
      Account...............................      (1,417)      116,813           492            21        (6,858)          892
    Net increase (decrease) in investment by
      Sponsor...............................          --            --            --            --            --          (265)
                                              ----------    ----------    ----------    -----------   -----------   -----------
    Net increase (decrease) in net assets
      from policy transactions..............     412,969     1,179,213       546,416     2,263,896     9,470,852     4,532,091
                                              ----------    ----------    ----------    -----------   -----------   -----------
    Net increase (decrease) in net assets...     711,873     1,987,766       905,412     2,729,681     9,099,692     5,508,465

NET ASSETS:
  Beginning of period.......................   4,668,492     2,680,726     1,775,314    24,452,772    15,353,080     9,844,615
                                              ----------    ----------    ----------    -----------   -----------   -----------
  End of period.............................  $5,380,365    $4,668,492    $2,680,726    $27,182,453   $24,452,772   $15,353,080
                                              ==========    ==========    ==========    ===========   ===========   ===========

                                                            MONEY MARKET                               EQUITY INDEX
                                              ----------------------------------------   ----------------------------------------
                                                QUARTER             YEAR ENDED             QUARTER             YEAR ENDED
                                                 ENDED             DECEMBER 31,             ENDED             DECEMBER 31,
                                               MARCH 31,    --------------------------    MARCH 31,    --------------------------
                                                 2000          1999           1998          2000           1999          1998
                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                                              -----------   -----------   ------------   -----------   ------------   -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............  $   46,076    $   55,991    $    200,503   $    5,479    $     32,923   $   217,752
    Net realized gain (loss)................          --            --              --       16,398      11,662,155     1,404,970
    Net unrealized gain (loss)..............          --            --              --      125,441      (7,166,459)    5,974,791
                                              -----------   ----------    ------------   ----------    ------------   -----------
    Net increase (decrease) in net assets
      from operations.......................      46,076        55,991         200,503      147,318       4,528,619     7,597,513
                                              -----------   ----------    ------------   ----------    ------------   -----------
  FROM POLICY TRANSACTIONS:
    Net premiums............................   3,526,160     6,325,820       1,928,083      321,127       2,363,320    17,533,507
    Terminations............................      (3,487)      (69,826)        (47,901)     (14,685)       (172,583)      (86,149)
    Insurance and other charges.............    (201,319)     (709,087)       (830,359)     (23,966)       (587,637)     (998,917)
    Transfers between sub-accounts
      (including fixed account), net........  (7,825,781)     (391,608)    (29,510,393)     927,901     (49,801,441)   13,535,625
    Other transfers from (to) the General
      Account...............................       4,728       (10,636)           (771)       1,590          (2,377)        5,188
    Net increase (decrease) in investment by
      Sponsor...............................          --            --              --           --              --            --
                                              -----------   ----------    ------------   ----------    ------------   -----------
    Net increase (decrease) in net assets
      from policy transactions..............  (4,499,699)    5,144,663     (28,461,341)   1,211,967     (48,200,718)   29,989,254
                                              -----------   ----------    ------------   ----------    ------------   -----------
    Net increase (decrease) in net assets...  (4,453,623)    5,200,654     (28,260,838)   1,359,285     (43,672,099)   37,586,767
NET ASSETS:
  Beginning of period.......................   5,440,280       239,626      28,500,464    2,458,568      46,130,667     8,543,900
                                              -----------   ----------    ------------   ----------    ------------   -----------
  End of period.............................  $  986,657    $5,440,280    $    239,626   $3,817,853    $  2,458,568   $46,130,667
                                              ===========   ==========    ============   ==========    ============   ===========

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                          GOVERNMENT BOND                      SELECT AGGRESSIVE GROWTH
                                              ---------------------------------------   ---------------------------------------
                                                QUARTER            YEAR ENDED             QUARTER            YEAR ENDED
                                                 ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                               MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                 2000          1999          1998          2000          1999          1998
                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                              -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............   $ 14,414      $  1,334      $    808     $   (2,080)   $   (5,695)    $ (3,950)
    Net realized gain (loss)................        416          (153)          926         12,259        16,919       (3,058)
    Net unrealized gain (loss)..............     (4,945)         (596)           83         56,025       356,020       42,784
                                               --------      --------      --------     ----------    ----------     --------
    Net increase (decrease) in net assets
      from operations.......................      9,885           585         1,817         66,204       367,244       35,776
                                               --------      --------      --------     ----------    ----------     --------

  FROM POLICY TRANSACTIONS:
    Net premiums............................     36,032        12,424        13,471        127,011       298,089      448,702
    Terminations............................         --       (12,517)          (81)       (10,005)      (29,100)     (76,946)
    Insurance and other charges.............     (2,362)         (554)         (216)        (9,810)      (29,164)     (18,498)
    Transfers between sub-accounts
      (including
      fixed account), net...................    910,193         3,007       (30,874)       118,292       (17,644)     181,020
    Other transfers from (to) the General
      Account...............................       (130)         (583)         (389)          (495)      (17,822)      (3,910)
    Net increase (decrease) in investment by
      Sponsor...............................         --            --            --             --            --           --
                                               --------      --------      --------     ----------    ----------     --------
    Net increase (decrease) in net assets
      from policy transactions..............    943,733         1,777       (18,089)       224,993       204,359      530,368
                                               --------      --------      --------     ----------    ----------     --------
    Net increase (decrease) in net assets...    953,618         2,362       (16,272)       291,197       571,603      566,144

NET ASSETS:
  Beginning of period.......................     25,700        23,338        39,610      1,376,802       805,199      239,055
                                               --------      --------      --------     ----------    ----------     --------
  End of period.............................   $979,318      $ 25,700      $ 23,338     $1,667,999    $1,376,802     $805,199
                                               ========      ========      ========     ==========    ==========     ========

                                                           SELECT GROWTH                       SELECT GROWTH AND INCOME
                                              ---------------------------------------   ---------------------------------------
                                                QUARTER            YEAR ENDED             QUARTER            YEAR ENDED
                                                 ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                               MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                 2000          1999          1998          2000          1999          1998
                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                              -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............  $  (26,301)   $  (75,159)   $  (51,150)   $    2,451     $  1,639      $  1,177
    Net realized gain (loss)................      57,629     1,047,566       669,500         1,792       25,096         2,700
    Net unrealized gain (loss)..............     639,559     3,239,541     2,339,939        87,092       22,927        25,056
                                              -----------   -----------   -----------   ----------     --------      --------
    Net increase (decrease) in net assets
      from operations.......................     670,887     4,211,948     2,958,289        91,335       49,662        28,933
                                              -----------   -----------   -----------   ----------     --------      --------
  FROM POLICY TRANSACTIONS:
    Net premiums............................     346,332     3,049,445     2,111,416       202,829       88,966       155,220
    Terminations............................      (4,171)      (33,196)      (97,238)      (19,066)      (7,618)      (44,778)
    Insurance and other charges.............    (100,453)     (345,255)     (281,352)       (8,989)      (5,494)       (7,462)
    Transfers between sub-accounts
      (including
      fixed account), net...................     903,046     2,130,460      (952,256)      899,721        3,125       (70,127)
    Other transfers from (to) the General
      Account...............................       3,319        (8,787)        4,794         2,805         (639)       (1,320)
    Net increase (decrease) in investment by
      Sponsor...............................          --            --            --            --           --            --
                                              -----------   -----------   -----------   ----------     --------      --------
    Net increase (decrease) in net assets
      from policy transactions..............   1,148,073     4,792,667       785,364     1,077,300       78,340        31,533
                                              -----------   -----------   -----------   ----------     --------      --------
    Net increase (decrease) in net assets...   1,818,960     9,004,615     3,743,653     1,168,635      128,002        60,466
NET ASSETS:
  Beginning of period.......................  19,730,375    10,725,760     6,982,107       360,630      232,628       172,162
                                              -----------   -----------   -----------   ----------     --------      --------
  End of period.............................  $21,549,335   $19,730,375   $10,725,760   $1,529,265     $360,630      $232,628
                                              ===========   ===========   ===========   ==========     ========      ========

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                     SELECT VALUE OPPORTUNITY                 SELECT INTERNATIONAL EQUITY
                                              ---------------------------------------   ---------------------------------------
                                                QUARTER            YEAR ENDED             QUARTER            YEAR ENDED
                                                 ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                               MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                 2000          1999          1998          2000          1999          1998
                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                              -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............  $  (28,100)   $  (64,365)    $  2,774     $   (8,376)   $  (42,211)   $   63,839
    Net realized gain (loss)................     (23,176)    1,115,252       (2,095)        15,617       803,256        77,352
    Net unrealized gain (loss)..............   2,007,548    (2,332,303)      16,497         70,623       900,525     1,085,145
                                              -----------   -----------    --------     ----------    -----------   ----------
    Net increase (decrease) in net assets
      from operations.......................   1,956,272    (1,281,416)      17,176         77,864     1,661,570     1,226,336
                                              -----------   -----------    --------     ----------    -----------   ----------

  FROM POLICY TRANSACTIONS:
    Net premiums............................   2,769,122     7,573,904      245,642         70,343     1,382,581     1,910,773
    Terminations............................     (17,958)      (10,156)     (32,190)        (1,644)      (40,201)      (85,614)
    Insurance and other charges.............    (174,285)     (504,046)     (12,119)       (30,893)     (135,408)     (257,943)
    Transfers between sub-accounts
      (including fixed account), net........      55,051    14,728,048      182,286        264,337    (5,542,260)      655,125
    Other transfers from (to) the General
      Account...............................         157         3,590       (2,227)           277        (5,159)       (6,961)
    Net increase (decrease) in investment by
      Sponsor...............................          --            --           --             --            --            --
                                              -----------   -----------    --------     ----------    -----------   ----------
    Net increase (decrease) in net assets
      from policy transactions..............   2,632,087    21,791,340      381,392        302,420    (4,340,447)    2,215,380
                                              -----------   -----------    --------     ----------    -----------   ----------
    Net increase (decrease) in net assets...   4,588,359    20,509,924      398,568        380,284    (2,678,877)    3,441,716

NET ASSETS:
  Beginning of period.......................  21,143,526       633,602      235,034      6,399,665     9,078,542     5,636,826
                                              -----------   -----------    --------     ----------    -----------   ----------
  End of period.............................  $25,731,885   $21,143,526    $633,602     $6,779,949    $6,399,665    $9,078,542
                                              ===========   ===========    ========     ==========    ===========   ==========

                                                    SELECT CAPITAL APPRECIATION                   SELECT EMERGING MARKETS
                                              ---------------------------------------   -------------------------------------------
                                                QUARTER            YEAR ENDED             QUARTER
                                                 ENDED            DECEMBER 31,             ENDED       YEAR ENDED      PERIOD FROM
                                               MARCH 31,    -------------------------    MARCH 31,    DECEMBER 31,     11/9/98* TO
                                                 2000          1999          1998          2000           1999          12/31/98
                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)    (UNAUDITED)     (UNAUDITED)
                                              -----------   -----------   -----------   -----------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............   $   (693)     $ (1,681)     $   (914)     $    (54)       $    60           $--
    Net realized gain (loss)................      2,429           440        36,747           735             21            --
    Net unrealized gain (loss)..............     74,668        74,213       (13,375)           73          5,716            --
                                               --------      --------      --------      --------        -------           ---
    Net increase (decrease) in net assets
      from operations.......................     76,404        72,972        22,458           754          5,797            --
                                               --------      --------      --------      --------        -------           ---
  FROM POLICY TRANSACTIONS:
    Net premiums............................     65,905       118,843       105,063         9,231         21,690            11
    Terminations............................     (2,913)      (14,254)       (8,341)           --             --            --
    Insurance and other charges.............     (5,101)       (9,399)       (5,861)         (484)          (399)           --
    Transfers between sub-accounts
      (including fixed account), net........    241,661         4,812        69,728        59,231         11,082            --
    Other transfers from (to) the General
      Account...............................        226        (4,275)         (344)          (90)           242            --
    Net increase (decrease) in investment by
      Sponsor...............................         --            --            --            --             --            --
                                               --------      --------      --------      --------        -------           ---
    Net increase (decrease) in net assets
      from policy transactions..............    299,778        95,727       160,245        67,888         32,615            11
                                               --------      --------      --------      --------        -------           ---
    Net increase (decrease) in net assets...    376,182       168,699       182,703        68,642         38,412            11
NET ASSETS:
  Beginning of period.......................    416,787       248,088        65,385        38,423             11            --
                                               --------      --------      --------      --------        -------           ---
  End of period.............................   $792,969      $416,787      $248,088      $107,065        $38,423           $11
                                               ========      ========      ========      ========        =======           ===

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                    SELECT STRATEGIC GROWTH           FIDELITY VIP HIGH INCOME
                                   -------------------------   ---------------------------------------
                                     QUARTER       PERIOD        QUARTER            YEAR ENDED
                                      ENDED         FROM          ENDED            DECEMBER 31,
                                    MARCH 31,    3/5/99* TO     MARCH 31,    -------------------------
                                      2000        12/31/99        2000          1999          1998
                                   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET
  ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).....................    $   (21)      $    20     $   17,999     $  7,488       $ 3,147
    Net realized gain (loss).....        119           (17)        (1,584)      (2,553)        1,542
    Net unrealized gain (loss)...        284           918        (51,656)       2,236        (8,346)
                                     -------       -------     ----------     --------       -------
    Net increase (decrease) in
      net assets from
      operations.................        382           921        (35,241)       7,171        (3,657)
                                     -------       -------     ----------     --------       -------

  FROM POLICY TRANSACTIONS:
    Net premiums.................      1,834        12,853        140,724      180,207        36,812
    Terminations.................         (1)           --         (3,095)     (21,248)       (4,930)
    Insurance and other
      charges....................       (191)       (1,346)        (7,452)     (15,258)       (3,521)
    Transfers between
      sub-accounts (including
      fixed account), net........      1,689         1,952        854,893       (6,975)       21,213
    Other transfers from (to) the
      General
      Account....................        (61)           45           (552)      (3,559)         (252)
    Net increase (decrease) in
      investment by
      Sponsor....................         --            --             --           --            --
                                     -------       -------     ----------     --------       -------
    Net increase (decrease) in
      net assets from
      policy transactions........      3,270        13,504        984,518      133,167        49,322
                                     -------       -------     ----------     --------       -------
    Net increase (decrease) in
      net assets.................      3,652        14,425        949,277      140,338        45,665

NET ASSETS:
  Beginning of period............     14,425            --        229,432       89,094        43,429
                                     -------       -------     ----------     --------       -------
  End of period..................    $18,077       $14,425     $1,178,709     $229,432       $89,094
                                     =======       =======     ==========     ========       =======

                                         FIDELITY VIP EQUITY-INCOME                    FIDELITY VIP GROWTH
                                   ---------------------------------------   ---------------------------------------
                                     QUARTER            YEAR ENDED             QUARTER            YEAR ENDED
                                      ENDED            DECEMBER 31,             ENDED            DECEMBER 31,
                                    MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                      2000          1999          1998          2000          1999          1998
                                   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                   -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET
  ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).....................   $  6,387      $    923      $    329     $     (926)   $   (4,548)   $     (493)
    Net realized gain (loss).....     26,085         8,434         3,999        235,062       254,630        85,494
    Net unrealized gain (loss)...    (34,157)         (277)        5,752        (27,031)      242,219       115,549
                                    --------      --------      --------     ----------    ----------    ----------
    Net increase (decrease) in
      net assets from
      operations.................     (1,685)        9,080        10,080        207,105       492,301       200,550
                                    --------      --------      --------     ----------    ----------    ----------
  FROM POLICY TRANSACTIONS:
    Net premiums.................     41,022       187,400       116,536        126,251       444,886       267,715
    Terminations.................     (2,362)      (33,829)      (23,881)       (46,164)     (337,035)      (25,480)
    Insurance and other
      charges....................     (5,014)      (15,364)       (6,484)       (15,108)      (37,954)       (8,916)
    Transfers between
      sub-accounts (including
      fixed account), net........     88,179        92,974         4,066        394,680       266,957       375,715
    Other transfers from (to) the
      General
      Account....................       (665)       (7,403)           25           (551)       30,447        (3,680)
    Net increase (decrease) in
      investment by
      Sponsor....................         --            --            --             --            --            --
                                    --------      --------      --------     ----------    ----------    ----------
    Net increase (decrease) in
      net assets from
      policy transactions........    121,160       223,778        90,262        459,108       367,301       605,354
                                    --------      --------      --------     ----------    ----------    ----------
    Net increase (decrease) in
      net assets.................    119,475       232,858       100,342        666,213       859,602       805,904
NET ASSETS:
  Beginning of period............    392,181       159,323        58,981      2,011,065     1,151,463       345,559
                                    --------      --------      --------     ----------    ----------    ----------
  End of period..................   $511,656      $392,181      $159,323     $2,677,278    $2,011,065    $1,151,463
                                    ========      ========      ========     ==========    ==========    ==========

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                        FIDELITY VIP OVERSEAS               FIDELITY VIP II ASSET MANAGER
                                -------------------------------------  ---------------------------------------
                                  QUARTER           YEAR ENDED            QUARTER            YEAR ENDED
                                   ENDED           DECEMBER 31,            ENDED            DECEMBER 31,
                                 MARCH 31,   ------------------------    MARCH 31,    ------------------------
                                   2000         1999         1998          2000          1999         1998
                                (UNAUDITED)  (UNAUDITED)  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)  (UNAUDITED)
                                -----------  -----------  -----------  -------------  -----------  -----------
INCREASE (DECREASE) IN NET
  ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss)..................   $  1,426      $    552     $    718   $     29,522     $ 19,322     $  9,309
    Net realized gain
      (loss)..................     15,189         3,420        3,277         70,919       27,839       41,181
    Net unrealized gain
      (loss)..................    (15,604)       30,111        1,086        (76,713)      12,862       15,917
                                 --------      --------     --------   ------------     --------     --------
    Net increase (decrease) in
      net assets from
      operations..............      1,011        34,083        5,081         23,728       60,023       66,407
                                 --------      --------     --------   ------------     --------     --------

  FROM POLICY TRANSACTIONS:
    Net premiums..............      7,582        33,875       38,586         23,377      333,909      216,035
    Terminations..............    (34,143)       (2,242)      (1,996)            --      (84,288)        (219)
    Insurance and other
      charges.................     (1,380)       (4,895)      (3,619)        (1,609)      (4,448)        (759)
    Transfers between
      sub-accounts (including
      fixed account), net.....     53,495           475      (20,410)        52,664      (34,218)      (2,565)
    Other transfers from (to)
      the General
      Account.................        (87)       (7,437)        (832)          (108)      23,270       (1,965)
    Net increase (decrease) in
      investment by
      Sponsor.................         --            --           --             --           --           --
                                 --------      --------     --------   ------------     --------     --------
    Net increase (decrease) in
      net assets from
      policy transactions.....     25,467        19,776       11,729         74,324      234,225      210,527
                                 --------      --------     --------   ------------     --------     --------
    Net increase (decrease) in
      net assets..............     26,478        53,859       16,810         98,052      294,248      276,934

NET ASSETS:
  Beginning of period.........    121,440        67,581       50,771        942,621      648,373      371,439
                                 --------      --------     --------   ------------     --------     --------
  End of period...............   $147,918      $121,440     $ 67,581   $  1,040,673     $942,621     $648,373
                                 ========      ========     ========   ============     ========     ========

                                  FIDELITY VIP II INDEX 500       T. ROWE PRICE INTERNATIONAL STOCK
                                ------------------------------  -------------------------------------
                                   QUARTER                        QUARTER           YEAR ENDED
                                    ENDED        PERIOD FROM       ENDED           DECEMBER 31,
                                  MARCH 31,       5/4/99* TO     MARCH 31,   ------------------------
                                     2000          12/31/99        2000         1999         1998
                                 (UNAUDITED)     (UNAUDITED)    (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
                                --------------  --------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET
  ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss)..................  $     481,869   $     (56,677)   $   (934)    $   (151)    $  2,935
    Net realized gain
      (loss)..................        245,758           1,274       4,320        8,873        1,826
    Net unrealized gain
      (loss)..................        483,907       4,566,606      (2,408)     144,131       23,676
                                -------------   -------------    --------     --------     --------
    Net increase (decrease) in
      net assets from
      operations..............      1,211,534       4,511,203         978      152,853       28,437
                                -------------   -------------    --------     --------     --------
  FROM POLICY TRANSACTIONS:
    Net premiums..............        417,870      16,597,260      38,436      152,351      104,206
    Terminations..............             --              --      (5,670)      (4,759)      (2,000)
    Insurance and other
      charges.................       (223,125)       (418,198)     (4,386)     (12,033)      (5,246)
    Transfers between
      sub-accounts (including
      fixed account), net.....        701,508      32,276,822      63,917       10,736      148,557
    Other transfers from (to)
      the General
      Account.................            715              45          39         (323)         360
    Net increase (decrease) in
      investment by
      Sponsor.................             --              --          --           --           --
                                -------------   -------------    --------     --------     --------
    Net increase (decrease) in
      net assets from
      policy transactions.....        896,968      48,455,929      92,336      145,972      245,877
                                -------------   -------------    --------     --------     --------
    Net increase (decrease) in
      net assets..............      2,108,502      52,967,132      93,314      298,825      274,314
NET ASSETS:
  Beginning of period.........     52,967,132              --     670,968      372,143       97,829
                                -------------   -------------    --------     --------     --------
  End of period...............  $  55,075,634   $  52,967,132    $764,282     $670,968     $372,143
                                =============   =============    ========     ========     ========

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                      DGPF              DGPF INTERNATIONAL EQUITY
                                       DGPF         DELAWARE     ---------------------------------------    DGPF SMALL
                                      DELCAP        BALANCED       QUARTER            YEAR ENDED            CAP VALUE
                                   PERIOD FROM    PERIOD FROM       ENDED            DECEMBER 31,          PERIOD FROM
                                    3/8/00* TO     3/8/00* TO     MARCH 31,    -------------------------    3/8/00* TO
                                     3/31/00        3/31/00         2000          1999          1998         3/31/00
                                   (UNAUDITED)    (UNAUDITED)    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                   ------------   ------------   -----------   -----------   -----------   ------------
INCREASE (DECREASE) IN NET
  ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).....................      $ --           $ 1        $  928,139    $  133,115    $   (5,197)       $--
    Net realized gain (loss).....        14             2           801,029        34,290         7,893         --
    Net unrealized gain (loss)...       (30)           (1)       (4,237,226)    2,827,542       442,761          2
                                       ----           ---        -----------   -----------   ----------        ---
    Net increase (decrease) in
      net assets from
      operations.................       (16)            2        (2,508,058)    2,994,947       445,457          2
                                       ----           ---        -----------   -----------   ----------        ---

  FROM POLICY TRANSACTIONS:
    Net premiums.................       238            36             8,471    33,755,687     3,720,116         24
    Terminations.................        --            --            (1,056)       (3,114)         (370)        --
    Insurance and other
      charges....................       (22)           (4)         (326,786)     (501,577)     (204,104)        (2)
    Transfers between
      sub-accounts (including
      fixed account), net........        --            --             1,695        (1,808)    4,507,084         --
    Other transfers from (to) the
      General
      Account....................        --            --               211          (354)          244         --
    Net increase (decrease) in
      investment by
      Sponsor....................        --            --                --            --            --         --
                                       ----           ---        -----------   -----------   ----------        ---
    Net increase (decrease) in
      net assets from
      policy transactions........       216            32          (317,465)   33,248,834     8,022,970         22
                                       ----           ---        -----------   -----------   ----------        ---
    Net increase (decrease) in
      net assets.................       200            34        (2,825,523)   36,243,781     8,468,427         24

NET ASSETS:
  Beginning of period............        --            --        44,794,841     8,551,060        82,633         --
                                       ----           ---        -----------   -----------   ----------        ---
  End of period..................      $200           $34        $41,969,318   $44,794,841   $8,551,060        $24
                                       ====           ===        ===========   ===========   ==========        ===

                                                                     DGPF           DGPF
                                                      DGPF         EMERGING      AGGRESSIVE
                                    DGPF TREND       DEVON         MARKETS         GROWTH
                                   PERIOD FROM    PERIOD FROM    PERIOD FROM    PERIOD FROM
                                    3/8/00* TO     3/8/00* TO     3/8/00* TO     3/8/00* TO
                                     3/31/00        3/31/00        3/31/00        3/31/00
                                   (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET
  ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss).....................      $ --           $--            $  2           $ --
    Net realized gain (loss).....         8            --              --              3
    Net unrealized gain (loss)...       (28)            3              (5)           (26)
                                       ----           ---            ----           ----
    Net increase (decrease) in
      net assets from
      operations.................       (20)            3              (3)           (23)
                                       ----           ---            ----           ----
  FROM POLICY TRANSACTIONS:
    Net premiums.................       307            78             101            412
    Terminations.................        --            --              --             --
    Insurance and other
      charges....................       (28)           (7)             (9)           (37)
    Transfers between
      sub-accounts (including
      fixed account), net........        --            --              --             --
    Other transfers from (to) the
      General
      Account....................        --            --              --             --
    Net increase (decrease) in
      investment by
      Sponsor....................        --            --              --             --
                                       ----           ---            ----           ----
    Net increase (decrease) in
      net assets from
      policy transactions........       279            71              92            375
                                       ----           ---            ----           ----
    Net increase (decrease) in
      net assets.................       259            74              89            352
NET ASSETS:
  Beginning of period............        --            --              --             --
                                       ----           ---            ----           ----
  End of period..................      $259           $74            $ 89           $352
                                       ====           ===            ====           ====

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                      INVESCO VIF EQUITY INCOME                 INVESCO VIF TOTAL RETURN
                                               ---------------------------------------   ---------------------------------------
                                                 QUARTER                                   QUARTER
                                                  ENDED       YEAR ENDED DECEMBER 31,       ENDED       YEAR ENDED DECEMBER 31,
                                                MARCH 31,    -------------------------    MARCH 31,    -------------------------
                                                  2000          1999          1998          2000          1999          1998
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............     $    (8)      $    84       $   112      $    (10)     $    493       $ 1,019
    Net realized gain (loss)................         421           289           712           849         4,115         1,878
    Net unrealized gain (loss)..............        (169)          947           312        (1,483)       (5,835)        2,122
                                                 -------       -------       -------      --------      --------       -------
    Net increase (decrease) in net assets
      from
      operations............................         244         1,320         1,136          (644)       (1,227)        5,019
                                                 -------       -------       -------      --------      --------       -------

  FROM POLICY TRANSACTIONS:
    Net premiums............................          --         2,113         6,284            --         1,559         7,489
    Terminations............................      (2,170)         (149)         (916)       (2,218)      (32,859)           (8)
    Insurance and other charges.............        (247)       (1,958)       (4,494)         (291)       (1,694)         (860)
    Transfers between sub-accounts
      (including
      fixed account), net...................          (1)           --            --       (22,601)           --            --
    Other transfers from (to) the General
      Account...............................           1            --             8            81            (1)           42
    Net increase (decrease) in investment by
      Sponsor...............................          --            --            --            --            --            --
                                                 -------       -------       -------      --------      --------       -------
    Net increase (decrease) in net assets
      from
      policy transactions...................      (2,417)            6           882       (25,029)      (32,995)        6,663
                                                 -------       -------       -------      --------      --------       -------
    Net increase (decrease) in net assets...      (2,173)        1,326         2,018       (25,673)      (34,222)       11,682

NET ASSETS:
  Beginning of period.......................      10,555         9,229         7,211        27,685        61,907        50,225
                                                 -------       -------       -------      --------      --------       -------
  End of period.............................     $ 8,382       $10,555       $ 9,229      $  2,012      $ 27,685       $61,907
                                                 =======       =======       =======      ========      ========       =======

                                                      MORGAN STANLEY FIXED INCOME
                                              -------------------------------------------
                                                QUARTER
                                                 ENDED       YEAR ENDED      PERIOD FROM
                                               MARCH 31,    DECEMBER 31,     2/17/98* TO
                                                 2000           1999          12/31/98
                                              (UNAUDITED)    (UNAUDITED)     (UNAUDITED)
                                              -----------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)............  $  (26,136)    $ 1,277,690     $   612,562
    Net realized gain (loss)................      (9,398)         (8,242)        265,086
    Net unrealized gain (loss)..............     483,292      (1,680,097)       (179,067)
                                              -----------    -----------     -----------
    Net increase (decrease) in net assets
      from
      operations............................     447,758        (410,649)        698,581
                                              -----------    -----------     -----------
  FROM POLICY TRANSACTIONS:
    Net premiums............................          --       7,703,567       9,708,358
    Terminations............................          --              --              --
    Insurance and other charges.............    (126,970)       (522,326)       (446,219)
    Transfers between sub-accounts
      (including
      fixed account), net...................          --       3,300,001       9,881,316
    Other transfers from (to) the General
      Account...............................          --              19            (185)
    Net increase (decrease) in investment by
      Sponsor...............................          --              --              --
                                              -----------    -----------     -----------
    Net increase (decrease) in net assets
      from
      policy transactions...................    (126,970)     10,481,261      19,143,270
                                              -----------    -----------     -----------
    Net increase (decrease) in net assets...     320,788      10,070,612      19,841,851
NET ASSETS:
  Beginning of period.......................  29,912,463      19,841,851              --
                                              -----------    -----------     -----------
  End of period.............................  $30,233,251    $29,912,463     $19,841,851
                                              ===========    ===========     ===========

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2000 (UNAUDITED)

NOTE 1 -- ORGANIZATION

    The Group VEL Account (Group VEL) is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the Company) established on May 1, 1995 for the purpose of separating from the general assets of the Company, those assets used to fund the variable portion of certain flexible premium variable life insurance policies issued by the Company. The Company is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company (First Allmerica). First Allmerica is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Group VEL are clearly identified and distinguished from the other assets and liabilities of the Company. Group VEL cannot be charged with liabilities arising out of any other business of the Company.

    Group VEL is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Group VEL currently offers forty-four Sub-Accounts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Allmerica Investment Trust (the Trust) managed by Allmerica Financial Investment Management Services, Inc. (AFIMS), a wholly-owned subsidiary of the Company; or of the Variable Insurance Products Fund (Fidelity
VIP) or the Variable Insurance Products Fund II (Fidelity VIP II), managed by Fidelity Management & Research Company (FMR); or of the T. Rowe Price International Series, Inc. (T.Rowe Price) managed by Rowe Price-Fleming International, Inc.; or of the Delaware Group Premium Fund (DGPF) managed by Delaware Management Company or Delaware International Advisers Ltd.; or of the INVESCO Variable Investment Funds, Inc. (INVESCO VIF) managed by INVESCO Funds Group, Inc.; or of the Morgan Stanley Universal Funds, Inc. (Morgan Stanley) managed by Miller Anderson & Sherrerd, LLP. The Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price, DGPF, INVESCO and Morgan Stanley (the Funds) are open-end, management investment companies registered under the 1940 Act. INVESCO is available only to employees of INVESCO VIF and its affiliates. Morgan Stanley is available only to employees of Duke Energy Corporation and its affiliates.

    Effective May 1, 2000, AIT Investment Grade Income Fund will be renamed Select Investment Grade Income Fund and AIT Growth Fund will be renamed Core Equity Fund.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Internal Revenue Code (the Code) and files a consolidated federal income tax return with First Allmerica. The Company anticipates no tax liability resulting from the operations of Group VEL. Therefore, no provision for income taxes has been charged against Group VEL.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 1, 2000

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                     1999    1998    1997
 -------------                                     ----    ----    ----
 REVENUES
     Premiums...................................  $  0.5  $  0.5  $ 22.8
     Universal life and investment product
       policy fees..............................   328.1   267.4   212.2
     Net investment income......................   150.2   151.3   164.2
     Net realized investment (losses) gains.....    (8.7)   20.0     2.9
     Other income...............................    36.9     0.6     1.4
                                                  ------  ------  ------
         Total revenues.........................   507.0   439.8   403.5
                                                  ------  ------  ------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims and losses.........   173.6   153.9   187.8
     Policy acquisition expenses................    49.8    64.6     2.8
     Sales practice litigation..................    --      21.0    --
     Loss from cession of disability income
       business.................................    --      --      53.9
     Other operating expenses...................   151.3   104.1   101.3
                                                  ------  ------  ------
         Total benefits, losses and expenses....   374.7   343.6   345.8
                                                  ------  ------  ------
 Income before federal income taxes.............   132.3    96.2    57.7
                                                  ------  ------  ------
 FEDERAL INCOME TAX EXPENSE
     Current....................................    15.5    22.1    13.9
     Deferred...................................    30.5    11.8     7.1
                                                  ------  ------  ------
         Total federal income tax expense.......    46.0    33.9    21.0
                                                  ------  ------  ------
 Net income.....................................  $ 86.3  $ 62.3  $ 36.7
                                                  ======  ======  ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS, EXCEPT PER SHARE DATA)                        1999       1998
 ------------------------------------                      ---------  ---------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $1,354.2 and $1,284.6)............................  $ 1,324.6  $ 1,330.4
     Equity securities at fair value (cost of $25.2 and
       $27.4)............................................       32.6       31.8
     Mortgage loans......................................      223.7      230.0
     Policy loans........................................      166.8      151.5
     Real estate and other long-term investments.........       25.1       23.6
                                                           ---------  ---------
         Total investments...............................    1,772.8    1,767.3
                                                           ---------  ---------
   Cash and cash equivalents.............................      132.9      217.9
   Accrued investment income.............................       36.0       33.5
   Deferred policy acquisition costs.....................    1,156.4      950.5
   Reinsurance receivable on paid and unpaid losses,
     benefits and unearned premiums......................      287.2      308.0
   Other assets..........................................       64.8       46.9
   Separate account assets...............................   14,527.9   11,020.4
                                                           ---------  ---------
         Total assets....................................  $17,978.0  $14,344.5
                                                           =========  =========
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,274.7  $ 2,284.8
     Outstanding claims and losses.......................       13.7       17.9
     Unearned premiums...................................        2.6        2.7
     Contractholder deposit funds and other policy
       liabilities.......................................       44.3       38.1
                                                           ---------  ---------
         Total policy liabilities and accruals...........    2,335.3    2,343.5
                                                           ---------  ---------
   Expenses and taxes payable............................      216.8      146.2
   Reinsurance premiums payable..........................       17.9       45.7
   Deferred federal income taxes.........................       94.8       78.8
   Separate account liabilities..........................   14,527.9   11,020.4
                                                           ---------  ---------
         Total liabilities...............................   17,192.7   13,634.6
                                                           ---------  ---------
   Contingencies (Note 12)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,526 and 2,524 shares, issued and
     outstanding.........................................        2.5        2.5
   Additional paid-in capital............................      423.7      407.9
   Accumulated other comprehensive (loss) income.........       (2.6)      24.1
   Retained earnings.....................................      361.7      275.4
                                                           ---------  ---------
         Total shareholder's equity......................      785.3      709.9
                                                           ---------  ---------
         Total liabilities and shareholder's equity......  $17,978.0  $14,344.5
                                                           =========  =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                     1999     1998     1997
 -------------                                    -------  -------  -------
 COMMON STOCK...................................  $  2.5   $  2.5   $  2.5
                                                  ------   ------   ------

 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............   407.9    386.9    346.3
     Issuance of common stock...................    15.8     21.0     40.6
                                                  ------   ------   ------
     Balance at end of period...................   423.7    407.9    386.9
                                                  ------   ------   ------
 ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
     Net unrealized (depreciation) appreciation
       on investments:
     Balance at beginning of period.............    24.1     38.5     20.5
     (Depreciation) appreciation during the
       period:
         Net (depreciation) appreciation on
           available-for-sale securities........   (41.1)   (23.4)    27.0
         Benefit (provision) for deferred
           federal income taxes.................    14.4      9.0     (9.0)
                                                  ------   ------   ------
                                                   (26.7)   (14.4)    18.0
                                                  ------   ------   ------
     Balance at end of period...................    (2.6)    24.1     38.5
                                                  ------   ------   ------
 RETAINED EARNINGS
     Balance at beginning of period.............   275.4    213.1    176.4
     Net income.................................    86.3     62.3     36.7
                                                  ------   ------   ------
     Balance at end of period...................   361.7    275.4    213.1
                                                  ------   ------   ------
         Total shareholder's equity.............  $785.3   $709.9   $641.0
                                                  ======   ======   ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1999    1998    1997
 -------------                                 ------  ------  ------
 Net income..................................  $ 86.3  $ 62.3  $36.7
 Other comprehensive (loss) income:
     Net (depreciation) appreciation on
       available-for-sale securities.........   (41.1)  (23.4)  27.0
     Benefit (provision) for deferred federal
       income taxes..........................    14.4     9.0   (9.0)
                                               ------  ------  -----
         Other comprehensive (loss) income...   (26.7)  (14.4)  18.0
                                               ------  ------  -----
     Comprehensive income....................  $ 59.6  $ 47.9  $54.7
                                               ======  ======  =====

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1999     1998     1997
 -------------                                 -------  -------  -------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $  86.3  $  62.3  $  36.7
     Adjustments to reconcile net income to
       net cash used in operating activities:
         Net realized losses/(gains).........      8.7    (20.0)    (2.9)
         Net amortization and depreciation...     (2.3)    (7.1)   --
         Sales practice litigation expense...    --        21.0    --
         Loss from cession of disability
           income business...................    --       --        53.9
         Deferred federal income taxes.......     30.5     11.8      7.1
         Payment related to cession of
           disability income business........    --       --      (207.0)
         Change in deferred acquisition
           costs.............................   (169.7)  (177.8)  (181.3)
         Change in reinsurance premiums
           payable...........................    (31.5)    40.8      3.9
         Change in accrued investment
           income............................     (2.5)     0.7      3.5
         Change in policy liabilities and
           accruals, net.....................     (8.4)   193.1    (72.4)
         Change in reinsurance receivable....     20.7    (56.9)    22.1
         Change in expenses and taxes
           payable...........................     64.1     55.4      0.2
         Other, net..........................    (14.8)   (28.5)    (7.1)
                                               -------  -------  -------
             Net cash (used in) provided by
               operating activities..........    (18.9)    94.8   (343.3)
                                               -------  -------  -------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
       of available-for-sale fixed
       maturities............................    330.9    187.0    909.7
     Proceeds from disposals of equity
       securities............................     30.9     53.3      2.4
     Proceeds from disposals of other
       investments...........................      0.8     22.7     23.7
     Proceeds from mortgages matured or
       collected.............................     30.5     60.1     62.9
     Purchase of available-for-sale fixed
       maturities............................   (415.5)  (136.0)  (579.7)
     Purchase of equity securities...........    (20.2)   (30.6)    (3.2)
     Purchase of other investments...........    (44.1)   (22.7)    (9.0)
     Purchase of mortgages...................    --       (58.9)   (70.4)
     Other investing activities, net.........      2.0     (3.9)   --
                                               -------  -------  -------
         Net cash (used in) provided by
           investing activities..............    (84.7)    71.0    336.4
                                               -------  -------  -------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Contribution from subsidiaries..........     14.6    --       --
     Proceeds from issuance of stock and
       capital paid in.......................      4.0     21.0     19.2
                                               -------  -------  -------
         Net cash provided by financing
           activities........................     18.6     21.0     19.2
                                               -------  -------  -------
 Net change in cash and cash equivalents.....    (85.0)   186.8     12.3
 Cash and cash equivalents, beginning of
  period.....................................    217.9     31.1     18.8
                                               -------  -------  -------
 Cash and cash equivalents, end of period....  $ 132.9  $ 217.9  $  31.1
                                               =======  =======  =======
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $ --     $ --     $ --
     Income taxes paid.......................  $   4.4  $  36.2  $   5.4

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC") which is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). As noted below, the consolidated accounts of AFLIAC include the accounts of certain wholly-owned non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries).

Prior to July 1, 1999, AFLIAC was a wholly-owned subsidiary of SMA Financial Corporation ("SMAFCO"), which was a wholly-owned subsidiary of FAFLIC. Effective July 1, 1999 and in connection with AFC's restructuring activities, SMAFCO was renamed Allmerica Asset Management , Inc. ("AAM") and contributed it's ownership of AFLIAC to FAFLIC. AAM also contributed Allmerica Investments, Inc., Allmerica Investment Management Company, Inc., Allmerica Financial Investment Management Services, Inc., and Allmerica Financial Services Insurance Agency, Inc., to AFLIAC in exchange for one share of AFLIAC common stock. The equity of these four companies on July 1, 1999 was $11.8 million. For the six months ended December 31, 1999, the subsidiaries of AFLIAC had total revenue of $35.5 million and total benefits, losses and expenses of $24.4 million. All significant intercompany accounts and transactions have been eliminated.

In addition, effective November 1, 1999, the Company's consolidated financial statements include five wholly-owned insurance agencies. These agencies are Allmerica Investments Insurance Agency Inc. of Alabama, Allmerica Investments Insurance Agency of Florida Inc., Allmerica Investment Insurance Agency Inc. of Georgia, Allmerica Investment Insurance Agency Inc. of Kentucky, and Allmerica Investments Insurance Agency Inc. of Mississippi.

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary effective November 30, 1998. Its results of operations are included for eleven months of 1998 and for the month of December, 1997.

The statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "Accounting for Certain Investments in Debt and Equity Securities," the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted a plan to dispose of all real estate assets. As of December 31, 1999, there was one property remaining in the Company's real estate portfolio, which is being actively marketed. This asset is carried at the estimated fair value less costs of disposal. Depreciation is not recorded on this asset while it is held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other than temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3.0% to 6.0% for life insurance and 3 1/2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life, variable universal life and variable annuities include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for variable annuities include a reserve for benefit claims in excess of a guaranteed minimum fund value.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims and losses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premiums. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses include annuity benefit claims in excess of a guaranteed minimum fund value, and net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries (including certain non-insurance operations) file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement No. 109"). These differences result primarily from policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  OTHER INCOME AND OTHER OPERATING EXPENSES

Other income and other operating expenses for the year ended December 31, 1999 include investment management and brokerage income and sub-advisory expenses arising from the activities of the non-insurance subsidiaries that were transferred to AFLIAC during 1999, as more fully described in Note 1A.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

K.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. This statement is effective for fiscal ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY (an indirect wholly-owned subsidiary of Allmerica Financial Corporation) years beginning after June 15, 2000. The Company is currently assessing the impact of adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter of 1998, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $9.8 million through December 31, 1998. The adoption of SOP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The adoption of this statement had no effect on the results of operations or financial position of the Company.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. AFLIAC consists of one segment, Allmerica Financial Services, which underwrites and distributes variable annuities and variable universal life insurance via retail channels.

In June 1997, the FASB also issued Statement No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). Statement No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

L.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  SIGNIFICANT TRANSACTIONS

During 1999, AFLIAC's parent contributed $11.8 million of additional paid-in capital to the Company in the form of four subsidiaries as disclosed in Note 1A above. These subsidiaries consisted of assets of $22.0 million, of which $14.6 million was cash and cash equivalents, and liabilities of $10.2 million. During 1999, 1998 and 1997, SMAFCO contributed $4.0 million, $21.0 million, and $40.6 million respectively, of additional paid-in capital to the Company. The nature of the 1997 contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement did not have a material effect on the results of operations or financial position of the Company.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                             1999
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $    5.2     $ 0.2       $--       $    5.4
States and political subdivisions.......      12.4       0.1       --            12.5
Foreign governments.....................      38.6       0.9         0.6         38.9
Corporate fixed maturities..............   1,180.0      10.3        38.9      1,151.4
Mortgage-backed securities..............     118.0       1.1         2.7        116.4
                                          --------     -----       -----     --------
Total fixed maturities..................  $1,354.2     $12.6       $42.2     $1,324.6
                                          ========     =====       =====     ========
Equity securities.......................  $   25.2     $ 7.4       $--       $   32.6
                                          ========     =====       =====     ========

(1) Amortized cost for fixed maturities and cost for equity securities.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                             1998
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $    5.8     $ 0.8       $--       $    6.6
States and political subdivisions.......       2.7       0.2       --             2.9
Foreign governments.....................      48.8       1.6         1.5         48.9
Corporate fixed maturities..............   1,096.0      58.0        17.7      1,136.3
Mortgage-backed securities..............     131.3       5.8         1.4        135.7
                                          --------     -----       -----     --------
Total fixed maturities..................  $1,284.6     $66.4       $20.6     $1,330.4
                                          ========     =====       =====     ========
Equity securities.......................  $   27.4     $ 8.9       $ 4.5     $   31.8
                                          ========     =====       =====     ========

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1999, the amortized cost and market value of these assets on deposit in New York were $196.4 million and $193.0 million, respectively. At December 31, 1998, the amortized cost and market value of assets on deposit were $268.5 million and $284.1 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.1 million and $4.2 million were on deposit with various state and governmental authorities at December 31, 1999 and 1998, respectively.

There were no contractual fixed maturity investment commitments at December 31, 1999.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                     1999
                                                              -------------------
DECEMBER 31,                                                  AMORTIZED    FAIR
(IN MILLIONS)                                                   COST      VALUE
-------------                                                 ---------  --------
Due in one year or less.....................................  $   54.5   $   54.8
Due after one year through five years.......................     349.1      347.2
Due after five years through ten years......................     652.9      637.1
Due after ten years.........................................     297.7      285.5
                                                              --------   --------
Total.......................................................  $1,354.2   $1,324.6
                                                              ========   ========

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
1999
Net appreciation, beginning of year.........................    $ 16.2       $  7.9      $ 24.1
                                                                ------       ------      ------
Net depreciation on available-for-sale securities...........     (75.3)        (0.2)      (75.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      34.4       --            34.4
Benefit from deferred federal income taxes..................      14.3          0.1        14.4
                                                                ------       ------      ------
                                                                 (26.6)        (0.1)      (26.7)
                                                                ------       ------      ------
Net (depreciation) appreciation, end of year................    $(10.4)      $  7.8      $ (2.6)
                                                                ======       ======      ======

1998
Net appreciation, beginning of year.........................    $ 22.1       $ 16.4      $ 38.5
                                                                ------       ------      ------
Net depreciation on available-for-sale securities...........     (16.2)       (14.3)      (30.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       7.1       --             7.1
Benefit from deferred federal income taxes..................       3.2          5.8         9.0
                                                                ------       ------      ------
                                                                  (5.9)        (8.5)      (14.4)
                                                                ------       ------      ------
Net appreciation, end of year...............................    $ 16.2       $  7.9      $ 24.1
                                                                ======       ======      ======

1997
Net appreciation, beginning of year.........................    $ 12.7       $  7.8      $ 20.5
                                                                ------       ------      ------
Net appreciation on available-for-sale securities...........      24.3         12.5        36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      (9.8)      --            (9.8)
Provision for deferred federal income taxes.................      (5.1)        (3.9)       (9.0)
                                                                ------       ------      ------
                                                                   9.4          8.6        18.0
                                                                ------       ------      ------
Net appreciation, end of year...............................    $ 22.1       $ 16.4      $ 38.5
                                                                ======       ======      ======

(1) Includes net (depreciation) appreciation on other investments of $(3.1) million, $0.9 million, and $1.3 million in 1999, 1998, and 1997, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans are diversified by property type and location. The real estate investment was obtained by an affiliate through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and the real estate investment net of applicable reserves were $234.6 million and $244.5 million at December 31, 1999 and 1998, respectively. Reserves for mortgage loans were $2.4 million and $3.3 million at December 31, 1999 and 1998, respectively.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 1997, the Company committed to a plan to dispose of all real estate assets. At December 31, 1999, there was one property remaining in the Company's real estate portfolio which is being actively marketed. Depreciation is not recorded on this asset while it is held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1999, 1998 and 1997.

There were no material contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1999.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Property type:
  Office building...........................................  $136.1  $129.2
  Residential...............................................    18.5    18.9
  Retail....................................................    28.3    37.4
  Industrial/warehouse......................................    51.1    59.2
  Other.....................................................     3.0     3.1
  Valuation allowances......................................    (2.4)   (3.3)
                                                              ------  ------
Total.......................................................  $234.6  $244.5
                                                              ======  ======
Geographic region:
  South Atlantic............................................  $ 60.7  $ 55.5
  Pacific...................................................    76.2    80.0
  East North Central........................................    35.9    41.4
  Middle Atlantic...........................................    20.1    22.5
  New England...............................................    29.9    26.9
  West South Central........................................     1.9     6.7
  Other.....................................................    12.3    14.8
  Valuation allowances......................................    (2.4)   (3.3)
                                                              ------  ------
Total.......................................................  $234.6  $244.5
                                                              ======  ======

At December 31, 1999, scheduled mortgage loan maturities were as follows:
2000 -- $40.8 million; 2001 -- $6.3 million; 2002 -- $11.2 million; 2003 --
$0.5 million; 2004 -- $23.7 million; and $141.2 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1999, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                              BALANCE AT                           BALANCE AT
(IN MILLIONS)                                                 JANUARY 1   PROVISIONS  WRITE-OFFS  DECEMBER 31
-------------                                                 ----------  ----------  ----------  ------------
1999
Mortgage loans..............................................    $ 3.3       $(0.8)       $0.1         $2.4
                                                                =====       =====        ====         ====
1998
Mortgage loans..............................................    $ 9.4       $(4.5)       $1.6         $3.3
                                                                =====       =====        ====         ====
1997
Mortgage loans..............................................    $ 9.5       $ 1.1        $1.2         $9.4
Real estate.................................................      1.7         3.7         5.4        --
                                                                -----       -----        ----         ----
    Total...................................................    $11.2       $ 4.8        $6.6         $9.4
                                                                =====       =====        ====         ====

Provisions on mortgages during 1999 and 1998 reflect the release of redundant specific reserves. Write-offs of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less costs to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $11.4 million and $15.3 million, with related reserves of $0.7 million and $1.5 million as of December 31, 1999 and 1998, respectively. All impaired loans were reserved for as of December 31, 1999 and 1998.

The average carrying value of impaired loans was $14.3 million, $17.0 million and $19.8 million, with related interest income while such loans were impaired of $1.5 million, $2.0 million and $2.2 million as of December 31, 1999, 1998 and 1997, respectively.

D.  OTHER

At December 31, 1999 and 1998, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Fixed maturities............................................  $107.2  $107.7  $130.0
Mortgage loans..............................................    19.0    25.5    20.4
Equity securities...........................................     0.4     0.3     1.3
Policy loans................................................    12.4    11.7    10.8
Real estate and other long-term investments.................     4.0     4.8     4.9
Short-term investments......................................     9.5     4.2     1.4
                                                              ------  ------  ------
    Gross investment income.................................   152.5   154.2   168.8
Less investment expenses....................................    (2.3)   (2.9)   (4.6)
                                                              ------  ------  ------
    Net investment income...................................  $150.2  $151.3  $164.2
                                                              ======  ======  ======

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1999, the Company had fixed maturities with a carrying value of $0.8 million on non-accrual status. There were no mortgage loans on non-accrual status at December 31, 1999. There were no mortgage loans or fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, was a reduction in net income of $1.2 million in 1999, and had no impact in 1998 and 1997.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $12.2 million, $12.6 million and $21.1 million at December 31, 1999, 1998 and 1997, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $0.9 million, $1.4 million and $1.9 million in 1999, 1998, and 1997, respectively. Actual interest income on these loans included in net investment income aggregated $1.1 million, $1.8 million and $2.1 million in 1999, 1998 and 1997, respectively.

There were no fixed maturities or mortgage loans which were non-income producing for the year ended December 31, 1999.

Included in other long-term investments is income from limited partnerships of $0.9 million and $0.7 million in 1999 and 1998, respectively. There was no income from limited partnerships included in other long-term investments in 1997.

B.  NET REALIZED INVESTMENT GAINS AND LOSSES

Realized (losses) gains on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999   1998   1997
-------------                                                 ------  -----  -----
Fixed maturities............................................  $(18.8) $(6.1) $ 3.0
Mortgage loans..............................................     0.8    8.0   (1.1)
Equity securities...........................................     8.5   15.7    0.5
Real estate and other.......................................     0.8    2.4    0.5
                                                              ------  -----  -----
Net realized investment (losses) gains......................  $ (8.7) $20.0  $ 2.9
                                                              ======  =====  =====

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                              PROCEEDS FROM
FOR THE YEARS ENDED DECEMBER 31,                                VOLUNTARY    GROSS  GROSS
(IN MILLIONS)                                                     SALES      GAINS  LOSSES
-------------                                                 -------------  -----  ------
1999
Fixed maturities............................................     $162.3      $ 2.7   $4.3
Equity securities...........................................     $ 30.4      $10.1   $1.6
1998
Fixed maturities............................................     $ 60.0      $ 2.0   $2.0
Equity securities...........................................     $ 52.6      $17.5   $0.9
1997
Fixed maturities............................................     $702.9      $11.4   $5.0
Equity securities...........................................     $  1.3      $ 0.5   $--

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized (losses) gains to the net balance shown in the consolidated statements of comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998   1997
-------------                                                 ------  ------  -----
Unrealized (losses) gains on securities:
Unrealized holding (losses) gains arising during period (net of taxes of $(18.0) million, $(5.6) million and
 $10.2 million in 1999, 1998 and 1997, respectively)........  $(33.4) $ (8.2) $20.3
Less: reclassification adjustment for (losses) gains
 included in net income (net of taxes of $(3.6) million,
 $3.4 million and $1.2 million in 1999, 1998 and 1997,
 respectively)..............................................    (6.7)    6.2    2.3
                                                              ------  ------  -----
Other comprehensive (loss) income...........................  $(26.7) $(14.4) $18.0
                                                              ======  ======  =====

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

FIXED ANNUITY AND OTHER CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under individual fixed annuity contracts are estimated based on current surrender values, supplemental contracts without life contingencies reflect current fund balances, and other individual contract funds represent the present value of future policy benefits.

The estimated fair values of the financial instruments were as follows:

                                                                     1999                1998
                                                              ------------------  ------------------
DECEMBER 31,                                                  CARRYING    FAIR    CARRYING    FAIR
(IN MILLIONS)                                                  VALUE     VALUE     VALUE     VALUE
-------------                                                 --------  --------  --------  --------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $  132.9  $  132.9  $  217.9  $  217.9
  Fixed maturities..........................................   1,324.6   1,324.6   1,330.4   1,330.4
  Equity securities.........................................      32.6      32.6      31.8      31.8
  Mortgage loans............................................     223.7     222.8     230.0     241.9
  Policy loans..............................................     166.8     166.8     151.5     151.5
                                                              --------  --------  --------  --------
                                                              $1,880.6  $1,879.7  $1,961.6  $1,973.5
                                                              ========  ========  ========  ========
FINANCIAL LIABILITIES
  Individual fixed annuity contracts........................  $1,048.0  $1,014.9  $1,069.4  $1,034.6
  Supplemental contracts without life contingencies.........      25.0      25.0      21.0      21.0
  Other individual contract deposit funds...................      19.3      19.3      17.0      17.0
                                                              --------  --------  --------  --------
                                                              $1,092.3  $1,059.2  $1,107.4  $1,072.6
                                                              ========  ========  ========  ========

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense in the consolidated statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                 1999   1998   1997
-------------                                                 -----  -----  -----
Federal income tax expense
  Current...................................................  $15.5  $22.1  $13.9
  Deferred..................................................   30.5   11.8    7.1
                                                              -----  -----  -----
Total.......................................................  $46.0  $33.9  $21.0
                                                              =====  =====  =====

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred income tax (asset) liability represents the tax effects of temporary differences:

DECEMBER 31,
(IN MILLIONS)                                                  1999     1998
-------------                                                 -------  -------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $(233.7) $(205.1)
  Deferred acquisition costs................................    339.7    278.8
  Investments, net..........................................     (4.0)    12.5
  Litigation reserves.......................................     (4.3)    (7.4)
  Bad debt reserve..........................................    --        (0.4)
  Other, net................................................     (2.9)     0.4
                                                              -------  -------
Deferred tax liability, net.................................  $  94.8  $  78.8
                                                              =======  =======

Gross deferred income tax liabilities totaled $360.4 million and $291.7 million at December 31, 1999 and 1998, respectively. Gross deferred income tax assets totaled $265.6 million and $212.9 million at December 31, 1999 and 1998, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/AFLIAC consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect federal income tax returns for 1992, 1993, and 1994 for the FAFLIC/AFLIAC consolidated group. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $173.9 million, $145.4 million and $124.1 million in 1999, 1998 and 1997 respectively. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $48.6 million and $16.4 million at December 31, 1999 and 1998, respectively.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 1999, 1998 or 1997. During 2000, AFLIAC could pay dividends of $34.3 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("Statement
No. 113").

The Company reinsures 100% of its traditional individual life and certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Amounts recoverable from reinsurers at December 31, 1999 and 1998 for the disability income business were $241.5 million and $230.8 million, respectively, traditional life were $9.7 million and $11.4 million, respectively, and universal and variable universal life were $36.0 million and $65.8 million, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Insurance premiums:
  Direct....................................................  $ 41.3  $ 45.5  $ 48.8
  Assumed...................................................    --      --       2.6
  Ceded.....................................................   (40.8)  (45.0)  (28.6)
                                                              ------  ------  ------
Net premiums................................................  $  0.5  $  0.5  $ 22.8
                                                              ======  ======  ======
Insurance and other individual policy benefits, claims and
 losses:
  Direct....................................................  $210.6  $204.0  $226.0
  Assumed...................................................    --      --       4.2
  Ceded.....................................................   (37.0)  (50.1)  (42.4)
                                                              ------  ------  ------
Net policy benefits, claims and losses......................  $173.6  $153.9  $187.8
                                                              ======  ======  ======

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition cost asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999     1998    1997
-------------                                                 --------  ------  ------
Balance at beginning of year................................  $  950.5  $765.3  $632.7
  Acquisition expenses deferred.............................     219.5   242.4   184.2
  Amortized to expense during the year......................     (49.8)  (64.6)  (53.1)
  Adjustment to equity during the year......................      36.2     7.4   (10.2)
  Adjustment for cession of disability income insurance.....     --       --     (38.6)
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........     --       --      50.3
                                                              --------  ------  ------
Balance at end of year......................................  $1,156.4  $950.5  $765.3
                                                              ========  ======  ======

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims and losses as new information becomes available and further events occur which may impact the resolution of

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims and losses related to the Company's disability income business was $240.7 million and $233.3 million at December 31, 1999 and 1998. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates used in determining the liability are revised.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement. The court granted preliminary approval of the settlement on December 4, 1998. On May 19, 1999, the Court issued an order certifying the class for settlement purposes and granting final approval of the settlement agreement. AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 issue resulted from computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. In 1999, 49 out of 50 states have adopted the National Association of Insurance Commissioners proposed Codification, which provides for uniform statutory accounting principles. These principles are effective January 1, 2001. The Company is currently assessing the impact that the adoption of Codification will have on its statutory results of operations and financial position. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Statutory net income........................................  $  5.0  $ (8.2) $ 31.5
Statutory shareholder's surplus.............................  $342.7  $312.2  $309.7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Allmerica Financial Life Insurance and Annuity Company and the Policyowners of the Group VEL Account of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Group VEL Account of Allmerica Financial Life Insurance and Annuity Company at December 31, 1999, the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Allmerica Financial Life Insurance and Annuity Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the Funds, provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
April 3, 2000

                               GROUP VEL ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1999

                                                                                                                     SELECT
                                                            INVESTMENT       MONEY        EQUITY     GOVERNMENT    AGGRESSIVE
                                                GROWTH     GRADE INCOME      MARKET       INDEX         BOND         GROWTH
                                              ----------   -------------   ----------   ----------   -----------   ----------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................  $4,668,521    $24,452,781    $5,440,130   $2,458,780    $  25,703    $1,376,807
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............          --             --            --           --           --           --
Investment in shares of T. Rowe Price
  International Series, Inc.................          --             --            --           --           --           --
Investments in shares of Delaware Group
  Premium Fund..............................          --             --            --           --           --           --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............          --             --            --           --           --           --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................          --             --            --           --           --           --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............          --             --            --           --           --           --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...          --             --           150           --           --           --
                                              ----------    -----------    ----------   ----------    ---------    ----------
  Total assets..............................   4,668,521     24,452,781     5,440,280    2,458,780       25,703    1,376,807

LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...          29              9            --          212            3            5
                                              ----------    -----------    ----------   ----------    ---------    ----------
  Net assets................................  $4,668,492    $24,452,772    $5,440,280   $2,458,568    $  25,700    $1,376,802
                                              ==========    ===========    ==========   ==========    =========    ==========

Net asset distribution by category:
  Variable life policies....................  $4,668,492    $24,452,772    $5,440,280   $2,458,568    $  25,700    $1,376,802
                                              ==========    ===========    ==========   ==========    =========    ==========

Units outstanding, December 31, 1999........   1,682,116     18,201,719     4,272,526      811,422       19,878      512,135
Net asset value per unit, December 31,
  1999......................................  $ 2.775368    $  1.343432    $ 1.273317   $ 3.029949    $1.292882    $2.688360

                                                              SELECT        SELECT
                                                SELECT        GROWTH         VALUE
                                                GROWTH      AND INCOME    OPPORTUNITY
                                              -----------   -----------   -----------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................  $19,730,630    $ 360,630    $21,143,601
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............           --           --             --
Investment in shares of T. Rowe Price
  International Series, Inc.................           --           --             --
Investments in shares of Delaware Group
  Premium Fund..............................           --           --             --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............           --           --             --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................           --           --             --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............           --           --             --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...           --           --             --
                                              -----------    ---------    -----------
  Total assets..............................   19,730,630      360,630     21,143,601
LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...          255           --             75
                                              -----------    ---------    -----------
  Net assets................................  $19,730,375    $ 360,630    $21,143,526
                                              ===========    =========    ===========
Net asset distribution by category:
  Variable life policies....................  $19,730,375    $ 360,630    $21,143,526
                                              ===========    =========    ===========
Units outstanding, December 31, 1999........    5,817,688      145,870     11,920,865
Net asset value per unit, December 31,
  1999......................................  $  3.391446    $2.472277    $  1.773657

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1999

                                                 SELECT                         SELECT      SELECT     FIDELITY
                                              INTERNATIONAL   SELECT CAPITAL   EMERGING    STRATEGIC   VIP HIGH    FIDELITY VIP
                                                 EQUITY        APPRECIATION     MARKETS     GROWTH      INCOME     EQUITY-INCOME
                                              -------------   --------------   ---------   ---------   ---------   -------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................   $6,399,666       $ 416,787      $  38,426   $  14,425   $      --     $      --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............           --              --             --          --     229,432       392,179
Investment in shares of T. Rowe Price
  International Series, Inc.................           --              --             --          --          --            --
Investments in shares of Delaware Group
  Premium Fund..............................           --              --             --          --          --            --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............           --              --             --          --          --            --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................           --              --             --          --          --            --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............           --              --             --          --          --            --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...           --              --             --          --          --             2
                                               ----------       ---------      ---------   ---------   ---------     ---------
  Total assets..............................    6,399,666         416,787         38,426      14,425     229,432       392,181

LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...            1              --              3          --          --            --
                                               ----------       ---------      ---------   ---------   ---------     ---------
  Net assets................................   $6,399,665       $ 416,787      $  38,423   $  14,425   $ 229,432     $ 392,181
                                               ==========       =========      =========   =========   =========     =========

Net asset distribution by category:
  Variable life policies....................   $6,399,665       $ 416,787      $  38,423   $  14,425   $ 229,432     $ 392,181
                                               ==========       =========      =========   =========   =========     =========

Units outstanding, December 31, 1999........    2,891,414         168,585         22,820      12,251     149,451       188,109
Net asset value per unit, December 31,
  1999......................................   $ 2.213334       $2.472283      $1.683890   $1.177443   $1.535166     $2.084855

                                               FIDELITY    FIDELITY      FIDELITY
                                                 VIP          VIP      VIP II ASSET
                                                GROWTH     OVERSEAS      MANAGER
                                              ----------   ---------   ------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................  $       --   $      --    $      --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............   2,011,071     121,440      942,626
Investment in shares of T. Rowe Price
  International Series, Inc.................          --          --           --
Investments in shares of Delaware Group
  Premium Fund..............................          --          --           --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............          --          --           --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................          --          --           --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............          --          --           --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...          --          --           --
                                              ----------   ---------    ---------
  Total assets..............................   2,011,071     121,440      942,626
LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...           6          --            5
                                              ----------   ---------    ---------
  Net assets................................  $2,011,065   $ 121,440    $ 942,621
                                              ==========   =========    =========
Net asset distribution by category:
  Variable life policies....................  $2,011,065   $ 121,440    $ 942,621
                                              ==========   =========    =========
Units outstanding, December 31, 1999........     594,798      55,613      474,523
Net asset value per unit, December 31,
  1999......................................  $ 3.381090   $2.183667    $1.986462

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1999

                                                                T. ROWE PRICE     DGPF                         DGPF
                                              FIDELITY VIP II   INTERNATIONAL   GROWTH &        DGPF          Capital
                                                 INDEX 500          STOCK       INCOME(a)   Delchester(a)   Reserves(a)
                                              ---------------   -------------   ---------   -------------   -----------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................    $        --       $      --     $     --      $      --      $      --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............     52,967,255              --           --             --             --
Investment in shares of T. Rowe Price
  International Series, Inc.................             --         670,974           --             --             --
Investments in shares of Delaware Group
  Premium Fund..............................             --              --           --             --             --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............             --              --           --             --             --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................             --              --           --             --             --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............             --              --           --             --             --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...             --              --           --             --             --
                                                -----------       ---------     ---------     ---------      ---------
  Total assets..............................     52,967,255         670,974           --             --             --

LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...            123               6           --             --             --
                                                -----------       ---------     ---------     ---------      ---------
  Net assets................................    $52,967,132       $ 670,968     $     --      $      --      $      --
                                                ===========       =========     =========     =========      =========

Net asset distribution by category:
  Variable life policies....................    $52,967,132       $ 670,968     $     --      $      --      $      --
                                                ===========       =========     =========     =========      =========

Units outstanding, December 31, 1999........     46,033,157         377,847           --             --             --
Net asset value per unit, December 31,
  1999......................................    $  1.150630       $1.775768     $1.000000     $1.000000      $1.000000

                                                 DGPF                      DGPF           DGPF
                                                 Cash         DGPF       Delaware     International
                                              Reserves(a)   DelCap(a)   Balanced(a)      Equity
                                              -----------   ---------   -----------   -------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................   $      --    $     --     $      --     $        --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............          --          --            --              --
Investment in shares of T. Rowe Price
  International Series, Inc.................          --          --            --              --
Investments in shares of Delaware Group
  Premium Fund..............................          --          --            --      44,794,844
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............          --          --            --              --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................          --          --            --              --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............          --          --            --              --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...          --          --            --              --
                                               ---------    ---------    ---------     -----------
  Total assets..............................          --          --            --      44,794,844
LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...          --          --            --               3
                                               ---------    ---------    ---------     -----------
  Net assets................................   $      --    $     --     $      --     $44,794,841
                                               =========    =========    =========     ===========
Net asset distribution by category:
  Variable life policies....................   $      --    $     --     $      --     $44,794,841
                                               =========    =========    =========     ===========
Units outstanding, December 31, 1999........          --          --            --      30,064,075
Net asset value per unit, December 31,
  1999......................................   $1.000000    $1.000000    $1.000000     $  1.489979

(a) For the year ended 12/31/99, there were no transactions.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1999

                                                 DGPF                    DGPF                     DGPF          DGPF
                                              SMALL CAP      DGPF      Strategic     DGPF       Emerging       Social
                                               VALUE(a)    Trend(a)    Income(a)   Devon(a)    Markets(a)   Awareness(a)
                                              ----------   ---------   ---------   ---------   ----------   ------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................  $      --    $      --   $     --    $      --   $      --     $      --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............         --           --         --           --          --            --
Investment in shares of T. Rowe Price
  International Series, Inc.................         --           --         --           --          --            --
Investments in shares of Delaware Group
  Premium Fund..............................         --           --         --           --          --            --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............         --           --         --           --          --            --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................         --           --         --           --          --            --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............         --           --         --           --          --            --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...         --           --         --           --          --            --
                                              ---------    ---------   ---------   ---------   ---------     ---------
  Total assets..............................         --           --         --           --          --            --

LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...         --           --         --           --          --            --
                                              ---------    ---------   ---------   ---------   ---------     ---------
  Net assets................................  $      --    $      --   $     --    $      --   $      --     $      --
                                              =========    =========   =========   =========   =========     =========

Net asset distribution by category:
  Variable life policies....................  $      --    $      --   $     --    $      --   $      --     $      --
                                              =========    =========   =========   =========   =========     =========

Units outstanding, December 31, 1999........         --           --         --           --          --            --
Net asset value per unit, December 31,
  1999......................................  $1.000000    $1.000000   $1.000000   $1.000000   $1.000000     $1.000000

                                                             DGPF
                                                DGPF      Aggressive     DGPF U.S.
                                               REIT(a)    Growth(a)      Growth(a)
                                              ---------   ----------   -------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................  $      --   $      --      $      --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............         --          --             --
Investment in shares of T. Rowe Price
  International Series, Inc.................         --          --             --
Investments in shares of Delaware Group
  Premium Fund..............................         --          --             --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............         --          --             --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................         --          --             --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............         --          --             --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...         --          --             --
                                              ---------   ---------      ---------
  Total assets..............................         --          --             --
LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...         --          --             --
                                              ---------   ---------      ---------
  Net assets................................  $      --   $      --      $      --
                                              =========   =========      =========
Net asset distribution by category:
  Variable life policies....................  $      --   $      --      $      --
                                              =========   =========      =========
Units outstanding, December 31, 1999........         --          --             --
Net asset value per unit, December 31,
  1999......................................  $1.000000   $1.000000      $1.000000

(a) For the year ended 12/31/99, there were no transactions.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1999

                                               INVESCO      INVESCO                        MFVAT U.S.          MFVAT
                                              VIF EQUITY   VIF TOTAL    MORGAN STANLEY     GOVERNMENT          Asset
                                               INCOME*       RETURN      FIXED INCOME       INCOME(a)      Allocation(a)
                                              ----------   ----------   --------------   ---------------   -------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................  $      --    $      --     $        --        $      --        $      --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............         --           --              --               --               --
Investment in shares of T. Rowe Price
  International Series, Inc.................         --           --              --               --               --
Investments in shares of Delaware Group
  Premium Fund..............................         --           --              --               --               --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............     10,555       27,685              --               --               --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................         --           --      29,912,451               --               --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............         --           --              --               --               --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...         --           --              12               --               --
                                              ---------    ---------     -----------        ---------        ---------
  Total assets..............................     10,555       27,685      29,912,463               --               --

LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...         --           --              --               --               --
                                              ---------    ---------     -----------        ---------        ---------
  Net assets................................  $  10,555    $  27,685     $29,912,463        $      --        $      --
                                              =========    =========     ===========        =========        =========

Net asset distribution by category:
  Variable life policies....................  $  10,555    $  27,685     $29,912,463        $      --        $      --
                                              =========    =========     ===========        =========        =========

Units outstanding, December 31, 1999........      5,713       19,938      28,095,948               --               --
Net asset value per unit, December 31,
  1999......................................  $1.847415    $1.388528     $  1.064654        $1.000000        $1.000000

                                                MFVAT
                                               Growth       MFVAT         MFVAT
                                                  &        Capital    International
                                              Income(a)   Growth(a)     Equity(a)
                                              ---------   ---------   -------------
ASSETS:
Investments in shares of Allmerica
  Investment Trust..........................  $     --    $     --      $      --
Investments in shares of Fidelity Variable
  Insurance Products Funds (VIP)............        --          --             --
Investment in shares of T. Rowe Price
  International Series, Inc.................        --          --             --
Investments in shares of Delaware Group
  Premium Fund..............................        --          --             --
Investments in shares of INVESCO Variable
  Investment Funds, Inc. (VIF)..............        --          --             --
Investment in shares of Morgan Stanley
  Universal Funds, Inc......................        --          --             --
Investments in shares of Mutual Fund
  Variable Annuity Trust (MFVAT)............        --          --             --
Receivable from Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...        --          --             --
                                              ---------   ---------     ---------
  Total assets..............................        --          --             --
LIABILITIES:
Payable to Allmerica Financial Life
  Insurance and Annuity Company (Sponsor)...        --          --             --
                                              ---------   ---------     ---------
  Net assets................................  $     --    $     --      $      --
                                              =========   =========     =========
Net asset distribution by category:
  Variable life policies....................  $     --    $     --      $      --
                                              =========   =========     =========
Units outstanding, December 31, 1999........        --          --             --
Net asset value per unit, December 31,
  1999......................................  $1.000000   $1.000000     $1.000000

 * Name changed. See Note 1.
(a) For the year ended 12/31/99, there were no transactions.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                            STATEMENTS OF OPERATIONS

                                                  GROWTH                       INVESTMENT GRADE INCOME
                                            FOR THE YEAR ENDED                   FOR THE YEAR ENDED
                                               DECEMBER 31,                         DECEMBER 31,
                                     --------------------------------    -----------------------------------
                                       1999        1998        1997         1999          1998        1997
                                     --------    --------    --------    -----------    --------    --------
INVESTMENT INCOME:
  Dividends......................    $ 23,481    $ 24,155    $ 19,495    $ 1,343,154    $882,578    $611,287

EXPENSES:
  Mortality and expense risk
    fees.........................       5,592      12,008       6,270        117,498      92,564      61,160
                                     --------    --------    --------    -----------    --------    --------
    Net investment income
      (loss).....................      17,889      12,147      13,225      1,225,656     790,014     550,127
                                     --------    --------    --------    -----------    --------    --------

REALIZED AND UNREALIZED GAIN
  (LOSS)
  ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors......     286,696      21,129     282,628         18,099          --          --
  Net realized gain (loss) from
    sales of investments.........      47,530      (4,698)     22,096        (42,607)     20,005       7,069
                                     --------    --------    --------    -----------    --------    --------
    Net realized gain (loss).....     334,226      16,431     304,724        (24,508)     20,005       7,069
  Net unrealized gain (loss).....     456,438     330,418     (57,127)    (1,572,308)    166,355     282,868
                                     --------    --------    --------    -----------    --------    --------

    Net realized and unrealized
      gain (loss)................     790,664     346,849     247,597     (1,596,816)    186,360     289,937
                                     --------    --------    --------    -----------    --------    --------
    Net increase (decrease) in
      net assets from
      operations.................    $808,553    $358,996    $260,822    $  (371,160)   $976,374    $840,064
                                     ========    ========    ========    ===========    ========    ========

                                             MONEY MARKET                           EQUITY INDEX
                                          FOR THE YEAR ENDED                     FOR THE YEAR ENDED
                                             DECEMBER 31,                           DECEMBER 31,
                                   --------------------------------    ---------------------------------------
                                     1999        1998        1997         1999           1998          1997
                                   --------    --------    --------    -----------    ----------    ----------
INVESTMENT INCOME:
  Dividends......................  $63,607     $222,239    $168,681    $   130,745    $  340,554    $   99,982
EXPENSES:
  Mortality and expense risk
    fees.........................    7,616       21,736      24,667         97,822       122,802        49,283
                                   -------     --------    --------    -----------    ----------    ----------
    Net investment income
      (loss).....................   55,991      200,503     144,014         32,923       217,752        50,699
                                   -------     --------    --------    -----------    ----------    ----------
REALIZED AND UNREALIZED GAIN
  (LOSS)
  ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors......       --           --          --          3,576     1,091,932       231,984
  Net realized gain (loss) from
    sales of investments.........       --           --          --     11,658,579       313,038        57,606
                                   -------     --------    --------    -----------    ----------    ----------
    Net realized gain (loss).....       --           --          --     11,662,155     1,404,970       289,590
  Net unrealized gain (loss).....       --           --          --     (7,166,459)    5,974,791     1,759,333
                                   -------     --------    --------    -----------    ----------    ----------
    Net realized and unrealized
      gain (loss)................       --           --          --      4,495,696     7,379,761     2,048,923
                                   -------     --------    --------    -----------    ----------    ----------
    Net increase (decrease) in
      net assets from
      operations.................  $55,991     $200,503    $144,014    $ 4,528,619    $7,597,513    $2,099,622
                                   =======     ========    ========    ===========    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                             GOVERNMENT BOND                 SELECT AGGRESSIVE GROWTH
                                            FOR THE YEAR ENDED                  FOR THE YEAR ENDED
                                               DECEMBER 31,                        DECEMBER 31,
                                     --------------------------------    --------------------------------
                                       1999        1998        1997        1999        1998        1997
                                     --------    --------    --------    --------    --------    --------
INVESTMENT INCOME:
  Dividends......................     $1,412      $  911       $837      $     --    $    --     $    --

EXPENSES:
  Mortality and expense risk
    fees.........................         78         103         19         5,695      3,950         706
                                      ------      ------       ----      --------    -------     -------
    Net investment income
      (loss).....................      1,334         808        818        (5,695)    (3,950)       (706)
                                      ------      ------       ----      --------    -------     -------

REALIZED AND UNREALIZED GAIN
  (LOSS)
  ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors......         --          --         --            --         --      17,916
  Net realized gain (loss) from
    sales of investments.........       (153)        926          1        16,919     (3,058)        748
                                      ------      ------       ----      --------    -------     -------
    Net realized gain (loss).....       (153)        926          1        16,919     (3,058)     18,664
  Net unrealized gain (loss).....       (596)         83        (88)      356,020     42,784       3,863
                                      ------      ------       ----      --------    -------     -------

    Net realized and unrealized
      gain (loss)................       (749)      1,009        (87)      372,939     39,726      22,527
                                      ------      ------       ----      --------    -------     -------
    Net increase (decrease) in
      net assets from
      operations.................     $  585      $1,817       $731      $367,244    $35,776     $21,821
                                      ======      ======       ====      ========    =======     =======

                                               SELECT GROWTH                     SELECT GROWTH AND INCOME
                                             FOR THE YEAR ENDED                     FOR THE YEAR ENDED
                                                DECEMBER 31,                           DECEMBER 31,
                                   --------------------------------------    --------------------------------
                                      1999          1998          1997         1999        1998        1997
                                   ----------    ----------    ----------    --------    --------    --------
INVESTMENT INCOME:
  Dividends......................  $    8,328    $    7,079    $   20,160    $ 3,501     $ 2,753      $1,134
EXPENSES:
  Mortality and expense risk
    fees.........................      83,487        58,229        39,740      1,862       1,576         365
                                   ----------    ----------    ----------    -------     -------      ------
    Net investment income
      (loss).....................     (75,159)      (51,150)      (19,580)     1,639       1,177         769
                                   ----------    ----------    ----------    -------     -------      ------
REALIZED AND UNREALIZED GAIN
  (LOSS)
  ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors......     529,243        93,491       363,902     23,247         922      13,936
  Net realized gain (loss) from
    sales of investments.........     518,323       576,009        51,101      1,849       1,778         296
                                   ----------    ----------    ----------    -------     -------      ------
    Net realized gain (loss).....   1,047,566       669,500       415,003     25,096       2,700      14,232
  Net unrealized gain (loss).....   3,239,541     2,339,939     1,431,596     22,927      25,056      (5,403)
                                   ----------    ----------    ----------    -------     -------      ------
    Net realized and unrealized
      gain (loss)................   4,287,107     3,009,439     1,846,599     48,023      27,756       8,829
                                   ----------    ----------    ----------    -------     -------      ------
    Net increase (decrease) in
      net assets from
      operations.................  $4,211,948    $2,958,289    $1,827,019    $49,662     $28,933      $9,598
                                   ==========    ==========    ==========    =======     =======      ======

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                          SELECT VALUE OPPORTUNITY              SELECT INTERNATIONAL EQUITY
                                             FOR THE YEAR ENDED                      FOR THE YEAR ENDED
                                                DECEMBER 31,                            DECEMBER 31,
                                     -----------------------------------    ------------------------------------
                                        1999          1998        1997         1999          1998         1997
                                     -----------    --------    --------    ----------    ----------    --------
INVESTMENT INCOME:
  Dividends......................    $       118    $ 5,317     $ 1,289     $       --    $  117,829    $131,715

EXPENSES:
  Mortality and expense risk
    fees.........................         64,483      2,543         633         42,211        53,990      35,909
                                     -----------    -------     -------     ----------    ----------    --------
    Net investment income
      (loss).....................        (64,365)     2,774         656        (42,211)       63,839      95,806
                                     -----------    -------     -------     ----------    ----------    --------

REALIZED AND UNREALIZED GAIN
  (LOSS)
  ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors......      1,173,968      1,651      30,900             --            --     182,156
  Net realized gain (loss) from
    sales of investments.........        (58,716)    (3,746)        700        803,256        77,352      11,256
                                     -----------    -------     -------     ----------    ----------    --------
    Net realized gain (loss).....      1,115,252     (2,095)     31,600        803,256        77,352     193,412
  Net unrealized gain (loss).....     (2,332,303)    16,497      (5,610)       900,525     1,085,145     (15,069)
                                     -----------    -------     -------     ----------    ----------    --------

    Net realized and unrealized
      gain (loss)................     (1,217,051)    14,402      25,990      1,703,781     1,162,497     178,343
                                     -----------    -------     -------     ----------    ----------    --------
    Net increase (decrease) in
      net assets from
      operations.................    $(1,281,416)   $17,176     $26,646     $1,661,570    $1,226,336    $274,149
                                     ===========    =======     =======     ==========    ==========    ========

                                                                           SELECT EMERGING MARKETS
                                     SELECT CAPITAL APPRECIATION
                                          FOR THE YEAR ENDED             FOR THE           FOR THE
                                             DECEMBER 31,               YEAR ENDED         PERIOD
                                   --------------------------------    DECEMBER 31,      11/9/98* TO
                                     1999        1998        1997          1999           12/31/98
                                   --------    --------    --------    ------------    ---------------
INVESTMENT INCOME:
  Dividends......................  $    --     $     --     $   --        $  100       $            --
EXPENSES:
  Mortality and expense risk
    fees.........................    1,681          914        204            40                    --
                                   -------     --------     ------        ------       ---------------
    Net investment income
      (loss).....................   (1,681)        (914)      (204)           60                    --
                                   -------     --------     ------        ------       ---------------
REALIZED AND UNREALIZED GAIN
  (LOSS)
  ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors......      412       37,550         --            --                    --
  Net realized gain (loss) from
    sales of investments.........       28         (803)       544            21                    --
                                   -------     --------     ------        ------       ---------------
    Net realized gain (loss).....      440       36,747        544            21                    --
  Net unrealized gain (loss).....   74,213      (13,375)     6,529         5,716                    --
                                   -------     --------     ------        ------       ---------------
    Net realized and unrealized
      gain (loss)................   74,653       23,372      7,073         5,737                    --
                                   -------     --------     ------        ------       ---------------
    Net increase (decrease) in
      net assets from
      operations.................  $72,972     $ 22,458     $6,869        $5,797       $            --
                                   =======     ========     ======        ======       ===============

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                SELECT STRATEGIC        FIDELITY VIP HIGH INCOME
                                                     GROWTH                FOR THE YEAR ENDED
                                                    FOR THE                   DECEMBER 31,
                                                 PERIOD 3/5/99*     --------------------------------
                                                  TO 12/31/99         1999        1998        1997
                                                ----------------    --------    --------    --------
INVESTMENT INCOME:
  Dividends.................................          $ 40          $ 8,271     $ 3,501      $  351

EXPENSES:
  Mortality and expense risk fees...........            20              783         354         119
                                                      ----          -------     -------      ------
    Net investment income (loss)............            20            7,488       3,147         232
                                                      ----          -------     -------      ------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors................................            --              309       2,225          43
  Net realized gain (loss) from sales of
    investments.............................           (17)          (2,862)       (683)         94
                                                      ----          -------     -------      ------
    Net realized gain (loss)................           (17)          (2,553)      1,542         137
  Net unrealized gain (loss)................           918            2,236      (8,346)      2,892
                                                      ----          -------     -------      ------

    Net realized and unrealized gain
      (loss)................................           901             (317)     (6,804)      3,029
                                                      ----          -------     -------      ------
    Net increase (decrease) in net assets
      from
      operations............................          $921          $ 7,171     $(3,657)     $3,261
                                                      ====          =======     =======      ======

                                                 FIDELITY VIP EQUITY-INCOME             FIDELITY VIP GROWTH
                                                     FOR THE YEAR ENDED                  FOR THE YEAR ENDED
                                                        DECEMBER 31,                        DECEMBER 31,
                                              --------------------------------    --------------------------------
                                                1999        1998        1997        1999        1998        1997
                                              --------    --------    --------    --------    --------    --------
INVESTMENT INCOME:
  Dividends.................................   $2,402     $   898      $   91     $  2,233    $  1,819    $ 2,224
EXPENSES:
  Mortality and expense risk fees...........    1,479         569         177        6,781       2,312      1,311
                                               ------     -------      ------     --------    --------    -------
    Net investment income (loss)............      923         329         (86)      (4,548)       (493)       913
                                               ------     -------      ------     --------    --------    -------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors................................    5,309       3,197         457      140,400      47,583      9,956
  Net realized gain (loss) from sales of
    investments.............................    3,125         802         242      114,230      37,911     16,498
                                               ------     -------      ------     --------    --------    -------
    Net realized gain (loss)................    8,434       3,999         699      254,630      85,494     26,454
  Net unrealized gain (loss)................     (277)      5,752       5,483      242,219     115,549     43,944
                                               ------     -------      ------     --------    --------    -------
    Net realized and unrealized gain
      (loss)................................    8,157       9,751       6,182      496,849     201,043     70,398
                                               ------     -------      ------     --------    --------    -------
    Net increase (decrease) in net assets
      from
      operations............................   $9,080     $10,080      $6,096     $492,301    $200,550    $71,311
                                               ======     =======      ======     ========    ========    =======

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                     FIDELITY VIP OVERSEAS                  FIDELITY VIP II
                                                            FOR THE                          ASSET MANAGER
                                                           YEAR ENDED                      FOR THE YEAR ENDED
                                                          DECEMBER 31,                        DECEMBER 31,
                                                --------------------------------    --------------------------------
                                                  1999        1998        1997        1999        1998        1997
                                                --------    --------    --------    --------    --------    --------
INVESTMENT INCOME:
  Dividends.................................    $ 1,054      $1,056      $  344     $20,569     $11,971     $ 6,739

EXPENSES:
  Mortality and expense risk fees...........        502         338         205       1,247       2,662         994
                                                -------      ------      ------     -------     -------     -------
    Net investment income (loss)............        552         718         139      19,322       9,309       5,745
                                                -------      ------      ------     -------     -------     -------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors................................      1,699       3,112       1,365      26,054      35,913      16,905
  Net realized gain (loss) from sales of
    investments.............................      1,721         165         201       1,785       5,268         499
                                                -------      ------      ------     -------     -------     -------
    Net realized gain (loss)................      3,420       3,277       1,566      27,839      41,181      17,404
  Net unrealized gain (loss)................     30,111       1,086         285      12,862      15,917      28,899
                                                -------      ------      ------     -------     -------     -------

    Net realized and unrealized gain
      (loss)................................     33,531       4,363       1,851      40,701      57,098      46,303
                                                -------      ------      ------     -------     -------     -------
    Net increase (decrease) in net assets
      from
      operations............................    $34,083      $5,081      $1,990     $60,023     $66,407     $52,048
                                                =======      ======      ======     =======     =======     =======

                                                FIDELITY VIP II               T. ROWE PRICE
                                                   INDEX 500               INTERNATIONAL STOCK
                                                                            FOR THE YEAR ENDED
                                                    FOR THE                    DECEMBER 31,
                                                    PERIOD           --------------------------------
                                              5/4/99* TO 12/31/99      1999        1998        1997
                                              -------------------    --------    --------    --------
INVESTMENT INCOME:
  Dividends.................................       $       --        $  2,334    $ 4,272      $  898
EXPENSES:
  Mortality and expense risk fees...........           56,677           2,485      1,337         560
                                                   ----------        --------    -------      ------
    Net investment income (loss)............          (56,677)           (151)     2,935         338
                                                   ----------        --------    -------      ------
REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors................................               --           7,335      1,508       1,272
  Net realized gain (loss) from sales of
    investments.............................            1,274           1,538        318         183
                                                   ----------        --------    -------      ------
    Net realized gain (loss)................            1,274           8,873      1,826       1,455
  Net unrealized gain (loss)................        4,566,606         144,131     23,676        (326)
                                                   ----------        --------    -------      ------
    Net realized and unrealized gain
      (loss)................................        4,567,880         153,004     25,502       1,129
                                                   ----------        --------    -------      ------
    Net increase (decrease) in net assets
      from
      operations............................       $4,511,203        $152,853    $28,437      $1,467
                                                   ==========        ========    =======      ======

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                                                     INVESCO VIF
                                         DGPF INTERNATIONAL EQUITY                 EQUITY INCOME**
                                             FOR THE YEAR ENDED                   FOR THE YEAR ENDED
                                                DECEMBER 31,                         DECEMBER 31,
                                     ----------------------------------    --------------------------------
                                        1999         1998        1997        1999        1998        1997
                                     ----------    --------    --------    --------    --------    --------
INVESTMENT INCOME:
  Dividends......................    $  183,862    $ 11,680     $ 118       $  123      $  150      $  112

EXPENSES:
  Mortality and expense risk
    fees.........................        50,747      16,877       251           39          38          23
                                     ----------    --------     -----       ------      ------      ------
    Net investment income
      (loss).....................       133,115      (5,197)     (133)          84         112          89
                                     ----------    --------     -----       ------      ------      ------

REALIZED AND UNREALIZED GAIN
  (LOSS)
  ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors......        13,428          --        --           55         311         398
  Net realized gain (loss) from
    sales of investments.........        20,862       7,893       164          234         401          25
                                     ----------    --------     -----       ------      ------      ------
    Net realized gain (loss).....        34,290       7,893       164          289         712         423
  Net unrealized gain (loss).....     2,827,542     442,761      (695)         947         312         752
                                     ----------    --------     -----       ------      ------      ------

    Net realized and unrealized
      gain (loss)................     2,861,832     450,654      (531)       1,236       1,024       1,175
                                     ----------    --------     -----       ------      ------      ------
    Net increase (decrease) in
      net assets from
      operations.................    $2,994,947    $445,457     $(664)      $1,320      $1,136      $1,264
                                     ==========    ========     =====       ======      ======      ======

                                             INVESCO VIF                MORGAN STANLEY FIXED INCOME
                                             TOTAL RETURN
                                          FOR THE YEAR ENDED             FOR THE           FOR THE
                                             DECEMBER 31,               YEAR ENDED         PERIOD
                                   --------------------------------    DECEMBER 31,      2/17/98* TO
                                     1999        1998        1997          1999           12/31/98
                                   --------    --------    --------    ------------      -----------
INVESTMENT INCOME:
  Dividends......................  $   642      $1,276      $1,045     $ 1,356,031        $648,460
EXPENSES:
  Mortality and expense risk
    fees.........................      149         257         137          78,341          35,898
                                   -------      ------      ------     -----------        --------
    Net investment income
      (loss).....................      493       1,019         908       1,277,690         612,562
                                   -------      ------      ------     -----------        --------
REALIZED AND UNREALIZED GAIN
  (LOSS)
  ON INVESTMENTS:
  Realized gain distributions
    from portfolio sponsors......      107       1,325         245           3,424         256,451
  Net realized gain (loss) from
    sales of investments.........    4,008         553          31         (11,666)          8,635
                                   -------      ------      ------     -----------        --------
    Net realized gain (loss).....    4,115       1,878         276          (8,242)        265,086
  Net unrealized gain (loss).....   (5,835)      2,122       5,287      (1,680,097)       (179,067)
                                   -------      ------      ------     -----------        --------
    Net realized and unrealized
      gain (loss)................   (1,720)      4,000       5,563      (1,688,339)         86,019
                                   -------      ------      ------     -----------        --------
    Net increase (decrease) in
      net assets from
      operations.................  $(1,227)     $5,019      $6,471     $  (410,649)       $698,581
                                   =======      ======      ======     ===========        ========

 * Date of initial investment.
** Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                      GROWTH
                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                       ------------------------------------
                                                          1999         1998         1997
                                                       ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).....................  $   17,889   $   12,147   $   13,225
    Net realized gain (loss).........................     334,226       16,431      304,724
    Net unrealized gain (loss).......................     456,438      330,418      (57,127)
                                                       ----------   ----------   ----------
    Net increase (decrease) in net assets from
      operations.....................................     808,553      358,996      260,822
                                                       ----------   ----------   ----------

  FROM POLICY TRANSACTIONS:
    Net premiums.....................................     873,749      675,094      793,195
    Terminations.....................................    (337,479)     (48,810)      (2,053)
    Insurance and other charges......................     (13,900)      (7,692)      (3,267)
    Transfers between sub-accounts (including fixed
      account), net..................................     540,030      (72,668)      75,006
    Other transfers from (to) the General Account....     116,813          492       (6,615)
    Net increase (decrease) in investment by
      Sponsor........................................          --           --           --
                                                       ----------   ----------   ----------
    Net increase (decrease) in net assets from policy
      transactions...................................   1,179,213      546,416      856,266
                                                       ----------   ----------   ----------
    Net increase (decrease) in net assets............   1,987,766      905,412    1,117,088

NET ASSETS:
  Beginning of year..................................   2,680,726    1,775,314      658,226
                                                       ----------   ----------   ----------
  End of year........................................  $4,668,492   $2,680,726   $1,775,314
                                                       ==========   ==========   ==========

                                                              INVESTMENT GRADE INCOME
                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                       --------------------------------------
                                                          1999          1998          1997
                                                       -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).....................  $ 1,225,656   $   790,014   $  550,127
    Net realized gain (loss).........................      (24,508)       20,005        7,069
    Net unrealized gain (loss).......................   (1,572,308)      166,355      282,868
                                                       -----------   -----------   ----------
    Net increase (decrease) in net assets from
      operations.....................................     (371,160)      976,374      840,064
                                                       -----------   -----------   ----------
  FROM POLICY TRANSACTIONS:
    Net premiums.....................................    8,011,892     2,981,137    9,313,499
    Terminations.....................................      (13,958)      (53,707)          --
    Insurance and other charges......................     (633,839)     (451,085)    (447,871)
    Transfers between sub-accounts (including fixed
      account), net..................................    2,113,615     2,055,119      138,291
    Other transfers from (to) the General Account....       (6,858)          892          402
    Net increase (decrease) in investment by
      Sponsor........................................           --          (265)          --
                                                       -----------   -----------   ----------
    Net increase (decrease) in net assets from policy
      transactions...................................    9,470,852     4,532,091    9,004,321
                                                       -----------   -----------   ----------
    Net increase (decrease) in net assets............    9,099,692     5,508,465    9,844,385
NET ASSETS:
  Beginning of year..................................   15,353,080     9,844,615          230
                                                       -----------   -----------   ----------
  End of year........................................  $24,452,772   $15,353,080   $9,844,615
                                                       ===========   ===========   ==========

                                                                     MONEY MARKET
                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                       ----------------------------------------
                                                          1999           1998          1997
                                                       -----------   ------------   -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).....................  $   55,991    $    200,503   $   144,014
    Net realized gain (loss).........................          --              --            --
    Net unrealized gain (loss).......................          --              --            --
                                                       ----------    ------------   -----------
    Net increase (decrease) in net assets from
      operations.....................................      55,991         200,503       144,014
                                                       ----------    ------------   -----------
  FROM POLICY TRANSACTIONS:
    Net premiums.....................................   6,325,820       1,928,083    30,656,799
    Terminations.....................................     (69,826)        (47,901)          (31)
    Insurance and other charges......................    (709,087)       (830,359)     (704,864)
    Transfers between sub-accounts (including fixed
      account), net..................................    (391,608)    (29,510,393)   (1,673,588)
    Other transfers from (to) the General Account....     (10,636)           (771)           35
    Net increase (decrease) in investment by
      Sponsor........................................          --              --            --
                                                       ----------    ------------   -----------
    Net increase (decrease) in net assets from policy
      transactions...................................   5,144,663     (28,461,341)   28,278,351
                                                       ----------    ------------   -----------
    Net increase (decrease) in net assets............   5,200,654     (28,260,838)   28,422,365
NET ASSETS:
  Beginning of year..................................     239,626      28,500,464        78,099
                                                       ----------    ------------   -----------
  End of year........................................  $5,440,280    $    239,626   $28,500,464
                                                       ==========    ============   ===========

                                                                    EQUITY INDEX
                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                       ---------------------------------------
                                                           1999          1998          1997
                                                       ------------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).....................  $     32,923   $   217,752   $   50,699
    Net realized gain (loss).........................    11,662,155     1,404,970      289,590
    Net unrealized gain (loss).......................    (7,166,459)    5,974,791    1,759,333
                                                       ------------   -----------   ----------
    Net increase (decrease) in net assets from
      operations.....................................     4,528,619     7,597,513    2,099,622
                                                       ------------   -----------   ----------
  FROM POLICY TRANSACTIONS:
    Net premiums.....................................     2,363,320    17,533,507    6,793,979
    Terminations.....................................      (172,583)      (86,149)        (198)
    Insurance and other charges......................      (587,637)     (998,917)    (364,580)
    Transfers between sub-accounts (including fixed
      account), net..................................   (49,801,441)   13,535,625        8,426
    Other transfers from (to) the General Account....        (2,377)        5,188          (34)
    Net increase (decrease) in investment by
      Sponsor........................................            --            --           --
                                                       ------------   -----------   ----------
    Net increase (decrease) in net assets from policy
      transactions...................................   (48,200,718)   29,989,254    6,437,593
                                                       ------------   -----------   ----------
    Net increase (decrease) in net assets............   (43,672,099)   37,586,767    8,537,215
NET ASSETS:
  Beginning of year..................................    46,130,667     8,543,900        6,685
                                                       ------------   -----------   ----------
  End of year........................................  $  2,458,568   $46,130,667   $8,543,900
                                                       ============   ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                         GOVERNMENT BOND                  SELECT AGGRESSIVE GROWTH
                                                            YEAR ENDED                           YEAR ENDED
                                                           DECEMBER 31,                         DECEMBER 31,
                                                 --------------------------------    ----------------------------------
                                                   1999        1998        1997         1999         1998        1997
                                                 --------    --------    --------    ----------    --------    --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).............    $  1,334    $    808    $   818     $   (5,695)   $ (3,950)   $   (706)
    Net realized gain (loss).................        (153)        926          1         16,919      (3,058)     18,664
    Net unrealized gain (loss)...............        (596)         83        (88)       356,020      42,784       3,863
                                                 --------    --------    -------     ----------    --------    --------
    Net increase (decrease) in net assets
      from
      operations.............................         585       1,817        731        367,244      35,776      21,821
                                                 --------    --------    -------     ----------    --------    --------

  FROM POLICY TRANSACTIONS:
    Net premiums.............................      12,424      13,471      5,649        298,089     448,702      98,882
    Terminations.............................     (12,517)        (81)      (713)       (29,100)    (76,946)     (3,662)
    Insurance and other charges..............        (554)       (216)      (163)       (29,164)    (18,498)     (3,465)
    Transfers between sub-accounts (including
      fixed
      account), net..........................       3,007     (30,874)    31,189        (17,644)    181,020     115,907
    Other transfers from (to) the General
      Account................................        (583)       (389)        --        (17,822)     (3,910)      1,120
    Net increase (decrease) in investment by
      Sponsor................................          --          --         --             --          --          --
                                                 --------    --------    -------     ----------    --------    --------
    Net increase (decrease) in net assets
      from policy
      transactions...........................       1,777     (18,089)    35,962        204,359     530,368     208,782
                                                 --------    --------    -------     ----------    --------    --------
    Net increase (decrease) in net assets....       2,362     (16,272)    36,693        571,603     566,144     230,603

NET ASSETS:
  Beginning of year..........................      23,338      39,610      2,917        805,199     239,055       8,452
                                                 --------    --------    -------     ----------    --------    --------
  End of year................................    $ 25,700    $ 23,338    $39,610     $1,376,802    $805,199    $239,055
                                                 ========    ========    =======     ==========    ========    ========

                                                            SELECT GROWTH                      SELECT GROWTH AND INCOME
                                                              YEAR ENDED                              YEAR ENDED
                                                             DECEMBER 31,                            DECEMBER 31,
                                               ----------------------------------------    --------------------------------
                                                  1999           1998           1997         1999        1998        1997
                                               -----------    -----------    ----------    --------    --------    --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).............  $   (75,159)   $   (51,150)   $  (19,580)   $  1,639    $  1,177    $    769
    Net realized gain (loss).................    1,047,566        669,500       415,003      25,096       2,700      14,232
    Net unrealized gain (loss)...............    3,239,541      2,339,939     1,431,596      22,927      25,056      (5,403)
                                               -----------    -----------    ----------    --------    --------    --------
    Net increase (decrease) in net assets
      from
      operations.............................    4,211,948      2,958,289     1,827,019      49,662      28,933       9,598
                                               -----------    -----------    ----------    --------    --------    --------
  FROM POLICY TRANSACTIONS:
    Net premiums.............................    3,049,445      2,111,416     5,368,817      88,966     155,220      65,720
    Terminations.............................      (33,196)       (97,238)          (18)     (7,618)    (44,778)     (4,379)
    Insurance and other charges..............     (345,255)      (281,352)     (292,989)     (5,494)     (7,462)     (3,633)
    Transfers between sub-accounts (including
      fixed
      account), net..........................    2,130,460       (952,256)       76,402       3,125     (70,127)    101,691
    Other transfers from (to) the General
      Account................................       (8,787)         4,794         1,070        (639)     (1,320)        800
    Net increase (decrease) in investment by
      Sponsor................................           --             --            --          --          --          --
                                               -----------    -----------    ----------    --------    --------    --------
    Net increase (decrease) in net assets
      from policy
      transactions...........................    4,792,667        785,364     5,153,282      78,340      31,533     160,199
                                               -----------    -----------    ----------    --------    --------    --------
    Net increase (decrease) in net assets....    9,004,615      3,743,653     6,980,301     128,002      60,466     169,797
NET ASSETS:
  Beginning of year..........................   10,725,760      6,982,107         1,806     232,628     172,162       2,365
                                               -----------    -----------    ----------    --------    --------    --------
  End of year................................  $19,730,375    $10,725,760    $6,982,107    $360,630    $232,628    $172,162
                                               ===========    ===========    ==========    ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                           SELECT VALUE OPPORTUNITY                SELECT INTERNATIONAL EQUITY
                                                  YEAR ENDED                               YEAR ENDED
                                                 DECEMBER 31,                             DECEMBER 31,
                                      -----------------------------------    ---------------------------------------
                                         1999          1998        1997         1999           1998          1997
                                      -----------    --------    --------    -----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss)......................    $   (64,365)   $  2,774    $    656    $   (42,211)   $   63,839    $   95,806
    Net realized gain (loss)......      1,115,252      (2,095)     31,600        803,256        77,352       193,412
    Net unrealized gain (loss)....     (2,332,303)     16,497      (5,610)       900,525     1,085,145       (15,069)
                                      -----------    --------    --------    -----------    ----------    ----------
    Net increase (decrease) in net
      assets from
      operations..................     (1,281,416)     17,176      26,646      1,661,570     1,226,336       274,149
                                      -----------    --------    --------    -----------    ----------    ----------

  FROM POLICY TRANSACTIONS:
    Net premiums..................      7,573,904     245,642     151,059      1,382,581     1,910,773     5,449,561
    Terminations..................        (10,156)    (32,190)     (3,904)       (40,201)      (85,614)           (8)
    Insurance and other charges...       (504,046)    (12,119)     (4,266)      (135,408)     (257,943)     (259,243)
    Transfers between sub-accounts
      (including fixed
      account), net...............     14,728,048     182,286      59,070     (5,542,260)      655,125       108,744
    Other transfers from (to) the
      General Account.............          3,590      (2,227)        432         (5,159)       (6,961)          947
    Net increase (decrease) in
      investment by
      Sponsor.....................             --          --          --             --            --            --
                                      -----------    --------    --------    -----------    ----------    ----------
    Net increase (decrease) in net
      assets from policy
      transactions................     21,791,340     381,392     202,391     (4,340,447)    2,215,380     5,300,001
                                      -----------    --------    --------    -----------    ----------    ----------
    Net increase (decrease) in net
      assets......................     20,509,924     398,568     229,037     (2,678,877)    3,441,716     5,574,150

NET ASSETS:
  Beginning of year...............        633,602     235,034       5,997      9,078,542     5,636,826        62,676
                                      -----------    --------    --------    -----------    ----------    ----------
  End of year.....................    $21,143,526    $633,602    $235,034    $ 6,399,665    $9,078,542    $5,636,826
                                      ===========    ========    ========    ===========    ==========    ==========

                                      SELECT CAPITAL APPRECIATION          SELECT EMERGING MARKETS
                                               YEAR ENDED
                                              DECEMBER 31,               YEAR ENDED         PERIOD
                                    --------------------------------    DECEMBER 31,     FROM 11/9/98*
                                      1999        1998        1997          1999          TO 12/31/98
                                    --------    --------    --------    -------------    -------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss)......................  $ (1,681)   $   (914)   $  (204)       $    60            $--
    Net realized gain (loss)......       440      36,747        544             21             --
    Net unrealized gain (loss)....    74,213     (13,375)     6,529          5,716             --
                                    --------    --------    -------        -------            ---
    Net increase (decrease) in net
      assets from
      operations..................    72,972      22,458      6,869          5,797             --
                                    --------    --------    -------        -------            ---
  FROM POLICY TRANSACTIONS:
    Net premiums..................   118,843     105,063     53,911         21,690             11
    Terminations..................   (14,254)     (8,341)    (3,829)            --             --
    Insurance and other charges...    (9,399)     (5,861)    (1,570)          (399)            --
    Transfers between sub-accounts
      (including fixed
      account), net...............     4,812      69,728     (4,978)        11,082             --
    Other transfers from (to) the
      General Account.............    (4,275)       (344)       (16)           242             --
    Net increase (decrease) in
      investment by
      Sponsor.....................        --          --         --             --             --
                                    --------    --------    -------        -------            ---
    Net increase (decrease) in net
      assets from policy
      transactions................    95,727     160,245     43,518         32,615             11
                                    --------    --------    -------        -------            ---
    Net increase (decrease) in net
      assets......................   168,699     182,703     50,387         38,412             11
NET ASSETS:
  Beginning of year...............   248,088      65,385     14,998             11             --
                                    --------    --------    -------        -------            ---
  End of year.....................  $416,787    $248,088    $65,385        $38,423            $11
                                    ========    ========    =======        =======            ===

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                       SELECT STRATEGIC        FIDELITY VIP HIGH INCOME           FIDELITY VIP EQUITY-INCOME
                                            GROWTH                    YEAR ENDED                          YEAR ENDED
                                            PERIOD                   DECEMBER 31,                        DECEMBER 31,
                                         FROM 3/5/99*      --------------------------------    --------------------------------
                                         TO 12/31/99         1999        1998        1997        1999        1998        1997
                                       ----------------    --------    --------    --------    --------    --------    --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...        $    20         $  7,488    $ 3,147     $   232     $    923    $    329    $   (86)
    Net realized gain (loss).......            (17)          (2,553)     1,542         137        8,434       3,999        699
    Net unrealized gain (loss).....            918            2,236     (8,346)      2,892         (277)      5,752      5,483
                                           -------         --------    -------     -------     --------    --------    -------
    Net increase (decrease) in net
      assets from
      operations...................            921            7,171     (3,657)      3,261        9,080      10,080      6,096
                                           -------         --------    -------     -------     --------    --------    -------

  FROM POLICY TRANSACTIONS:
    Net premiums...................         12,853          180,207     36,812      37,542      187,400     116,536     49,237
    Terminations...................             --          (21,248)    (4,930)     (1,972)     (33,829)    (23,881)      (817)
    Insurance and other charges....         (1,346)         (15,258)    (3,521)     (1,317)     (15,364)     (6,484)    (1,985)
    Transfers between sub-accounts
      (including fixed
      account), net................          1,952           (6,975)    21,213       1,849       92,974       4,066      1,915
    Other transfers from (to) the
      General Account..............             45           (3,559)      (252)         15       (7,403)         25         89
    Net increase (decrease) in
      investment by
      Sponsor......................             --               --         --          --           --          --         --
                                           -------         --------    -------     -------     --------    --------    -------
    Net increase (decrease) in net
      assets from policy
      transactions.................         13,504          133,167     49,322      36,117      223,778      90,262     48,439
                                           -------         --------    -------     -------     --------    --------    -------
    Net increase (decrease) in net
      assets.......................         14,425          140,338     45,665      39,378      232,858     100,342     54,535

NET ASSETS:
  Beginning of year................             --           89,094     43,429       4,051      159,323      58,981      4,446
                                           -------         --------    -------     -------     --------    --------    -------
  End of year......................        $14,425         $229,432    $89,094     $43,429     $392,181    $159,323    $58,981
                                           =======         ========    =======     =======     ========    ========    =======

                                             FIDELITY VIP GROWTH
                                                  YEAR ENDED
                                                 DECEMBER 31,
                                     ------------------------------------
                                        1999          1998         1997
                                     ----------    ----------    --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...  $   (4,548)   $     (493)   $    913
    Net realized gain (loss).......     254,630        85,494      26,454
    Net unrealized gain (loss).....     242,219       115,549      43,944
                                     ----------    ----------    --------
    Net increase (decrease) in net
      assets from
      operations...................     492,301       200,550      71,311
                                     ----------    ----------    --------
  FROM POLICY TRANSACTIONS:
    Net premiums...................     444,886       267,715     137,061
    Terminations...................    (337,035)      (25,480)    (17,376)
    Insurance and other charges....     (37,954)       (8,916)     (4,065)
    Transfers between sub-accounts
      (including fixed
      account), net................     266,957       375,715    (169,900)
    Other transfers from (to) the
      General Account..............      30,447        (3,680)        199
    Net increase (decrease) in
      investment by
      Sponsor......................          --            --          --
                                     ----------    ----------    --------
    Net increase (decrease) in net
      assets from policy
      transactions.................     367,301       605,354     (54,081)
                                     ----------    ----------    --------
    Net increase (decrease) in net
      assets.......................     859,602       805,904      17,230
NET ASSETS:
  Beginning of year................   1,151,463       345,559     328,329
                                     ----------    ----------    --------
  End of year......................  $2,011,065    $1,151,463    $345,559
                                     ==========    ==========    ========

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                            FIDELITY VIP OVERSEAS           FIDELITY VIP II ASSET MANAGER
                                                  YEAR ENDED                          YEAR ENDED                 FIDELITY VIP II
                                                 DECEMBER 31,                        DECEMBER 31,                   INDEX 500
                                       --------------------------------    --------------------------------    PERIOD FROM 5/4/99*
                                         1999        1998        1997        1999        1998        1997          TO 12/31/99
                                       --------    --------    --------    --------    --------    --------    -------------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...    $    552    $    718    $   139     $ 19,322    $  9,309    $  5,745        $   (56,677)
    Net realized gain (loss).......       3,420       3,277      1,566       27,839      41,181      17,404              1,274
    Net unrealized gain (loss).....      30,111       1,086        285       12,862      15,917      28,899          4,566,606
                                       --------    --------    -------     --------    --------    --------        -----------
    Net increase (decrease) in net
      assets from
      operations...................      34,083       5,081      1,990       60,023      66,407      52,048          4,511,203
                                       --------    --------    -------     --------    --------    --------        -----------

  FROM POLICY TRANSACTIONS:
    Net premiums...................      33,875      38,586     31,760      333,909     216,035     142,926         16,597,260
    Terminations...................      (2,242)     (1,996)      (184)     (84,288)       (219)       (172)                --
    Insurance and other charges....      (4,895)     (3,619)    (1,796)      (4,448)       (759)       (455)          (418,198)
    Transfers between sub-accounts
      (including fixed
      account), net................         475     (20,410)       685      (34,218)     (2,565)    (14,401)        32,276,822
    Other transfers from (to) the
      General Account..............      (7,437)       (832)         2       23,270      (1,965)       (194)                45
    Net increase (decrease) in
      investment by
      Sponsor......................          --          --         --           --          --          --                 --
                                       --------    --------    -------     --------    --------    --------        -----------
    Net increase (decrease) in net
      assets from policy
      transactions.................      19,776      11,729     30,467      234,225     210,527     127,704         48,455,929
                                       --------    --------    -------     --------    --------    --------        -----------
    Net increase (decrease) in net
      assets.......................      53,859      16,810     32,457      294,248     276,934     179,752         52,967,132

NET ASSETS:
  Beginning of year................      67,581      50,771     18,314      648,373     371,439     191,687                 --
                                       --------    --------    -------     --------    --------    --------        -----------
  End of year......................    $121,440    $ 67,581    $50,771     $942,621    $648,373    $371,439        $52,967,132
                                       ========    ========    =======     ========    ========    ========        ===========

                                      T. ROWE PRICE INTERNATIONAL STOCK
                                                  YEAR ENDED
                                                 DECEMBER 31,
                                     ------------------------------------
                                       1999          1998          1997
                                     --------      --------      --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss)...  $   (151)     $  2,935      $   338
    Net realized gain (loss).......     8,873         1,826        1,455
    Net unrealized gain (loss).....   144,131        23,676         (326)
                                     --------      --------      -------
    Net increase (decrease) in net
      assets from
      operations...................   152,853        28,437        1,467
                                     --------      --------      -------
  FROM POLICY TRANSACTIONS:
    Net premiums...................   152,351       104,206       36,785
    Terminations...................    (4,759)       (2,000)          --
    Insurance and other charges....   (12,033)       (5,246)      (1,021)
    Transfers between sub-accounts
      (including fixed
      account), net................    10,736       148,557          533
    Other transfers from (to) the
      General Account..............      (323)          360           (1)
    Net increase (decrease) in
      investment by
      Sponsor......................        --            --           --
                                     --------      --------      -------
    Net increase (decrease) in net
      assets from policy
      transactions.................   145,972       245,877       36,296
                                     --------      --------      -------
    Net increase (decrease) in net
      assets.......................   298,825       274,314       37,763
NET ASSETS:
  Beginning of year................   372,143        97,829       60,066
                                     --------      --------      -------
  End of year......................  $670,968      $372,143      $97,829
                                     ========      ========      =======

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                          DGPF INTERNATIONAL EQUITY              INVESCO VIF EQUITY INCOME**
                                                 YEAR ENDED                               YEAR ENDED
                                                DECEMBER 31,                             DECEMBER 31,
                                    -------------------------------------    ------------------------------------
                                       1999           1998         1997        1999          1998          1997
                                    -----------    ----------    --------    --------      --------      --------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss)......................  $   133,115    $   (5,197)   $  (133)    $    84       $   112        $   89
    Net realized gain (loss)......       34,290         7,893        164         289           712           423
    Net unrealized gain (loss)....    2,827,542       442,761       (695)        947           312           752
                                    -----------    ----------    -------     -------       -------        ------
    Net increase (decrease) in net
      assets from
      operations..................    2,994,947       445,457       (664)      1,320         1,136         1,264
                                    -----------    ----------    -------     -------       -------        ------

  FROM POLICY TRANSACTIONS:
    Net premiums..................   33,755,687     3,720,116     82,362       2,113         6,284         2,869
    Terminations..................       (3,114)         (370)    (1,381)       (149)         (916)           --
    Insurance and other charges...     (501,577)     (204,104)    (1,510)     (1,958)       (4,494)         (242)
    Transfers between sub-accounts
      (including fixed
      account), net...............       (1,808)    4,507,084      1,085          --            --            --
    Other transfers from (to) the
      General Account.............         (354)          244         11          --             8             3
    Net increase (decrease) in
      investment by
      Sponsor.....................           --            --         --          --            --            --
                                    -----------    ----------    -------     -------       -------        ------
    Net increase (decrease) in net
      assets from policy
      transactions................   33,248,834     8,022,970     80,567           6           882         2,630
                                    -----------    ----------    -------     -------       -------        ------
    Net increase (decrease) in net
      assets......................   36,243,781     8,468,427     79,903       1,326         2,018         3,894

NET ASSETS:
  Beginning of year...............    8,551,060        82,633      2,730       9,229         7,211         3,317
                                    -----------    ----------    -------     -------       -------        ------
  End of year.....................  $44,794,841    $8,551,060    $82,633     $10,555       $ 9,229        $7,211
                                    ===========    ==========    =======     =======       =======        ======

                                        INVESCO VIF TOTAL RETURN         MORGAN STANLEY FIXED INCOME
                                               YEAR ENDED
                                              DECEMBER 31,               YEAR ENDED        PERIOD
                                    --------------------------------    DECEMBER 31,    FROM 2/17/98*
                                      1999        1998        1997          1999         TO 12/31/98
                                    --------    --------    --------    ------------    -------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income
      (loss)......................  $    493    $ 1,019     $   908     $ 1,277,690      $   612,562
    Net realized gain (loss)......     4,115      1,878         276          (8,242)         265,086
    Net unrealized gain (loss)....    (5,835)     2,122       5,287      (1,680,097)        (179,067)
                                    --------    -------     -------     -----------      -----------
    Net increase (decrease) in net
      assets from
      operations..................    (1,227)     5,019       6,471        (410,649)         698,581
                                    --------    -------     -------     -----------      -----------
  FROM POLICY TRANSACTIONS:
    Net premiums..................     1,559      7,489      26,884       7,703,567        9,708,358
    Terminations..................   (32,859)        (8)         --              --               --
    Insurance and other charges...    (1,694)      (860)       (764)       (522,326)        (446,219)
    Transfers between sub-accounts
      (including fixed
      account), net...............        --         --          --       3,300,001        9,881,316
    Other transfers from (to) the
      General Account.............        (1)        42          32              19             (185)
    Net increase (decrease) in
      investment by
      Sponsor.....................        --         --          --              --               --
                                    --------    -------     -------     -----------      -----------
    Net increase (decrease) in net
      assets from policy
      transactions................   (32,995)     6,663      26,152      10,481,261       19,143,270
                                    --------    -------     -------     -----------      -----------
    Net increase (decrease) in net
      assets......................   (34,222)    11,682      32,623      10,070,612       19,841,851
NET ASSETS:
  Beginning of year...............    61,907     50,225      17,602      19,841,851               --
                                    --------    -------     -------     -----------      -----------
  End of year.....................  $ 27,685    $61,907     $50,225     $29,912,463      $19,841,851
                                    ========    =======     =======     ===========      ===========

 * Date of initial investment.
** Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

                               GROUP VEL ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    The Group VEL Account (Group VEL) is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the Company) established on May 1, 1995 for the purpose of separating from the general assets of the Company, those assets used to fund the variable portion of certain flexible premium variable life insurance policies issued by the Company. The Company is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company (First Allmerica). First Allmerica is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Group VEL are clearly identified and distinguished from the other assets and liabilities of the Company. Group VEL cannot be charged with liabilities arising out of any other business of the Company.

    Group VEL is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Group VEL currently offers forty-four Sub-Accounts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Allmerica Investment Trust (the Trust) managed by Allmerica Financial Investment Management Services, Inc. (AFIMS), a wholly-owned subsidiary of the Company; or of the Variable Insurance Products Fund (Fidelity
VIP) or the Variable Insurance Products Fund II (Fidelity VIP II), managed by Fidelity Management & Research Company (FMR); or of the T. Rowe Price International Series, Inc. (T. Rowe Price) managed by Rowe Price-Fleming International, Inc.; or of the Delaware Group Premium Fund (DGPF) managed by Delaware Management Company or Delaware International Advisers Ltd.; or of the INVESCO Variable Investment Funds, Inc. (INVESCO VIF) managed by INVESCO Funds Group, Inc.; or of the Morgan Stanley Universal Funds, Inc. (Morgan Stanley) managed by Miller Anderson & Sherrerd, LLP; or of the Mutual Fund Variable Annuity Trust (MFVAT) managed by Chase Manhattan Bank, N.A.. The Trust, Fidelity VIP, Fidelity VIP II, T. Rowe Price, DGPF, INVESCO, Morgan Stanley and MFVAT (the Funds) are open-end, management investment companies registered under the 1940 Act. INVESCO is available only to employees of INVESCO VIF and its affiliates. Morgan Stanley is available only to employees of Duke Energy Corporation and its affiliates.

    Effective May 1, 1999, Decatur Total Return Fund was renamed Growth and Income Fund and Delaware Fund was renamed Delaware Balanced Fund. Effective September 1, 1999, INVESCO VIF Industrial Income Fund was renamed Equity Income. Effective May 1, 2000, AIT Investment Grade Income Fund will be renamed Select Investment Grade Income Fund and AIT Growth Fund will be renamed Core Equity Fund.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Internal Revenue Code (the Code) and files a consolidated federal income tax return with First Allmerica. The Company anticipates no tax liability resulting from the operations of Group VEL. Therefore, no provision for income taxes has been charged against Group VEL.

                               GROUP VEL ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Funds at December 31, 1999 were as follows:

                                                              PORTFOLIO INFORMATION
                                                       -----------------------------------
                                                                                 NET ASSET
                                                        NUMBER OF    AGGREGATE     VALUE
INVESTMENT PORTFOLIO                                     SHARES        COST      PER SHARE
--------------------                                   -----------  -----------  ---------
Growth...............................................   1,410,003   $ 3,972,164  $  3.311
Investment Grade Income..............................  23,266,205    25,575,861     1.051
Money Market.........................................   5,440,130     5,440,130     1.000
Equity Index.........................................     605,611     1,891,214     4.060
Government Bond......................................      25,424        26,300     1.011
Select Aggressive Growth.............................     403,637       974,516     3.411
Select Growth........................................   6,471,181    12,719,748     3.049
Select Growth and Income.............................     186,565       318,146     1.933
Select Value Opportunity.............................  13,901,118    23,464,808     1.521
Select International Equity..........................   3,150,993     4,425,284     2.031
Select Capital Appreciation..........................     203,014       349,493     2.053
Select Emerging Markets..............................      29,741        32,710     1.292
Select Strategic Growth..............................      12,811        13,507     1.126
Fidelity VIP High Income.............................      20,286       232,562    11.310
Fidelity VIP Equity-Income...........................      15,254       381,097    25.710
Fidelity VIP Growth..................................      36,612     1,607,076    54.930
Fidelity VIP Overseas................................       4,426        88,722    27.440
Fidelity VIP II Asset Manager........................      50,489       877,472    18.670
Fidelity VIP II Index 500............................     316,392    48,400,649   167.410
T. Rowe Price International Stock....................      35,240       500,046    19.040
DGPF Growth & Income*................................          --            --        --
DGPF Delchester......................................          --            --        --
DGPF Capital Reserves................................          --            --        --
DGPF Cash Reserves...................................          --            --        --
DGPF DelCap..........................................          --            --        --
DGPF Delaware Balanced*..............................          --            --        --
DGPF International Equity............................   2,404,447    41,525,167    18.630
DGPF Small Cap Value.................................          --            --        --
DGPF Trend...........................................          --            --        --
DGPF Strategic Income................................          --            --        --
DGPF Devon...........................................          --            --        --
DGPF Emerging Markets................................          --            --        --
DGPF Social Awareness................................          --            --        --
DGPF REIT............................................          --            --        --
DGPF Aggressive Growth...............................          --            --        --
DGPF U.S. Growth.....................................          --            --        --
INVESCO VIF Equity Income*...........................         502         8,685    21.010
INVESCO VIF Total Return Fund........................       1,777        26,149    15.580
Morgan Stanley Fixed Income..........................   2,976,363    31,771,615    10.050
MFVAT U.S. Government Income.........................          --            --        --
MFVAT Asset Allocation...............................          --            --        --
MFVAT Growth & Income................................          --            --        --
MFVAT Capital Growth.................................          --            --        --
MFVAT International Equity...........................          --            --        --

*  Name changed. See Note 1.

                               GROUP VEL ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

NOTE 4 -- RELATED PARTY TRANSACTIONS

    On the date of issue and each monthly payment date thereafter, a monthly charge is deducted from the policy value to compensate the Company for the cost of insurance, which varies by policy, the cost of any additional benefits provided by rider, and a monthly administrative charge. The policyowner may instruct the Company to deduct this monthly charge from a specific Sub-Account, but if not so specified, it will be deducted on a pro-rata basis of allocation which is the same proportion that the policy value in the General Account of the Company and in each Sub-Account bear to the total policy value.

    The Company makes a charge of up to 0.90% per annum based on the average daily net asset value of each certificate (certificate value) in each Sub-Account for mortality and expense risks. This charge may be different between groups and increased or decreased within a group, subject to compliance with applicable state and federal requirements, but the total charge may not exceed 0.90% per annum. During the first 10 policy years, the Company may charge up to 0.25% per annum of the certificate value in each Sub-Account for administrative expenses.

    Allmerica Investments, Inc., (Allmerica Investments), a wholly-owned subsidiary of the Company, is principal underwriter and general distributor of Group VEL, and does not receive any compensation for sales of Group VEL policies. Commissions are paid to registered representatives of Allmerica Investments and to independent broker-dealers by the Company. The current series of policies have a surrender charge and no deduction is made for sales charges at the time of the sale.

NOTE 5 -- DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Code, a variable life insurance policy, other than a policy issued in connection with certain types of employee benefit plans, will not be treated as a variable life insurance policy for federal income tax purposes for any period for which the investments of the segregated asset account on which the policy is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Group VEL satisfies the current requirements of the regulations, and it intends that Group VEL will continue to meet such requirements.

                               GROUP VEL ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

NOTE 6 -- PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of shares of the Funds by Group VEL during the year ended December 31, 1999 were as follows:

INVESTMENT PORTFOLIO                                           PURCHASES       SALES
--------------------                                          ------------  -----------
Growth......................................................  $  6,209,905  $ 4,726,086
Investment Grade Income.....................................    13,304,771    2,590,083
Money Market................................................     6,728,412    1,527,775
Equity Index................................................     2,778,482   50,942,818
Government Bond.............................................       100,147       97,033
Select Aggressive Growth....................................       367,494      168,825
Select Growth...............................................     7,082,831    1,835,886
Select Growth and Income....................................       118,228       15,002
Select Value Opportunity....................................    23,459,039      558,021
Select International Equity.................................     1,547,678    5,930,335
Select Capital Appreciation.................................       136,005       41,547
Select Emerging Markets.....................................        33,137          459
Select Strategic Growth.....................................        13,989          465
Fidelity VIP High Income....................................       196,679       55,715
Fidelity VIP Equity-Income..................................       279,813       49,803
Fidelity VIP Growth.........................................     1,740,132    1,236,973
Fidelity VIP Overseas.......................................        37,059       15,032
Fidelity VIP II Asset Manager...............................     1,715,193    1,435,587
Fidelity VIP II Index 500...................................    48,857,756      458,381
T. Rowe Price International Stock...........................       172,083       18,921
DGPF Growth & Income*.......................................            --           --
DGPF Delchester.............................................            --           --
DGPF Capital Reserves.......................................            --           --
DGPF Cash Reserves..........................................            --           --
DGPF DelCap.................................................            --           --
DGPF Delaware Balanced*.....................................            --           --
DGPF International Equity...................................    33,669,161      273,795
DGPF Small Cap Value........................................            --           --
DGPF Trend..................................................            --           --
DGPF Strategic Income.......................................            --           --
DGPF Devon..................................................            --           --
DGPF Emerging Markets.......................................            --           --
DGPF Social Awareness.......................................            --           --
DGPF REIT...................................................            --           --
DGPF Aggressive Growth......................................            --           --
DGPF U.S. Growth............................................            --           --
INVESCO VIF Equity Income*..................................         1,693        1,548
INVESCO VIF Total Return Fund...............................         2,251       34,646
Morgan Stanley Fixed Income.................................    12,363,038      600,667
MFVAT U.S. Government Income................................            --           --
MFVAT Asset Allocation......................................            --           --
MFVAT Growth & Income.......................................            --           --
MFVAT Capital Growth........................................            --           --
MFVAT International Equity..................................            --           --
                                                              ------------  -----------
Totals......................................................  $160,914,976  $72,615,403
                                                              ============  ===========

*  Name changed. See Note 1.

                               GROUP VEL ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

NOTE 7 -- PLAN OF SUBSTITUTION FOR PORTFOLIO OF THE TRUST

    An application has been filed with the Securities and Exchange Commission
(SEC) seeking an order approving the substitution of shares of the Select Investment Grade Income Fund (SIGIF) for all of the shares of the Select Income Fund (SIF). To the extent required by law, approvals of such substitution will also be obtained from the state insurance regulators in certain jurisdictions. The effect of the substitution will be to replace SIF shares with SIGIF shares. The substitution is planned to be effective on or about July 1, 2000.

PART II

UNDERTAKING TO FILE REPORTS
---------------------------

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING
--------------------

Article VIII of Registrant's Bylaws provides: Each Director and each officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940
-------------------------------------------------------------------------------

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-references for Prospectus to items required by Form N-8B-2.
The prospectus consisting of _____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the 1933 Act.
Representations pursuant to Section 26(e) of the 1940 Act.
The signatures.

Written consents of the following persons:

         1.   Actuarial Consent
         2.   Opinion of Counsel
         3.   Consent of Independent Accountants

The following exhibits:

     1. Exhibit 1 (Exhibits required by paragraph A of the instructions to Form N-8B-2)

         (1) Certified copy of Resolutions of the Board of Directors of the Company of November 22, 1993 establishing the Group VEL Account was previously filed in Post-Effective Amendment No. 9 on April 16, 1998, and is incorporated by reference herein.

         (2)    Not Applicable.

         (3)   (a)  Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed in Post-Effective Amendment No. 9 of Registration Statement No. 33-82658/811-8704 on April 16, 1998, and is
                    incorporated by reference herein.

               (b) Registered Representatives/Agents Agreement was previously filed in Post-Effective Amendment No. 9 of Registration Statement No. 33-82658/811-8704 on April 16, 1998, and is
                    incorporated by reference herein.

               (c) Sales Agreements were previously filed in Post-Effective Amendment No. 9 of Registration Statement
                    No. 33-82658/811-8704 on April 16, 1998, and are
                    incorporated by reference herein.

               (d) Commission Schedule was previously filed in Post-Effective Amendment No. 9 of Registration Statement
                    No. 33-82658/811-8704 on April 16, 1998, and is
                    incorporated by reference herein.

               (e) General Agent's Agreement was previously filed in Post-Effective Amendment No. 9 of Registration Statement No. 33-82658/811-8704 on April 16, 1998, and is
                    incorporated by reference herein.

               (f) Career Agent Agreement was previously filed in Post-Effective Amendment No. 9 of Registration Statement No. 33-82658/811-8704 on April 16, 1998, and is
                    incorporated by reference herein.

         (4)    Not Applicable.

         (5)    Form of Policy and Riders are filed herewith.

         (6) Articles of Incorporation and Bylaws, as amended, of the Company were previously filed in Post-Effective Amendment No. 1 on October 1, 1995, and are incorporated by reference herein.

         (7)    Not Applicable.

         (8)    (a) Participation Agreement between the Company and
                    Allmerica Investment Trust dated March 22, 2000 was previously filed on April 12, 2000 in Post-Effective Amendment No. 14 of Registration Statement No. 33-57792/811-7466, and is incorporated by reference herein.

                (b) Amendment dated March 29, 2000 and Amendment dated November 13, 1998 to the Variable Insurance Products Fund Participation Agreement were previously filed on April 12, 2000 in Post-Effective Amendment No. 14 of Registration Statement No. 33-57792/811-7466, and are incorporated by reference herein. Participation Agreement, as amended, with Variable Insurance Products Fund was previously filed in Post-Effective Amendment No. 9 of Registration Statement No. 33-82658/811-8704 on April 16, 1998, and is
                     incorporated by reference herein.

                (c) Amendment dated March 29, 2000 and Amendment dated November 13, 1998 to the Variable Insurance Products Fund II Participation Agreement were previously filed on April 12, 2000 in Post-Effective Amendment No. 14 of Registration Statement No. 33-57792/811-7466, and are incorporated by reference herein. Participation Agreement, as amended, with Variable Insurance Products Fund II was previously filed in Post-Effective Amendment No. 9 of Registration Statement No. 33-82658/811-8704 on April 16, 1998, and is
                     incorporated by reference herein.

               (d) Participation Agreement with T. Rowe Price International Series, Inc. was previously filed in Post-Effective Amendment No. 9 of Registration Statement
                     No. 33-82658/811-8704 on April 16, 1998, and is
                     incorporated by reference herein.

                (e) Fidelity Service Agreement, effective as of November 1, 1995, was previously filed on April 30, 1996 in Post-Effective Amendment No. 3, and is incorporated by reference herein.

                (f) An Amendment to the Fidelity Services Agreement, effective as of January 1, 1997, was previously filed on April 30, 1997 in Post-Effective Amendment No. 3, and is incorporated by reference herein.

                (g) Fidelity Service Contract, effective as of January 1, 1997, was previously filed on April 30, 1997 in Post-Effective Amendment No. 3, and is incorporated by reference herein.

                (h) Service Agreement with Rowe Price-Fleming International, Inc. was previously filed in Post-Effective Amendment No. 9 of Registration Statement No. 33-82658/811-8704 on
                     April 16, 1998, and is incorporated by reference herein.

                (i) Amendment to the Service Fee Agreement Letter with Morgan Stanley Asset Management, Inc. was previously filed on April 26, 2000 in Post-Effective Amendment No. 13 of Registration Statement No. 33-82658/811-8704, and is incorporated by reference herein. Service Fee Agreement Letter with Morgan Stanley Asset Management, Inc., was previously filed in Post-Effective Amendment No. 9 on April 16, 1998, and is incorporated by reference herein.

                (j) Amendment to the Participation Agreement with Morgan Stanley was previously filed on April 26, 2000 in Post-Effective Amendment No. 13 of Registration Statement No. 33-82658/811-8704, and is incorporated by reference herein. Participation Agreement with Morgan Stanley was previously filed in Post-Effective Amendment No. 9 of Registration Statement No. 33-82658/811-8704 on April 16, 1998, and is incorporated by reference herein.

         (9) Directors' Power of Attorney is filed herewith.

         (10) Application is filed herewith.

     2. Policy and Policy riders are as set forth in Item 1(5) above.

     3. Opinion of Counsel is filed herewith.

     4.   Not Applicable.

     5.   Not Applicable.

     6. Actuarial Consent is filed herewith.

     7. Procedures Memorandum is filed herewith.

     8. Consent of Independent Accountants is filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 1st day of June, 2000.

                              GROUP VEL ACCOUNT OF
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                          By: /s/ Mary Eldridge
                                              -------------------
                                          Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signatures                               Title                                         Date
----------                               -----                                         -----
/s/ Warren E. Barnes                     Vice President and Corporate Controller       June 1, 2000
---------------------------
Warren E. Barnes

Edward J. Parry III*                     Director, Vice President, Chief Financial
---------------------------              Officer and Treasurer

Richard M. Reilly*                       Director, President and
---------------------------              Chief Executive Officer

John F. O'Brien*                         Director and Chairman of the Board
---------------------------

Bruce C. Anderson*                       Director
---------------------------

Mark R. Colborn*                         Director and Vice President
---------------------------

J. Kendall Huber*                        Director, Vice President and
---------------------------              General Counsel

John P. Kavanaugh*                       Director, Vice President and
---------------------------              Chief Investment Officer

J. Barry May*                            Director
---------------------------

James R. McAuliffe*                      Director
---------------------------

Robert P. Restrepo, Jr.*                 Director
---------------------------

Eric A. Simonsen*                        Director and Vice President
---------------------------

* Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated April 2, 2000 duly executed by such persons.



/s/ Sheila B. St. Hilaire
---------------------------
Sheila B. St. Hilaire, Attorney-in-Fact
(811-8704)

                             FORM S-6 EXHIBIT TABLE

Exhibit 1(5)        Form of Policy and Policy Riders

Exhibit 1(9)        Directors' Power of Attorney

Exhibit 1(10)       Application

Exhibit 3           Opinion of Counsel

Exhibit 6           Actuarial Consent

Exhibit 7           Procedures Memorandum

Exhibit 8           Consent of Independent Accountants